

2023 | ANNUAL REPORT

ABOUT TARGET HOSPITALITY

Target Hospitality Corp. (Nasdaq: TH) is one of the largest vertically integrated specialty rental and hospitality services companies in North America. We have an extensive network of geographically relocatable specialty rental accommodation units with 16,843 beds across 26 communities. We also operate 2 communities not owned or leased by the Company. The majority of our revenues are generated under committed contracts which provide visibility to future earnings and cash flows. We believe our customers enter into contracts with us because of our differentiated scale and ability to deliver premier accommodations and in-house culinary and hospitality services across many key geographies in which they operate. For the year ended December 31, 2023, we generated revenues of approximately $564 million.   Approximately 64.9% of our revenue was earned from specialty rental with vertically integrated hospitality, specifically lodging and related ancillary services, whereas the remaining 35.1% of revenues were earned through leasing of lodging facilities for the year ended December 31, 2023.

Target Hospitality, though initially founded in 1978, began operating as a specialty rental and hospitality services company in 2006. Our Company operates across the U.S., primarily in the Southwest and the Midwest. We also own and operate the largest family residential center in the U.S. Target Hospitality provides comprehensive turnkey solutions to customers' unique needs, from the initial planning stages through the full cycle of development and ongoing operations. We provide cost-effective and customized specialty rental accommodations, culinary services and hospitality solutions, including site design, construction, operations, security, housekeeping, catering, concierge services and health and recreation facilities.

We have established a leadership position in providing a fully integrated service offering to our large customer base, which is comprised of United States government service providers, and major companies supporting natural resource development. Our company is built on the foundation of the following core values: elevate the experience, pursue excellence, act with integrity and collaboration.

You may obtain copies of our annual report, and the 10-K included therein without charge by contacting us. Written requests should be directed to our executive office located at 9320 Lakeside Blvd., Suite 300, The Woodlands, Texas 77381.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 001-38343

TARGET HOSPITALITY CORP.
(Exact name of registrant as specified in its charter)

Delaware		**98-1378631**
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)

9320 Lakeside Boulevard, Suite 300
The Woodlands, TX 77381
(Address, including zip code, of principal executive offices)

(800) 832-4242
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which is registered
Common stock, par value $0.0001 per share	TH	Nasdaq Capital Market
Warrants to purchase common stock	THWWW	Nasdaq Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of common shares held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2023, was $444,692,541.

There were 111,701,298 shares of Common Stock, par value $0.0001 per share, issued and 100,520,429 outstanding as of March 8, 2024.

<u>**Documents Incorporated by Reference**</u>

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement for the 2024 annual meeting of stockholders, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

Target Hospitality Corp.
TABLE OF CONTENTS
Annual Report on FORM 10-K
December 31, 2023

Part I

Item 1. Business

Unless the context otherwise requires, references to "we", "us", "our", "the Company", or "Target Hospitality" refer to Target Hospitality Corp. and its consolidated subsidiaries. During 2021, the Company changed the names of select reportable segments to appropriately align with its diversified hospitality and facilities service offerings. The segments formerly known as Permian Basin and Bakken Basin are now referred to as Hospitality & Facilities Services–South ("HFS–South") and Hospitality & Facilities Services–Midwest ("HFS–Midwest"), respectively. All other reportable segment names remained unchanged. Furthermore, as discussed in Note 20 (Business Segments) of the notes to our audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K, during 2023, the Company reduced the number of reportable segments from four to two, as the additional two previously reportable segments ("TCPL Keystone" and "HFS–Midwest") became quantitatively immaterial and are now combined in the "All Other" category for all periods presented.

Overview

Our company, Target Hospitality, is one of the largest vertically integrated specialty rental and hospitality services companies in North America. We have an extensive network of geographically relocatable specialty rental accommodation units with 16,843 beds across 26 communities. We also operate 2 communities not owned or leased by the Company. The majority of our revenues are generated under committed contracts which provide visibility to future earnings and cash flows. We believe our customers enter into contracts with us because of our differentiated scale and ability to deliver premier accommodations and in-house culinary and hospitality services across many key geographies in which they operate. For the year ended December 31, 2023, we generated revenues of approximately $564 million. Approximately 64.9% of our revenue was earned from specialty rental with vertically integrated hospitality, specifically lodging and related ancillary services, whereas the remaining 35.1% of revenues were earned through leasing of lodging facilities for the year ended December 31, 2023.

For additional information on our revenue related to December 31, 2023 and 2022, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" located in Part II, Item 7 of this Annual Report on Form 10-K.

Target Hospitality, though initially founded in 1978, began operating as a specialty rental and hospitality services company in 2006. Our Company operates across the U.S., primarily in the Southwest and the Midwest. We also own and operate the largest family residential center in the U.S. Target Hospitality provides comprehensive turnkey solutions to customers' unique needs, from the initial planning stages through the full cycle of development and ongoing operations. We provide cost-effective and customized specialty rental accommodations, culinary services and hospitality solutions, including site design, construction, operations, security, housekeeping, catering, concierge services and health and recreation facilities.

We have established a leadership position in providing a fully integrated service offering to our large customer base, which is comprised of United States government service providers, and major companies supporting natural resource development. Our company is built on the foundation of the following core values: elevate the experience, pursue excellence, act with integrity and collaboration. We believe that when our team is living these values corporate responsibility comes naturally. The map below shows the Company's community locations in North America:



Background

For discussion of the background of the business combination, please read the "Background" section located in the Item 1. Business section in our Annual Report on Form 10-K/A for the year ended December 31, 2020 filed on May 24, 2021 and is incorporated herein by reference.

Upon completion of the business combination on March 15, 2019, the Nasdaq trading symbols of our common stock, par value $0.0001 per share (the "Common Stock"), and our Warrants (as defined below) were changed to "TH" and "THWWW," respectively.

Business Model

Our business model allows our customers to focus their efforts and resources on their core businesses. This makes us an integral part of the planning and execution phases for all customers.

We provide a safe, comfortable, and healthy environment to our guests, employees and workers across the U.S. and anywhere our customers need our facilities and services. Under our "Target 12" service model, we provide benefits to our customers, delivering high quality food, rest, connection, wellness, community, and hospitality, which optimizes our customers' workforce engagement, performance, safety, loyalty, and productivity during work hours.

This facility and service model is provided directly by our employees, who deliver the essential services 24 hours per day for 365 days a year. We provide all of the hospitality services at our sites, and as a result, we believe we deliver more consistent and high-quality hospitality services at each community compared to our peers. Our company and employees are driven by our primary objective of helping our customers' workforce reach their full potential every day. Our professionally trained hospitality staff has the unique opportunity to live with our customers as most of our employees live on location at the communities where our customers' workforce reside. This allows our employees to develop powerful customer empathy, so we are better able to deliver consistent service quality and care through the Target 12 platform each day. Our employees are focused on the "other 12 hours"—the time our customers and their

employees are not working—making sure we deliver a well fed, well rested, happier, loyal, safer and more productive employee every day. What we provide our customers' workforce "off the clock" optimizes their performance when they are "on the clock." The investment our customers make in their employees the "other 12 hours" is an essential part of their strategy and overall business and operations execution plan.

Using our expansive community network, unique core competencies and full-service turnkey hospitality solutions, we provide critical facilities and hospitality support services for fully integrated natural resource development companies and contractors of the United States Government. Our assets are well-suited to support the full lifecycle of development plans and we are able to scale our facility size to meet customers' growing needs. We are well-positioned to continue serving our customers throughout the full cycle of their projects, which typically last for several decades. Our integrated model provides value to our customers by reducing project timing and counterparty risks associated with projects. More broadly, our accommodations networks, combined with our integrated value-added hospitality and facilities services creates value for our customers by optimizing their engagement, performance, safety, loyalty, productivity, preparedness and profitability.

Summary of Value-Added Services

We take great pride in the premium customer experience we offer across our range of community and hospitality services offerings. The majority of Target's communities include in-house culinary and hospitality services. Our world-class culinary and catering professionals serve approximately 16,000,000 meals on average each year with fresh ingredients and many of our meals are made from scratch. We self-manage most culinary and hospitality services, which provides us with greater control over service quality as well as incremental revenue and profit potential. Our communities are designed to promote rest and quality of life for our customers' workforces and include amenities such as:

Summary of Amenities at various Communities:

● Innovative Modular Design	● On-site Commissary
● Single Occupancy Design	● Media Lounges and WIFI Throughout
● Swimming Pool, Volleyball, Basketball courts	● Flat-Screen TVs in Each Room
● Commercial Kitchen	● 40+ Premium TV Channel Line-up
● Fast Food Lounges	● Personal Laundry Service
● Full & Self Service Dining Areas	● Individually Controlled HVAC System
● TV Sport/Entertainment Lounges	● Hotel Access Lock Systems
● Training/conference Rooms	● 24 Hour No-Limit Dining
● Core Passive Recreation Areas	● Self Dispensing Laundry
● Active Fitness Centers	● Commercial Laundry
● Lodge Recreation Areas	● Transportation to Project Site
● Locker/Storage/Boot-up Areas	● 24 Hour Gated Security
● Parking Areas	● Daily Cleaning & Custodial Service
● Waste Water Treatment Facility	● Professional Uniformed Staff

Our hospitality services and programming are designed to promote safety, security and rest, which in turn promote greater on-the-job productivity for our customers' workforces. Our communities strictly adhere to our community code of conduct, which, among other things, prohibits drugs, illegal firearms, co-habitation and guests. We work closely with our customers to ensure that our communities are an extension of the safe environment and culture they aim to provide to their employees while they are on a project location. Our community code of conduct is adopted by each corporate customer and enforced in conjunction with our customers through their documented health, safety and environmental policies, standards and customer management. We recognize that safety and security extends beyond the customers' jobsite and is a 24-hour responsibility which requires 24-hour services by Target Hospitality in close collaboration with our customers.

History and Development

Target Hospitality's legacy businesses have grown and developed since they were created. The chart below sets out certain key milestones for each business.

1978-2010	2011-Present
● 1978: Target Logistics was founded	● 2011: Target expanded capacity in Williston, Stanley and Tioga with long-term customers Halliburton, Hess, ONEOK, Schlumberger, Superior Well Service, Key Energy Services and others
● 1990: Signor Farm and Ranch Real Estate was founded	● 2011: Signor Lodge opened in Midland, TX (84 rooms)
● Target awarded contracts for logistics services for Olympics in 1984 (Sarajevo), 1992 (Barcelona), 1996 (Atlanta), 2000 (Sydney), 2002 (Salt Lake City), 2004 (Athens), 2006 (Turin) and 2010 (Vancouver)	● 2011: Signor Barnhart Lodge opened in Barnhart, TX (160 beds)
● The Vancouver project consisted of a 1,600 bed facility, a portion of which was subsequently transferred to North Dakota and remains in use today	● 2012: Target developed additional North Dakota facilities in Dunn County (Q1), Judson Lodge(Q3), Williams County (Q3) and Watford City (Q4)
● 2005: Target operated 1,100-bed cruise ship anchored in the Gulf of Mexico to support relief efforts during aftermath of Hurricane Katrina	● 2012: Target expanded service into Texas with the opening of Pecos Lodge (90 beds) in Q4
● In addition, built and managed 700-person modular camp in New Orleans with running water, electricity and on-site kitchen services	● 2013: Target awarded TCPL Keystone KXL pipeline project to house and feed over 6,000 workers (project terminated July 23, 2021)
● 2007: Target hired by Freeport-McMoRan to build and operate 425-bed facility in Morenci, AZ in support of copper mining operations (re-opening 10/2012)	● 2014: Target awarded lodge contract for new 200-bed community in the HFS–South region
● 2008: Target provided catering/food services for 600 personnel in support of relief operations in aftermath of Hurricane Ike	● 2014: Target awarded contract and built 2,400-bed community for U.S. federal government
● 2009: Target provided housing and logistics services for 1,500 workers during a refurbishment of a refinery in St. Croix	● 2015: Opened new community in Mentone, TX in Q4 for Anadarko Petroleum Company
● 2009: Signor Lodging was formed	● 2016: Signor expanded Midland Lodge several phased expansions 1,000 beds
● 2010: Target opened Williston Lodge, Muddy River, Tioga and Stanley Cabins in western North Dakota	● 2016: Signor Kermit Lodge opens with 84 rooms
	● 2017: Signor opened Orla Lodge with 208 rooms
	● 2017: Target expanded network with the expansion of both Wolf Lodge and Pecos Lodge in Q2
	● 2017: Target expanded presence in New Mexico and West Texas with the acquisition of 1,000-room Iron Horse Ranch in Q3
	● 2017: Signor opened El Reno Lodge with 345 rooms
	● 2017: Target expanded presence with 280-room Blackgold Lodge in Q3
	● 2018: Target Logistics rebranded as Target Lodging in March 2018
	● 2018: Target opened new 600-room community in Mentone, Texas
	● 2018: Target added approximately 1,600 rooms across HFS–South network
	● 2018: Target expanded community network in the HFS–South region through acquisition of Signor, adding 7 locations and approximately 4,500 beds to the network
	● 2019: Target announced new 400-bed community in the HFS–South network
	● 2019: Target expanded its community network in the HFS–South region through the acquisitions of Superior and ProPetro, adding 4 locations and approximately 758 beds to the network.
	● 2019: El Capitan 200 beds
	● 2019: El Capitan expansion 100 beds
	● 2019: Seven Rivers expansion 200 beds
	● 2021: Government Segment expansion 4,000 beds
	● 2022: Government Segment expansion 2,375 beds
	● 2023: HFS–South Segment expansion 665 beds

We are one of the few vertically integrated specialty rental and hospitality services providers that service the entire value chain from site identification to long-term community development and facilities management. Our industry divides specialty rental accommodations into three primary types: communities, temporary worker lodges and mobile assets. We are principally focused on communities across several end markets, including natural resource development, and the U.S. government.

Communities typically contain a larger number of rooms and require more time and capital to develop. These facilities typically have commercial kitchens, dining areas, conference rooms, medical and dental services, recreational facilities, media lounges and landscaped grounds where climate permits. A portion of our communities are built and underpinned by multi-year committed contracts which often include exclusivity provisions. These facilities are designed to serve the long-term needs of customers regardless of the end markets they serve. Our communities provide fully-integrated and value-added hospitality services, including but not limited to: catering and food services, housekeeping, health and recreation facilities, laundry services and overall workforce community management, as well as water and wastewater treatment, power generation, communications and personnel logistics where required. In contrast, temporary lodges are usually smaller in number of rooms and generally do not include hospitality, catering, facilities services or other value-added on-site services and typically serve customers on a spot or short-term basis without long-term committed contracts. These temporary facilities are "open" for any customer who needs lodging services. Finally, mobile assets, or rig housing, are designed to follow customers' activities and are generally used for drilling rig operators. They are often used to support conventional drilling crews and are contracted on a project-by-project or short-term basis.

Our specialty rental modular assets and hospitality services deliver the essential services and accommodations when and where there is a lack of sufficient accessible or cost-effective housing, infrastructure or local labor. Many of the geographic areas near the southern U.S. border lack sufficient temporary housing and infrastructure for asylum-seeking immigrants or may require additional infrastructure in the future. In the U.S. natural resource development industry, many of the largest hydrocarbon reservoirs are in remote and expansive geographic locations, like the Southwestern portion of the United States and North Dakota where limited infrastructure exists. We support the development of these necessary natural resources by providing the fully-integrated and value-added hospitality services described above. Our communities and integrated hospitality services allow our customers to outsource their accommodations needs to a single provider, optimizing employee morale, productivity, safety, and loyalty while focusing their investment on their core businesses and long term planning.

The communities we own, operate, or manage, as well as those facilities we own but are managed by other operators, are subject to competition for residents from other private operators. We compete primarily on location, cost, the quality and range of services offered, our experience in the design, construction, and management of facilities, and our reputation. We compete with government agencies that are responsible for residential facilities. Government sector demand for facilities is affected by a number of factors, including the demand for beds, general economic conditions and the size of the populations needing these services.

Demand for accommodations and related services within the natural resource development end market is influenced by four primary factors: (i) available infrastructure, (ii) competition, (iii) workforce requirements, and (iv) capital spending. Anticipated capital spending, and our customers' expectations for future capital spending as well as larger infrastructure requirements, influence customers' development on current productive assets, maintenance on current assets, expansion of existing assets and development of greenfield, brownfield or new assets. In addition to capital requirements, different types of customer activity require varying workforce sizes, influencing the demand for accommodations. Also, competing locations and services influence demand for our assets and services.

Demand within our government end market is primarily influenced by immigration, including the ongoing need to accommodate asylum seekers and unaccompanied minors as well as federal governmental policy and budgets. Continued increases in immigration activity have influenced government spending on infrastructure in immigration-impacted regions, and, consequentially, demand for accommodations and related services.

Another factor that influences demand for our rooms and services is the type of customer we are supporting. Generally, natural resource development customers require larger workforces during construction and expansionary periods and therefore have a higher demand for accommodations. Due to the contiguous nature of their land positions, a "hub and spoke" model is utilized. Customers that support natural resource development also require larger and more mobile workforces which, in many cases, consist of employees sourced from outside of the work areas. These employees,

described as rotational workers, permanently reside in another region or state and commute to the regions served by our HFS–South segment on a rotational basis (often, two weeks on and one week off).

In addition, proximity to customer activities influences occupancy and demand. We have built, own and operate the two largest specialty rental and hospitality services networks available to customers operating in the regions served by our HFS–South segment. These networks allow our customers to utilize one provider across a large and expansive geographic area. Our broad network often results in us having communities that are the closest to our customers' job sites, which reduces commute times and costs, and improves the overall safety of our customers' workforce.

Generally, if a community is within a one hour drive of a customer's work location, our contractual exclusivity provisions with our customers require the customers to have their workforce lodge at one of our communities. Our communities provide customers with cost efficiencies, as they are able to jointly use our communities and related infrastructure (power, water, sewer and IT) services alongside other customers operating in the same vicinity.

Demand for our services is dependent upon activity levels, particularly our customers' capital spending on natural resource development activities and government housing programs. Our customers' spending plans generally are based on their view of commodity supply and demand dynamics, as well as the outlook for their medium and long-term commodity prices and annual government appropriations. Our current footprint supporting natural resource development customers is strategically concentrated in the southwestern portion of the United States near the Permian Basin region served by our HFS–South segment. The Permian stretches across the southeast corner of New Mexico and through a large portion of land in western Texas, encompassing approximately a hundred thousand square miles and dozens of counties and is the lowest cost basin in the U.S., providing the most economic natural resource development inventory.

Business Strengths & Strategies

Strengths

- Market Leader in Strategically Located Geographies. We are one of North America's largest providers of turnkey specialty rental units with premium catering and hospitality services including 28 strategically located communities with approximately 16,800 beds primarily in the highest demand regions of the southwestern United States. Utilizing our large network of communities with the most bed capacity, particularly within the regions served by our Government and HFS–South segments, we believe we are the only provider with the scale and regional density to serve all of our customers' needs in these key areas. Additionally, our network and relocatable facility assets allow us to transfer the rental fleet to locations that meet our customer service needs across our segments allowing us to achieve a higher return on capital. We leverage our scale and experience to deliver a comprehensive service offering of vertically integrated accommodations and hospitality services that provides a compelling economic value proposition to our customers.

- Long-Standing Relationships with Diversified Large Integrated Customers. We have long standing relationships with our diversified base of approximately 290 customers, which includes some of the largest blue-chip, investment grade natural resource development and integrated infrastructure companies in North America. We believe we have also established strong relationships in our U.S. government end market with our contract partners and the federal agencies we serve. We initially won our large government sub-contract in 2014 based upon our differentiated ability to develop and open a permanent large-scale facility on an accelerated timeline. This contract was renewed and extended in 2016 and 2020, demonstrating our successful execution and customer satisfaction. The relationships we have established over the past decade have been built on trust and credibility given our track record of performance and delivering value to our customers by providing a broad range of hospitality service offerings within a community atmosphere. Target's customers' willingness to enter into multi-year

committed contracts, and our historical client retainment rate of over 90%, demonstrates the strength of these long-standing relationships.

- Committed Revenue and Exclusivity Produce Highly Visible, Recurring Revenue. The vast majority of our revenues are generated under multi-year contracts that include committed payment terms or exclusivity provisions, under which our customers agree to use our network for all their accommodation needs within the geographies we serve. In 2023, approximately 73% of our revenues had committed payment provisions and approximately 99% were under contract, including exclusivity. The weighted average length of our contracts is approximately 45 months and we have maintained a consistent client renewal rate of over 90% for the last 5 years. Our customers enter into long-term agreements and consistently renew their contracts to ensure that sufficient accommodations and hospitality services are in place to properly care for their large workforces. Our multi-year contracts and consistent renewal rates provide recurring revenue and high visibility on future financial performance.

- Proven Performance and Resiliency Through the Various Economic Cycles. Our business model is generally well insulated from economic cycles. For example, we secured a major new contract in November 2023 for the continued operation of the humanitarian community in Pecos, Texas as well as a renewal and extension in 2020 for another contract, each under our Government Segment which together represents approximately 72% of Target Hospitality's 2023 revenue. Additionally, we utilize the same asset base across our operating segments, which allows us to efficiently optimize our modular assets and redeploy them, as warranted by customer demand.

- Long-lived Assets Requiring Minimal Maintenance Capital Expenditures. Our long-lived specialty rental assets support robust cash flow generation. Our rental assets have an average life of approximately 15 years, and we typically recover our initial investment within the first few years of initial capital deployment. Our maintenance capital between 2019 and 2023 has ranged from approximately 0.4% to 4.0% of annual revenue with an average of 2% of annual revenue. We maintain low maintenance capital expenditures, as cleaning and routine maintenance costs are included in day-to-day operating costs and recovered through the average daily rates that we charge our customers. This continual care of our assets supports extended asset lives and the ongoing ability to operate with only nominal maintenance capital expenditures. The investment profile of our rental assets underpins our industry leading unit economics. Our contract discipline underpins our investment decision making and any spending on new growth investments is underwritten by contracts, with no speculative building. Generally, we do not invest capital unless we expect to meet our internal return thresholds. Due to the high revenue visibility from long-term contracts, we are poised to generate robust and stable cash flows driven by historical strategic growth investments and minimal future maintenance capital expenditure requirements.

Strategies

We believe that we can further develop our business by, among other things:

- Expansion and Diversification Through Acquisitions, Diversifying Our Service Offerings as well as our Customer base. We selectively pursue acquisitions and business combinations related to specialty rental and hospitality services in the markets we currently serve as well as adjacent markets that offer existing complimentary services to ours. Leveraging our core competencies related to facilities management, culinary services, catering and site services, we believe that we can further scale these elements of our business and replicate it in other geographies and end markets. We continue to focus on strengthening our balance sheet through strong cash flow generation and debt reduction to provide flexibility to execute upon targeted acquisitions and business combinations that would be accretive to us while also diversifying our customer base, reducing customer concentration, and expanding our end markets.

- Maintaining and Expanding Existing Customer Relationships. Growing and maintaining key customer relationships is a strategic priority. We fill existing bed capacity within our communities, while optimizing our inventory for existing customer expansion or for new customers. Keeping this balance provides us with flexibility and a competitive advantage when pursuing new contract opportunities as top-tier customers find enhanced value in the scale and flexibility of Target's world class network, which supports their comprehensive and dynamic housing and food management requirements. With the scale of our accommodations network, a significant number of our key customers are commercially exclusive to Target Hospitality as their primary and preferred provider of accommodations and hospitality services throughout the U.S. or for a designated geographic area.

- Enhancing Contract Scope and Services. One of our strategic focus areas is to enhance the scope and terms of our customer contracts. We intend to continue our historical track record of renewing and extending these contracts at favorable commercial and economic terms, while also providing additional value added services to our customers. For example, we have expanded our presence across multiple government agencies creating broad reaching opportunities to extend reach beyond our core accommodations platform. Intentionally growing revenue in an attractive government services end market, allowed us to high-grade contracts and significantly expand Target's growth pipeline.

- Disciplined Growth Capital Expenditures to Increase Capacity. We selectively pursue opportunities to expand existing communities and develop new communities to satisfy customer demand. We employ rigorous discipline to our capital expenditures to grow our business. Our investment strategy is generally to only deploy new capital with visibility—typically a contract—to revenue and returns to meet our internal return hurdles often with capital recovery mechanisms. We target high returns on invested capital and achieve these returns due to our high cash-on-cash margin profile.

- Growing and Pursuing New Customer/Contract Opportunities. We continually seek additional opportunities to lease our facilities to government, natural resource development, and other third-party owners or operators in need of specialty rental and hospitality services. We have a proven track record of success in executing our specialty rental and facilities management model across several end markets for ongoing needs as well as major projects that have finite project life cycle durations. A strong national presence creates a platform to expand geographical reach into a wide range of industry applications, while significantly expanding Target's long-term growth pipeline by utilizing existing core competencies to broaden service offerings across a variety of business and commercial applications. While special projects do not constitute a large portion of our business, it is typical for us to secure some special projects that can last anywhere from 1-5 years (or more). We have designated sales-related resources that focus on special finite life cycle projects and maintain a dynamic business pipeline which includes but is not limited to special projects across end markets.

- Enhance Financial Strength and Create Shareholder Value. The Company follows a disciplined approach to maintaining and enhancing financial strength to create shareholder value. This strategy is centered on the Company's ability to drive profitable growth, and maximize net earnings, cash flows and operating margins; maintain consistent financial policies to ensure a strong balance sheet, liquidity level and access to capital; and retain the financial flexibility needed to strategically allocate and deploy capital as circumstances change. The Company's disciplined financial approach also allows it to maintain sufficient liquidity and to reduce refinancing risk, with the nearest significant debt maturity of $181.4 million occurring in June 2025 consisting of our approximately $181.4 million in aggregate principal amount of 10.75% senior secured notes due June 15, 2025 (the "2025 Senior Secured Notes"). The Company had total liquidity of approximately $278.9 million as of December 31, 2023, which consisted of up to $175 million of unused capacity under its ABL Facility, and cash and cash equivalents of $103.9 million. This also further enhances the Company's financial flexibility to allow for, among other things, executing the Company's diversification strategy.

Business Operations

Target Hospitality provides specialty rental and hospitality services, temporary specialty rental and hospitality services solutions and facilities management services across North America. The Company's primary customers are U.S. Government related contractors, investment grade natural resource development companies and other workforce accommodation providers operating in the regions served by our HFS–South segment. The Company's specialty rental and hospitality and management services are highly customizable and are tailored to each customer's needs and requirements. Target Hospitality is also an approved U.S. General Services Administration ("GSA") contract holder and offers a comprehensive range of housing, deployment, operations and management services through its GSA professional services schedule agreement. The GSA contract allows U.S. federal agencies to acquire our products and services directly from Target Hospitality which expedites the commercial procurement process often required by government agencies.

Target Hospitality operates its business in two key end markets: (i) government ("Government"), which includes the facilities, services and operations of (a) the family residential center and the related support communities in Dilley, Texas (the "South Texas Family Residential Center") provided pursuant to its lease and services agreement with a national provider of migrant programming; and (b) several facilities in West, Texas provided pursuant to its lease and services agreement with a leading national nonprofit organization ("NP Partner") in support of their humanitarian aid efforts, both locations backed by committed United States Government contracts; and (ii) HFS–South, which includes the facilities and operations in sixteen communities located across Texas and New Mexico.

The map below shows the Company's primary community locations in the HFS–South segment (including five locations outside of this segment).



The table below presents the Company's communities in the HFS–South, Government, and All Other segments as of December 31, 2023.

Segment	Community Name	Location	Status	Number of Beds
Government	Dilley (STFRC)	Dilley, Texas	Own	2,556
Government	Pecos Children's Center	Pecos, Texas	Own	2,000
Government	Pecos Blue Lodge	Pecos, Texas	Own	1,000
Government	Delaware Lodge	Orla, Texas	Own/Operate	425
Government	Lodge 118	Pecos, Texas	Own/Operate	1,402
Government	Pecos Trail Lodge	Pecos, Texas	Own/Operate	558
Government & HFS–South	Skillman Station Lodge	Mentone, Texas	Own/Operate	1,038
Government & HFS–South	Pecos South Lodge	Pecos, Texas	Own/Operate	772
HFS–South	Orla North Lodge	Orla, Texas	Own/Operate	169
HFS–South	Orla South Lodge	Orla, Texas	Own/Operate	240
HFS–South	El Capitan Lodge	Orla, Texas	Own/Operate	429
HFS–South	Odessa West Lodge	Odessa, Texas	Own/Operate	805
HFS–South	Odessa East Lodge	Odessa, Texas	Own/Operate	280
HFS–South	Mentone Wolf Lodge	Mentone, Texas	Own/Operate	530
HFS–South	Midland Lodge	Midland, Texas	Own/Operate	843
HFS–South	Midland East Lodge	Midland, Texas	Own/Operate	168
HFS–South	Kermit Lodge	Kermit, Texas	Own/Operate	232
HFS–South	Kermit North Lodge	Kermit, Texas	Own/Operate	180
HFS–South	Carlsbad Lodge	Carlsbad, New Mexico	Own/Operate	496
HFS–South	Seven Rivers Lodge	Carlsbad, New Mexico	Own/Operate	640
HFS–South	Jal Lodge	Jal, New Mexico	Own/Operate	466
HFS–South	Big Spring Lodge	Big Spring, Texas	Own/Operate	665
All Other	Williams County Lodge	Williston, North Dakota	Own/Operate	300
All Other	Judson Executive Lodge	Williston, North Dakota	Own/Operate	100
All Other	Watford City Lodge	Watford City, North Dakota	Own/Operate	334
All Other	Cheecham Lodge	Alberta, Canada	Own/Operate	215
Total Number of Beds				16,843

Government

The Government segment includes, but is not limited to, two primary end markets which make up approximately 72% of our revenue for the year ended December 31, 2023:

- Residential Facilities. Residential facilities, including the South Texas Family Residential Center (discussed below), provide space and residential services in an open and safe environment. Residential facilities offer services including, but not limited to, educational programs, medical care, recreational activities, counseling, and access to religious and legal services.

- Humanitarian Aid Efforts. Community facilities providing a suite of comprehensive service offerings supporting humanitarian aid efforts.

Target Hospitality built and currently leases and operates the South Texas Family Residential Center through a sub-lease and services agreement with a national provider of migrant programming, which provides management services. Target Hospitality owns the facility and provides select on-site services including catering, culinary, management, janitorial and light maintenance. The South Texas Family Residential Center includes 524,000 square feet of building space including residential housing units with 2,400 beds, as well as classrooms, a library, chapels, an infirmary with full medical, dental, pharmaceutical and x-ray capabilities, a dining hall, offices and an industrial laundry center.

In March 2021, the Company entered into a lease and services agreement with our NP Partner, backed by a committed United States Government contract, to provide a suite of comprehensive service offerings in support of their humanitarian aid efforts at a residential housing facility. During the year ended December 31, 2022, the Company executed a new contract with our NP Partner that became effective on May 16, 2022, which represented a significantly expanded lease and services agreement ("Expanded Humanitarian Contract") to provide enhanced infrastructure and comprehensive facility services that support the critical hospitality solutions the Company provides to the NP Partner and the U.S. Government in their humanitarian aid missions. The Expanded Humanitarian Contract provided for a significant scope expansion and term extension for the continuation of services provided under the agreement that originated in March 2021 with approximately 6,375 beds. On May 15, 2023, the Company executed a six-month extension of the Expanded Humanitarian Contract, which extended the period of performance through November 15, 2023 and increased the contract value, with no change to contract structure or any other existing economic terms. During the year ended December 31, 2023, the Company executed a new contract with our NP Partner ("New PCC Contract"), pursuant to an Indefinite Delivery, Indefinite Quantity Task Order between our NP Partner and the U.S. Government, that became effective on November 16, 2023, with a one year base period through November 15, 2024, with an option to extend for up to four additional one year periods and an option to extend for up to six months upon the conclusion of the base period or any of the option periods. Under the New PCC Contract, the Company will maintain similar facility size and operational scope compared to the previous contract that became effective on May 16, 2022. The New PCC Contract operates with similar structure to the Company's existing and prior government services subcontracts, which are centered around minimum revenue commitments supported by the United States Government. Additionally, the New PCC Contract includes occupancy-based variable services revenue that will align with active community population. This ongoing partnership is consistent with our Government segment and strategy of diversifying end-markets through high quality contracts with premier partners that provide strong revenue visibility and cash flows.

We look forward to expanding the products and services of our Government segment through our GSA designations, specifically our designation to maintain the professional services schedule ("PSS") for logistics service solutions, which are designed to assist federal agencies in procuring comprehensive logistics solutions, including planning, consulting, management, and operational support when deploying supplies, equipment, materials and associated personnel. GSA's PSS is a multiple award schedule ("MAS") contract for innovative solutions, offered to federal, state and local governments, for their professional service's needs. Having a PSS signifies that we have been vetted as a responsible supplier, our pricing has been determined to be fair and reasonable and we are in compliance with all applicable laws and regulations. PSS is one of the GSA's schedule contracts, which are indefinite delivery, indefinite quantity ("IDIQ"), long-term contracts under the GSA MAS program. GSA schedule contracts were developed to assist federal employees in purchasing products and services and they contain pre-negotiated prices, delivery terms, warranties, and other terms and conditions which streamline the buying process.

The Government segment generated approximately 72% or $403.7 million of the Company's revenue for the year ended December 31, 2023. The map below shows the Company's primary community locations in the Government segment.


Carlsbad
Big Spring
Abilene
Orla
Odessa
Midland
TEXAS
Fairfiel
Waco
Monahans
Pecos
San Angelo
Killeen
Temple
Fort Stockton
TEXAS
Junction
Alpine
AUSTIN
TARGET HOSPITALITY
GOVERNMENT
1 DELAWARE
2 SKILLMAN
3 PECOS BLUE
4 LODGE 118
5 PECOS CHILDREN'S CTR
6 PECOS SOUTH
7 PECOS TRAIL
8 DILLEY
San Marcos
Presidio
San Antonio
MEXICO
Victoria
Eagle Pass
TARGET HOSPITALITY

Hospitality & Facilities Services–South

The HFS–South segment serves an area that stretches across the southeast corner of New Mexico and a large portion of western Texas, encompassing approximately a hundred thousand square miles and dozens of counties. This geographic area, also known as the Permian Basin, is one of the world's oldest natural resource producing regions. Our customers utilize both unconventional and conventional development techniques, encompassing multiple stacked development zones, which increases the potential recoverable resource and lengthens their development lifecycle.

While understanding the significant economic potential in this region, Target entered the market in 2012, ahead of many of our competitors. We started in HFS–South with an 80-bed community in Pecos, TX.

As of December 31, 2023, with 16 communities and approximately 7,900 beds across HFS–South, we offer the largest network of turnkey specialty rental accommodations and hospitality services.

The HFS–South segment generated approximately 26% or $148.7 million of the Company's revenue for the year ended December 31, 2023. The map below shows the Company's primary community locations in the HFS–South region.


TEXAS
MEXICO
Lubbock
Denton
Fort Worth
Carlsbad
Big Spring
Abilene
Orla
Odessa
Midland
Pecos
Monahans
Fort Stockton
Alpine
Sanderson
Temple
AUSTIN
TARGET HOSPITALITY
HFS - SOUTH
1 SEVEN RIVERS
2 CARLSBAD
3 JAL
4 ORLA EL CAPITAN
5 ORLA NORTH
6 ORLA SOUTH
7 MENTONE WOLF
8 KERMIT NORTH
9 KERMIT SOUTH
10 MIDLAND
11 MIDLAND EAST
12 ODESSA WEST
13 ODESSA EAST
14 BIG SPRING
15 PECOS SOUTH
16 SKILLMAN
TARGET HOSPITALITY

All Other

In addition to the two reportable segments above, the Company: (i) has facilities and operations for one community in Canada; (ii) has facilities and operations for three communities in North Dakota; and (iii) provides catering and other services to communities and other workforce accommodation facilities for the natural resource development industries not owned by Target Hospitality ("Facilities Management").

The Company provides specialty rental and hospitality services including concierge, culinary, catering, maintenance, security, janitorial and related services at facilities owned by other companies. We currently provide Facilities Management, culinary and catering services and site services for one facility located in Wyoming for which we do not own the specialty rental accommodation assets.


NORTHWEST TERRITORIES
Fort Murray
ALBERTA
Edmonton
Saskatoon
MONTANA
Helena
Miles City
Billings
IDAHO
Boise
WYOMING
Casper
Salt Lake City
Cheyenne
UTAH
Denver
Santa Fe
Regina
Winnipeg
NORTH DAKOTA
MINNESOT
Bismarck
Fargo
SOUTH DAKOTA
Rapid City
Minneapolis
NEBRASKA
Omaha
IOW
Des Moines
Kansas City
KANSAS
TARGET HOSPITALITY
OTHER LODGES
CANADA
1 CHEECHAM LODGE
WYOMING
2 POWDER RIVER
NORTH DAKOTA
3 JUDSON LODGE
4 WILLIAMS COUNTY LODGE
5 WATFORD CITY LODGE
TARGET HOSPITALITY

Segment information for December 31, 2023 and 2022

For additional information on our segments, including Government, HFS—South, and All Other, related to December 31, 2023 and 2022, refer to Note 20 of our audited consolidated financial statements located in Part II, Item 8 within this Annual Report on Form 10-K.

Customers and Competitors

The Company's principal customers include U.S. Government contractors, and investment grade natural resource development companies. For the year ended December 31, 2023, we had one customer, who accounted for approximately 62% of our revenue.

For the year ended December 31, 2022, we had two customers, who accounted for approximately 61% and 11% of our revenue, respectively.

For the year ended December 31, 2021, we had two customers, who accounted for approximately 35% and 19% of our revenue, respectively.

Generally, the Company competes based on factors including quality and breadth of available locations and room utilization, modular construction time and development expertise, proactive logistics management, geographic areas serviced, average daily rate, facility quality, and food management.

The accommodation facilities market in our HFS business is segmented into competitors that serve components of the overall value chain, but very few offer the entire suite of hospitality services to our customers. Our HFS competitors primarily include small, independent businesses with a few locations, often with little to no contracts and with significantly fewer rooms, or RV parks that offer no turn-key services or modular accommodation solutions.

The accommodations market within our government business is generally segmented into competitors that primarily serve as temporary facilities with seasonal contracts, and tent providers with limited scale and services. U.S. Government sites

typically do not own and operate the full suite of hospitality solutions, but contract out to third-parties for more limited offerings and on a shorter-term basis.

The Company's Community and Services Contracts

For the year ended December 31, 2023, revenue related to the HFS–South segment represented approximately 26% of our revenue, revenue related to our Government segment represented 72% of our revenue, and All Other revenue represented 2% of our revenue.

Lease and Services Agreements

The Company's operations in the HFS–South segment are conducted through several different types of agreements with customers.

Certain customer agreements include committed contractual revenue arrangements, some of which contain minimum revenue commitments. For certain of the Company's customers, it uses network lease and services agreements ("NLSAs") which cover the customer's full enterprise and are exclusive agreements with set terms and rates for all geographic regions in which the Company operates. The NLSAs obligate the customers to use the Company's facilities and services across the U.S. The Company's NLSAs have an average set term of two to three years.

Certain other customers are subject to lease and services agreements ("LSAs") which are more limited in geographic scope and cover only specified areas with the same structural commercial terms as the NLSAs. The LSAs obligate customers to pay for a fixed amount of rooms over a term regardless of occupancy with terms that can range from one month to multiple years. LSAs generally do not have termination provisions in favor of the customer.

The Company also has master services agreements ("MSAs") with certain customers which are typically exclusive arrangements without the committed component of the NLSAs and LSAs and no minimum contractual liability for the customer. MSAs make up the largest portion of the Company's operations in the HFS–South segment.

The Company's operations in the Government segment includes the South Texas Family Residential Center pursuant to a contractual arrangement (the "Family Residential Center Contract" or "FRCC") with a national provider of migrant programming (the "FRCC Partner"). This FRCC provides for the Company's sublease and ongoing operation of the South Texas Family Residential Center through September 2026.

Our FRCC Partner depends on the U.S. government and its funding. Any impasse or delay in reaching a federal budget agreement, debt ceiling or government shutdowns, and the subsequent lack of funding to the applicable government entity, could result in material payment delays, payment reductions or contract terminations. The government may terminate the contract with our FRCC Partner for convenience on 60 days' notice; in the event this should occur, our FRCC Partner may terminate its agreement with us upon 60 days' notice.

The Company also operates several facilities in connection with a lease and services agreement with the NP Partner, backed by a committed United States Government contract, to provide a suite of comprehensive service offerings in support of their humanitarian aid efforts. The initial contract, including subsequent change orders and amendments, had a value of approximately $129 million and was fully committed over its initial one-year term, which commenced March 18, 2021. During the year ended December 31, 2022, the Company executed the Expanded Humanitarian Contract with our NP Partner that became effective on May 16, 2022, which represented a significantly expanded lease and services agreement to provide enhanced infrastructure and comprehensive facility services supporting the NP Partner and the U.S. Government in their humanitarian aid missions. The Expanded Humanitarian Contract provided for a significant scope expansion and term extension for the continuation of services provided under the agreement that originated in March 2021. The Expanded Humanitarian Contract operated with similar structure to the Company's prior

and existing government services subcontracts, which are centered around minimum revenue commitments supported by the United States Government. Additionally, the Expanded Humanitarian Contract included occupancy-based variable services revenue that aligned with active community population. The minimum revenue commitments, which consisted of annual recurring lease revenue and nonrecurring infrastructure enhancement revenue, provided for a minimum annual revenue contribution of approximately $390 million and was fully committed over its initial contract term. Inclusive of all potential occupancy-based variable services revenue, the Expanded Humanitarian Contract provided for a maximum initial annual total contract amount of approximately $575 million. On May 15, 2023, the Company executed a six-month extension of the Expanded Humanitarian Contract, which extended the period of performance through November 15, 2023 and increased the contract value, with no change to contract structure or any other existing economic terms. The Expanded Humanitarian Contract terminated as of November 15, 2023. During the year ended December 31, 2023, the Company executed the New PCC Contract, pursuant to an Indefinite Delivery, Indefinite Quantity Task Order between our NP Partner and the United States Government, that replaced the Expanded Humanitarian Contract and became effective on November 16, 2023. The New PCC Contract includes a one year base period through November 15, 2024, an option to extend for up to four additional one year periods, and an option to extend for up to six months upon the conclusion of the base period or any of the option periods. Under the New PCC Contract, the Company will maintain similar facility size and operational scope compared to the Expanded Humanitarian Contract. The New PCC Contract operates with similar structure to the Company's prior and existing government services subcontracts, which are centered around minimum revenue commitments supported by the United States Government. Additionally, the New PCC Contract includes occupancy-based variable services revenue that will align with active community population. The minimum revenue commitments, which consist of annual recurring lease revenue, provide for a minimum annual revenue contribution of approximately $178 million. Assuming all option periods are exercised, the 5-year cumulative minimum revenue commitment of the New PCC Contract is expected to be approximately $892 million through 2028. Inclusive of the minimum revenue commitment and all potential occupancy-based variable services revenue, the New PCC Contract provides for a maximum total contract amount of approximately $1.8 billion through 2028, assuming all option periods are exercised.

Our NP Partner depends on the U.S. government and its funding. Any impasse or delay in reaching a federal budget agreement, debt ceiling or government shutdowns, and the subsequent lack of funding to the applicable government entity, could result in material payment delays, payment reductions or contract terminations. The government may terminate this contract with our NP Partner for convenience; in the event this should occur, our NP Partner may terminate its agreement with the Company for convenience.

Regulatory and Environmental Compliance

Our business and the businesses of the Company's customers can be affected significantly by federal, state, municipal and local laws and regulations relating to the natural resource and mining industries, food safety and environmental protection. The Company incurs significant costs to comply with these laws and regulations in operating its business. However, changes in these laws, including more stringent regulations and increased levels of enforcement of these laws and regulations, or new interpretations thereof, and the development of new laws and regulations could impact the Company's business and result in increased compliance or operating costs associated with its or its customers' operations.

In addition, our customers include U.S. government contractors, which means that we may, indirectly, be subject to various statutes and regulations applicable to doing business with the U.S. government. U.S. government contracts and grants normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. If we fail to maintain compliance with these requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under its contracts or under the Federal Civil False Claims Act (the "False Claims Act").

To the extent that these laws and regulations impose more stringent requirements or increased costs or delays upon the Company's customers in the performance of their operations, the resulting demand for the Company's services by those customers may be adversely affected. Moreover, climate change laws or regulations could increase the cost of consuming, and thereby reduce demand for natural resources, which could reduce the Company's customers' demand for its services. The Company cannot predict changes in the level of enforcement of existing laws and regulations, how these laws and regulations may be interpreted or the effect changes in these laws and regulations may have on the Company or its customers or on our future operations or earnings. The Company also cannot predict the extent to which new laws and regulations will be adopted or whether such new laws and regulations may impose more stringent or costly restrictions on its customers or its operations.

Human Capital

The Company's key human capital management objectives are to attract, retain and develop talent to deliver on the Company's strategy. To support these objectives, the Company's human resources programs are designed to: keep employees safe and healthy; enhance the Company's culture through efforts aimed at making the workplace more inclusive; acquire and retain diverse talent; reward and support employees through competitive pay and benefit programs; develop talent to prepare them for critical roles and leadership positions; and facilitate internal talent mobility to create a high-performing workforce.

The Company employed approximately 984 people as of December 31, 2023. Our workforce is primarily comprised of full-time employees. Of the total population as of December 31, 2023, approximately 570 of our employees worked in the HFS–South segment, approximately 287 of our employees worked in the Government segment, and approximately 59 of our employees worked in the All Other segment. The remaining 68 employees worked in Corporate. None of the Company's employees are unionized or members of collective bargaining arrangements.

The Company focuses on the following in managing its human capital:

- *Health and safety:* We have a safety program that focuses on implementing management systems, policies and training programs and performing assessments to see that workers are trained properly, and that injuries and incidents are prevented. All of our employees are empowered with stop-work authority which enables them to immediately stop any unsafe or potentially hazardous working condition or behavior they may observe. We utilize a mixture of indicators to assess the safety performance of our operations, including total recordable injury rate, preventable motor vehicle incidents and corrective actions. We also recognize outstanding safety behaviors through us at the local community level. Importantly, during the COVID-19 pandemic, our continuing focus on health and safety enabled us to preserve business continuity without sacrificing our commitment to keeping our colleagues safe.

- *Employee wellness:* The Company's Safe & Healthy program is a comprehensive approach to wellness that encourages healthy behaviors and is intended to raise morale, productivity, and overall employee engagement. The program includes a health assessment, no cost preventive care through the medical plan, tobacco cessation support through our medical insurance carrier, and an employee assistance program. Approximately 38% of eligible employees participated in the Health & Safety program in 2023.

- *Diversity & Inclusion ("D&I"):* Inclusion is how we foster an environment where various backgrounds are celebrated and encouraged to grow and learn by valuing the skills and expertise a diverse workforce provides. We believe that an inclusive and a diverse team is key to the success of our culture and aim to drive D&I initiatives. The Company's D&I initiatives are operationalized through three core elements: (1) senior management's endorsement of and alignment with the programs; (2) focused efforts in increasing diversity in the talent pipeline and our hiring; (3) creating an inclusive work environment where differences are welcomed. The Company analyzes diversity in the workforce on at least an annual basis and develops action plans from the results to spark dialogue among employees and leaders in an effort to build a more inclusive, diverse and empowered culture at the Company. As of December 31, 2023, women constituted approximately 39% of our workforce and self-identified racial or ethnic minorities represented 81% of our

workforce. Diversity, Equity and Inclusion are core to our culture, and we believe that a diverse workforce is critical to our success.

•*Compensation programs and employee benefits:* Our compensation and benefits programs provide a package designed to attract, retain and motivate employees. In addition to competitive base salaries, the Company provides a variety of short-term, long-term, and commission-based incentive compensation programs to reward performance relative to key metrics. We offer comprehensive benefit options including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, accident and critical illness insurance, life and disability insurance, health savings accounts, and flexible spending accounts.

•*Employee experience and retention:* To evaluate our employee experience and retention efforts, we monitor a number of employee measures, such as employee retention. To provide an open and frequent line of communication for all employees, we encourage staff meetings at every community.

•*Training and development:* The Company is committed to the continued development of its people. We aim for all applicable new hires to attend new hire orientation training within 90 days of hire. Additionally, we offer a wide array of training solutions (classroom, hands-on and e-learning) for our employees. In 2023, our employees enhanced their skills through training, including safety training, leadership training and equipment-related training from our suppliers. Our performance process encourages performance and development check-ins throughout the year to provide for development at all levels across the Company.

Intellectual Property

Target Hospitality owns a number of trademarks important to the business. Its material trademarks are registered or pending registration in the U.S. Patent and Trademark Office. The business operates primarily under the Target Hospitality brand.

Properties

Target Hospitality's corporate headquarters are located in The Woodlands, Texas. Its executive, financial, accounting, legal, administrative, management information systems and human resources functions operate from this single, leased office.

For a list of real property owned material to the operations of Target Hospitality, refer to Part I Item 2 within this Annual Report on Form 10-K.

Available Information

Our website address is www.targethospitality.com. We make available, free of charge through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding Target Hospitality Corp.

Item 1A. Risk Factors

Risk Factors Summary

Below is a summary of the principal factors that make an investment in our Common Stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found immediately following this summary and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC before making an investment decision regarding our Common Stock.

Operational Risks

- *Our operations are and will be exposed to operational, economic, political and regulatory risks.*

- *We face significant competition in the specialty rental sector.*

- *We depend on several significant customers. The loss of one or more of such customers or the inability of one or more such customers to meet their obligations could adversely affect our results of operations.*

- *Our business depends on the quality and reputation of the Company and its communities, and any deterioration in such quality or reputation could adversely impact its market share, business, financial condition or results of operations.*

- *We derive a substantial portion of our revenue from the Government segment. The loss of, or a significant decrease in revenues from, any customer in this concentrated segment could seriously harm our financial condition and results of operations.*

- *We are subject to extensive procurement laws, regulations and procedures, including those that enable the U.S. government to terminate contracts for convenience.*

- *Our business may be adversely affected by periods of low commodity prices or unsuccessful exploration results which may decrease customers' spending and our results.*

- *Demand for our products and services is sensitive to changes in demand within a number of key industry end-markets and geographic regions*

- *We are subject to fluctuations in occupancy levels, and a decrease in occupancy levels could cause a decrease in revenues and profitability*

- *Increased operating costs and obstacles to cost recovery due to the pricing and cancellation terms of our specialty rental and hospitality services contracts may constrain its ability to make a profit.*

- *Our future operating results may fluctuate, fail to match past performance, or fail to meet expectations.*

- *Public health crises such as the COVID-19 pandemic and their impact on business and economic conditions and government requirements could adversely affect our business, financial condition or results of operations.*

Financial Accounting Risks

- *If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our reported operating results.*

- *The valuation of our Private Warrants could cause volatility in our net income (loss).*

Social, Political and Regulatory Risks

- *Failure to comply with government regulations related to food and beverages may subject us to liability.*

- *Unanticipated changes in our tax obligations, the adoption of a new tax legislation, or exposure to additional income tax liabilities could affect profitability.*

- *We are subject to various laws and regulations including those governing our contractual relationships. Obligations and liabilities under these laws and regulations may materially harm our business.*

- *We are subject to evolving public disclosure, financial reporting and corporate governance expectations and regulations that impact compliance costs and risks of noncompliance.*

Growth, Development and Financing Risks

- *We may not be able to successfully acquire and integrate new operations, which could cause our business to suffer.*

- *Global, national or local economic movements could have a material adverse effect on our business.*

Information Technology and Privacy Risks

- *Any failure of our management information systems could disrupt our business and result in decreased revenue and increased overhead costs.*

- *Our business could be negatively impacted by security threats, including cybersecurity threats.*

Risks Related to Our Indebtedness

- *Our leverage may make it difficult for us to service our debt and operate our business.*

- *Global capital and credit markets conditions could materially adversely affect our ability to access the capital and credit markets or the ability of key counterparties to perform their obligations to it.*

- *We are, and may in the future become, subject to covenants that limit our operating and financial flexibility and, if we default under our debt covenants, we may not be able to meet our payment obligations.*

Risks Related to Ownership of Our Common Stock

- *We have incurred and expect to continue to incur significantly increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance efforts.*

- *Our principal stockholder has substantial control over our business, which may be disadvantageous to other stockholders.*

Risk Factors

Operational Risks

Our operations are and will be exposed to operational economic, political and regulatory risks.

Our operations could be affected by economic, political and regulatory risks. These risks include:

- multiple regulatory requirements that are subject to change and that could restrict our ability to build and operate our communities and other sites;

- inflation or other increases in costs relating to personnel, utilities, insurance, medical and food, recessions, fluctuations in interest rates;

- compliance with applicable export control laws and economic sanctions laws and regulations;

- trade protection measures, including increased duties and taxes, and import or export licensing requirements;

- ownership regulations;

- compliance with applicable antitrust and other regulatory rules and regulations relating to potential future acquisitions;

- different local product preferences and product requirements;

- challenges in maintaining, staffing and managing national operations;

- bankruptcy or insolvency of our customers, thereby reducing demand for our services;

- different labor regulations;

- potentially adverse consequences from changes in or interpretations of tax laws;

- political and economic instability;

- federal government budgeting and appropriations;

- enforcement of remedies in various jurisdictions;

- the risk that the business partners upon whom we depend for technical assistance or management and acquisition expertise will not perform as expected; and

- differences in business practices that may result in violation of our policies including but not limited to bribery and collusive practices.

These and other risks could have a material adverse effect on our business, results of operations and financial condition.

We face significant competition as a provider of specialty rental and hospitality services in the specialty rental sector. If we are unable to compete successfully, we could lose customers and our revenue and profitability could decline.

Although our competition varies significantly by market, the specialty rental and hospitality services industry, in general, is highly competitive. We compete on the basis of a number of factors, including equipment availability, quality, price, service, reliability, appearance, functionality and delivery terms. We may experience pricing pressures in our operations in the future as some of our competitors seek to obtain market share by reducing prices. We may also face reduced demand for our products and services if our competitors are able to provide new or innovative products or services that better appeal to our potential customers. In each of our current markets, we face competition from national, regional and local companies who have an established market position in the specific service area. We expect to encounter similar competition in any new markets that we may enter. Some of our competitors may have greater market share, greater pricing flexibility, more attractive product or service offerings, or superior marketing and financial resources. In addition, if some of our government customers have capacity at the facilities which they operate, they may choose to use less capacity at our facilities. Increased competition could result in lower profit margins, substantial pricing pressure, and reduced market share. Price competition, together with other forms of competition, may materially adversely affect our business, results of operations, and financial condition.

We depend on several significant customers. The loss of one or more of such customers or the inability of one or more such customers to meet their obligations could adversely affect our results of operations.

We depend on several significant customers. For the year ended December 31, 2023, our five largest customers accounted for approximately 83% of our total revenue. For a more detailed explanation of our customers, see the section of this Annual Report on Form 10-K entitled "Business." The loss of any one of our largest customers in any of our business segments or a sustained decrease in demand by any of such customers could result in a substantial loss of revenues and could have a material adverse effect on our results of operations. In addition, the concentration of customers in the industries in which we operate may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, political and industry conditions.

As a result of our customer concentration, risks of nonpayment and nonperformance by our counterparties are a concern in our business. We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Failure to manage our credit risk and receive timely payments on our customer accounts receivable may result in the write-off of customer receivables. If we are not able to manage credit risk, or if a number of significant customers should have financial difficulties at the same time, our credit and equipment losses would increase above historical levels. If this should occur, our business, financial condition, and results of operations may be materially and adversely affected. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

Our business depends on the quality and reputation of the Company and its communities. Any deterioration in the quality and reputation of the Company or public resistance, potential legal challenges to, and increasing scrutiny of our industry, could affect our ability to obtain new contracts or result in the loss of existing contracts and negatively impact our brand or reputation, each of which could have a material adverse effect on our business, financial condition and results of operations.

Many factors can influence our reputation and the value of our communities, including quality of services, food quality and safety, availability and management of scarce natural resources, supply chain management, diversity, human rights and support for local communities. In addition, events that may be beyond our control could affect the reputation of one or more of our communities or more generally impact the reputation of the Company, including protests directed at government immigration policies, violent incidents at one or more communities or other sites or criminal activity.

Reputational value is also based on perceptions, and broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of the Company and its communities, and it may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. While reputations may take decades to build, negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations or penalties, or litigation. Negative incidents could lead to tangible adverse effects on our business, including customer boycotts, loss of customers, loss of development opportunities or employee retention and recruiting difficulties. A decline in the reputation or perceived quality of our communities or corporate image could negatively affect its market share, reputation, business, financial condition or results of operations.

Increased public resistance, including negative media attention and public opinion, to the use of private companies for the management and operation of facilities supporting immigration, may negatively impact our brand and the public perception of the Company. Maintaining and promoting our brand will depend largely on our ability to differentiate ourselves from the direct participants in the ongoing conflict around immigration policy. If we are portrayed negatively in the press or associated with the ongoing social and political debates around immigration policy, our public image and reputation could be irreparably tarnished and our brand could be harmed. If we are unable to counter such negative media attention effectively, investors may lose confidence in our business, which could result in a decline in the trading price of our Common Stock, and our business could be materially adversely affected.

Furthermore, our relationship with the U.S. government subjects us and our government contractor customers to unique risks such as unanticipated increased costs and litigation that could materially adversely affect our or their business, financial condition, or results of operations. These operational risks and others associated with privately managing residential facilities could result in higher costs associated with staffing and lead to increased litigation. Lawsuits, to which we are not a party, have challenged the government's policy of detaining migrant families, and government policies with respect to family immigration may impact the demand for our facilities. Any court decision or government action that impacts our customers' existing contracts with the government could impact our subcontracts for the facilities and result in a reduction in demand for our services or reputational damage to us, and require us to devote a significant amount of time and expense to the defense of our operations and reputation, which could materially affect our business, financial condition, and results of operations.

We derive a substantial portion of our revenue from the Government segment. The loss of, or a significant decrease in revenues from, any customer in this concentrated segment could seriously harm our financial condition and results of operations.

We derive a significant portion of our revenues from our subcontracts with government contractors. These revenues depend on the U.S. government and its contractors receiving sufficient funding and providing it with timely payment under the terms of our contracts. If the applicable government entity does not receive sufficient appropriations to cover its contractual obligations, it may delay or reduce payment to its contractors and, as a result, our government contractor customers may delay or reduce payments to or terminate their contracts with us. Any future impasse or struggle impacting the federal government's ability to reach agreement on the federal budget, debt ceiling or any future federal government shut downs could result in material payment delays, payment reductions or contract terminations. Additionally, our current and potential future government contractor customers may request in the future that we reduce our contract rates or forego increases to those rates as a way for those contractors to control costs and help their government customers to control their

spending and address their budgetary shortfalls. For additional information regarding our operation of the Government segment, see the section entitled "Business—Business Operations—Government".

The U.S. government and, by extension, our U.S. government contractor customers, may also from time to time adopt, implement or modify certain policies or directives that may adversely affect our business. For example, while the U.S. government is currently using private immigration sites like the South Texas Family Residential Center, federal, state or local governmental partners may in the future choose to undertake a review of their utilization of privately operated facilities, or may cancel or decide not to renew existing contracts with their government contractors, who may, in turn, cancel or decide not to renew their contracts with us. Changes in government policy, presidential administration or other changes in the political landscape relating to immigration policies may similarly result in a decline in our revenues in the Government segment. In addition, lawsuits, to which we are not a party, have challenged the U.S. government's policy of detaining migrant families, and government policies with respect to immigration may impact the demand for our facilities and any facilities that we may operate in the future. Any court decision or government action that impacts our existing contracts or any future contracts for similar facilities could materially affect our cash flows, financial condition and results of operations. Further, we may not be able to renew our agreements with the government contractors or enter new agreements with these contractors. Any renewals or new agreements we may enter may be on terms that are materially less favorable to us than those in our current agreements.

We are subject to extensive procurement laws, regulations and procedures, including those that enable the U.S. government to terminate contracts for convenience. Our business and reputation could be adversely affected if we or those we do business with fail to comply with or adapt to existing or new procurement laws and regulations, which are regularly evolving.

As a U.S. government subcontractor, we and others with which we do business must comply with laws and regulations relating to the award, administration and performance of U.S. government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. A violation of these laws and regulations by us, our employees, others working on our behalf or a supplier could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or perform services and civil or criminal investigations or proceedings. In addition, costs to comply with new government regulations can increase our costs, reduce our margins and adversely affect our competitiveness.

Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. One of the significant differences is that the U.S. government generally may terminate its contracts, not only for default based on our performance, but also at its convenience. Generally, prime contractors have a similar right under subcontracts related to government contracts. If a contract is terminated for convenience, we typically would be entitled to receive payments for our allowable costs incurred and the proportionate share of fees or earnings for the work performed. However, to the extent insufficient funds have been appropriated by the U.S. government to the program to cover our costs upon a termination for convenience, the U.S. government may assert that it is not required to appropriate additional funding. If a contract is terminated for default, the U.S. government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and adversely affecting our ability to compete for future contracts and orders. In addition, the U.S. government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the services we delivered were consistent with our contractual obligations as a subcontractor. Similarly, the U.S. government could indirectly terminate a program or contract by not appropriating funding. The decision to terminate programs or contracts for convenience or default could adversely affect our business and future financial performance. Additionally, the U.S. government increasingly has relied on competitive contract award types, including indefinite-delivery, indefinite-quantity and other multi-award contracts, which have the potential to create pricing pressure and to increase costs by requiring prime contractors to submit multiple bids and proposals. Multi-award contracts require our prime contractor to make sustained efforts to obtain task orders under the contract. Additionally, procurements that do not evaluate whether the cost assumptions in the bids are realistic can lead to bidders taking aggressive pricing positions, which could result in the winner realizing a loss upon contract award or an increased risk of lower margins or realizing a loss over the term of the contract. For a broader discussion of the indirect exposure to statutes and regulations applicable to U.S. government contractors please see "*We are subject to various laws and regulations including those governing our contractual*

relationships with the U.S. government and U.S. government contractors and the health and safety of our workforce and our customers. Obligations and liabilities under these laws and regulations may materially harm our business." below.

Our natural resource development customers are exposed to a number of unique operating risks and challenges which could also adversely affect us.

Demand for our services is sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, natural resource development companies. The natural resource development industries' willingness to explore, develop, and produce depends largely upon the availability of attractive resource prospects and the prevailing view of their future cash flows. Prices for energy products can be subject to large fluctuations in response to changes in the supply of and demand for these commodities, market uncertainty, and a variety of other factors that are beyond our control. This volatility causes natural resource development companies to change their strategies and expenditure levels. Accordingly, we could be impacted by disruptions to our customers' operations caused by, among other things, any one of or all of the following singularly or in combination:

- worldwide economic activity including growth in developing countries, U.S. and international tax policies, pricing and demand for the natural resources being produced at a given project (or proposed project);

- national government political requirements, including the ability of the Organization of Petroleum Exporting Companies ("OPEC") to set and maintain production levels and government policies which could nationalize or expropriate natural resource development exploration, production, refining or transportation assets;

- the level of activity in U.S. shale development;

- unexpected problems, higher costs and delays during the development, construction, and project start-up which may delay the commencement of production;

- unforeseen and adverse geological, geotechnical, and seismic conditions;

- lack of availability of sufficient water or power to maintain their operations;

- lack of availability or failure of the required infrastructure necessary to maintain or to expand their operations;

- the breakdown or shortage of equipment and labor necessary to maintain their operations;

- risks associated with the natural resource industry being subject to various regulatory approvals. Such risks may include governmental actions;

- interruptions to the operations of our customers caused by industrial accidents or disputes or weather conditions and natural disasters; and

- delays in or failure to commission new infrastructure in timeframes so as not to disrupt customer operations.

The carrying value of our communities could be reduced by extended periods of limited or no activity by our customers, which would require us to record impairment charges equal to the excess of the carrying value of the communities over fair value. We may incur asset impairment charges in the future, which charges may affect negatively our results of operations and financial condition as well as our borrowing base.

Our business is contract intensive. Servicing existing contracts may lead to customer disputes or delays in receipt of payments, and failure to retain our current customers, renew existing customer contracts, and obtain new customer contracts, or the termination of existing contracts, could adversely affect our business.

Our business is contract intensive and we are party to many contracts with customers. We periodically review our compliance with contract terms and provisions. If customers were to dispute our contract determinations, the resolution of such disputes in a manner adverse to our interests could negatively affect sales and operating results. In the past, some of our customers have opted to withhold payment due to contract or other disputes, which has delayed our receipt of payments. While we do not believe any reviews, audits, delayed payments, or other such matters should result in material

adjustments, if a large number of our customer arrangements were modified or payments withheld in response to any such matter, the effect could be materially adverse to our business or results of operations.

Our success depends on our ability to retain our current customers, renew or replace our existing customer contracts, and obtain new business. Our ability to do so generally depends on a variety of factors, including overall customer expenditure levels and the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. We cannot assure you that we will be able to obtain new business, renew existing customer contracts at the same or higher levels of pricing, or at all, or that our current customers will not turn to competitors, cease operations, elect to self-operate, or terminate contracts with us. In the context of a potential depressed commodity price environment, our customers may not renew contracts on terms favorable to us or, in some cases, at all, and we may have difficulty obtaining new business. As a result, our customers may choose to terminate their contracts. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness as we encountered with various customers during the COVID-19 pandemic. Further, if any of our customers fail to reach final investment decisions with respect to projects for which such customers have already awarded us contracts to provide related accommodations, those customers may terminate such contracts. Customer contract cancellations, the failure to renew a significant number of our existing contracts, or the failure to obtain new business would have a material adverse effect on our business, results of operations and financial condition.

We are subject to fluctuations in occupancy levels, and a decrease in occupancy levels could cause a decrease in revenues and profitability.

While a substantial portion of our cost structure is fixed, a substantial portion of our revenue is generated under facility management contracts that, to a certain extent, are based on variable occupancy levels. We are dependent upon our customers and, with respect to our subcontracts with the U.S. government, U.S. government agencies, to provide occupants for facilities we operate. We cannot control occupancy levels at the facilities we operate. Under a variable rate structure, a decrease in our occupancy rates could cause a decrease in revenue and profitability. Occupancy rates have decreased in the past and may decrease in the future, including as a result of changes in public policy or increased public resistance to our industry. When combined with relatively fixed costs for operating each facility, a decrease in occupancy levels could have an adverse impact on our revenues and profitability.

Because of the uncertainty in estimating future occupancy levels, our estimates and Company forecast may prove to be inaccurate. Therefore, any business deterioration, including as a result of contract cancellations or decreased occupancy levels, could cause our actual revenues, earnings and cash flows to decline below our current financial outlook.

We may be adversely affected if customers reduce their specialty rental and hospitality services outsourcing.

Our business and growth strategies depend in large part on customers outsourcing some or all of the services that we provide. We cannot be certain that these customer preferences for outsourcing will continue or that customers that have outsourced accommodations will not decide to perform these functions themselves or only outsource accommodations during the development or construction phases of their projects. In addition, labor unions representing customer employees and contractors may oppose outsourcing accommodations to the extent that the unions believe that third-party accommodations negatively impact union membership and recruiting. The reversal or reduction in customer outsourcing of accommodations could negatively impact our financial results and growth prospects.

Our operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our future revenue and financial condition and increase its costs and expenses.

Our operations could be subject to natural disasters and other business disruptions such as fires, floods, hurricanes, earthquakes, outbreaks of epidemic or pandemic disease and terrorism, which could adversely affect its future revenue and financial condition and increase its costs and expenses. For example, extreme weather, particularly periods of high rainfall, hail, tornadoes, or extreme cold, in any of the areas in which we operate may cause delays in our community construction activities or result in the cessation of customer operations at one or more communities for an extended period of time such as during the COVID-19 pandemic. See "*We are exposed to various possible claims relating to our business and our insurance may not fully protect us.*" and "*Management's Discussion and Analysis of Financial Condition and Results of*

Operations—Factors Affecting Results of Operations—Natural Disasters or Other Significant Disruption." In addition, the occurrence and threat of terrorist attacks may directly or indirectly affect economic conditions, which could in turn adversely affect demand for our communities and services. In the event of a major natural or man-made disaster, we could experience loss of life of our employees, destruction of our communities or other sites, or business interruptions, any of which may materially adversely affect our business. If any of our communities were to experience a catastrophic loss, it could disrupt our operations, delay services, staffing and revenue recognition, and result in expenses to repair or replace the damaged facility not covered by asset, liability, business continuity or other insurance contracts. Also, we could face significant increases in premiums or losses of coverage due to the loss experienced during and associated with these and potential future natural or man-made disasters that may materially adversely affect our business. In addition, attacks or armed conflicts that directly impact one or more of our properties or communities could significantly affect our ability to operate those properties or communities and thereby impair our results of operations.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the global economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition.

Construction risks exist which may adversely affect our results of operations.

There are a number of general risks that might impinge on companies involved in the development, construction and installation of facilities as a prerequisite to the management of those assets in an operational sense. We are exposed to the following risks in connection with our construction activities:

- the construction activities of our accommodations are partially dependent on the supply of appropriate construction and development opportunities;

- development approvals, slow decision making by counterparties, complex construction specifications, changes to design briefs, legal issues, and other documentation changes may give rise to delays in completion, loss of revenue, and cost over-runs which may, in turn, result in termination of accommodation supply contracts;

- other time delays that may arise in relation to construction and development include supply of labor, scarcity of construction materials, real estate or leasing issues, lower than expected productivity levels, inclement weather conditions, land contamination or environmental claims, cultural heritage claims, difficult site access, or industrial relations issues;

- objections to our activities or those of our customers aired by community interests, political, environment and/or neighborhood groups which may cause delays in the granting or approvals and/or the overall progress of a project;

- where we assume design responsibility, there is a risk that design problems or defects may result in rectification and/or costs or liabilities which we cannot readily recover; and

- there is a risk that we may fail to fulfill our statutory and contractual obligations in relation to the quality of our materials and workmanship, including warranties and defect liability obligations.

Demand for our products and services is sensitive to changes in demand within a number of key industry end-markets and geographic regions.

Our financial performance is dependent on the level of demand for our facilities and services, which is sensitive to the level of demand within various sectors, in particular, the natural resource development and government end-markets. Each of these sectors is influenced not only by the state of the general global economy but by a number of more specific factors as well. For example, demand for workforce accommodations within the natural resources sector may be materially adversely affected by a decline in global commodity prices. Demand for our facilities and services may also vary among different localities or regions. The levels of activity in these sectors and geographic regions may also be cyclical, and we may not be able to predict the timing, extent or duration of the activity cycles in the markets in which we or our key customers operate. A decline or slowed growth in any of these sectors or geographic regions could result in reduced

demand for our products and services, which may materially adversely affect our business, results of operations, and financial condition.

Certain of our major communities are located on land subject to leases. If we are unable to renew a lease, we could be materially and adversely affected.

Certain of our major communities are located on land subject to leases. Accordingly, while we own the accommodations assets, we only own a leasehold interest in those properties. If we are found to be in breach of a lease, we could lose the right to use the property. In addition, unless we can extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to operate our facilities located on these properties upon expiration of the leases. In that event, we would be required to remove our accommodations assets and remediate the site. Generally, our leases have an average term of seven years and generally contain unilateral renewal provisions. We can provide no assurances that we will be able to renew our leases upon expiration on similar terms, or at all. If we are unable to renew leases on similar terms, it may have an adverse effect on our business.

Third parties may fail to provide necessary services and materials for our communities and other sites.

We are often dependent on third parties to supply services and materials for our communities and other sites. We typically do not enter into long-term contracts with third-party suppliers. We may experience supply problems as a result of logistical, financial or operating difficulties or the failure or consolidation of our suppliers. We may also experience supply problems as a result of shortages and discontinuations resulting from product obsolescence or other shortages or allocations by suppliers. Unfavorable economic conditions may also adversely affect our suppliers or the terms on which we purchase products. In the future, we may not be able to negotiate arrangements with third parties to secure products and services that we require in sufficient quantities or on reasonable terms. If we cannot negotiate arrangements with third parties to produce or supply our products or if the third parties fail to produce our products to our specifications or in a timely manner, our business, results of operations, and financial condition may be materially adversely affected.

It may become difficult for us to find and retain qualified employees, and failure to do so could impede our ability to execute our business plan and growth strategy.

One of the most important factors in our ability to provide reliable and quality services and profitably execute our business plan is our ability to attract, develop and retain qualified personnel. The competition for qualified personnel in the industries in which we operate is intense and there can be no assurance that we will be able to continue to attract and retain all personnel necessary for the development and operation of our business. In periods of higher activity, it may become more difficult to find and retain qualified employees which could limit growth, increase operating costs, or have other material adverse effects on our operations. In addition, labor shortages, the inability to hire or retain qualified employees nationally, regionally or locally or increased labor costs could have a material adverse effect on our ability to control expenses and efficiently conduct operations.

Many of our key executives, managers, and employees have knowledge and an understanding of our business and our industry that cannot be readily duplicated and they are the key individuals that interface with customers. In addition, the ability to attract and retain qualified personnel is dependent on the availability of qualified personnel, the impact on the labor supply due to general economic or political conditions, and the ability to provide a competitive compensation package.

Significant increases in operating costs, including raw material and labor costs, could increase our operating costs significantly and harm our profitability.

We incur labor costs and purchase raw materials, including steel, lumber, siding and roofing, fuel and other products to construct and perform periodic repairs, modifications and refurbishments to maintain physical conditions of our facilities as well as the construction of our communities and other sites. The volume, timing, and mix of such work may vary quarter-to-quarter and year- to-year. Generally, increases in labor and raw material costs will increase the acquisition costs of new facilities and also increase the construction, repair, and maintenance costs of our facilities. During periods of rising prices for labor or raw materials, and in particular, when the prices increase rapidly or to levels significantly higher than

normal, we may incur significant increases in our costs for new facilities and incur higher operating costs that we may not be able to recoup from customers through changes in pricing, which could have a material adverse effect on our business, results of operations and financial condition.

Our profitability can also be adversely affected to the extent we are faced with cost increases for food, wages and other labor related expenses, insurance, fuel and utilities, especially to the extent we are unable to recover such increased costs through increases in the prices for our services, due to one or more of general economic conditions, competitive conditions or contractual provisions in our customer contracts. Substantial increases in the cost of fuel and utilities have historically resulted in cost increases in our communities. From time to time we have experienced increases in our food costs. In addition, food prices can fluctuate as a result of inflation, foreign exchange rates and temporary changes in supply, including as a result of incidences of severe weather such as droughts, heavy rains, and late freezes. Although we negotiate the pricing and other terms for the majority of our purchases of food and related products directly with national manufacturers, we purchase these products and other items through national distributors and suppliers. If our relationship with, or the business of a primary distributor were to be disrupted, we would have to arrange alternative distributors and our operations and cost structure could be adversely affected in the short term. We may be unable to fully recover costs, and such increases would negatively impact its profitability on contracts that do not contain such inflation protections.

Our future operating results may fluctuate, fail to match past performance, or fail to meet expectations.

Our operating results may fluctuate, fail to match past performance, or fail to meet the expectations of analysts and investors. Our financial results may fluctuate as a result of a number of factors, some of which are beyond our control, including but not limited to:

- general economic conditions in the geographies and industries where we own or operate communities;
- natural disasters, including pandemics and endemics, and business interruptions;
- executive and legislative policies where we provide our services;
- the budgetary constraints of the government and/or our customers;
- the success of our strategic growth initiatives;
- the costs associated with the launching or integrating new or acquired businesses;
- the cost, type, and timing of customer orders;
- the nature and duration of the needs of our customers;
- the raw material or labor costs of servicing our facilities;
- the timing of new product or service introductions by us, our suppliers, and our competitors;
- changes in end-user demand requirements, including variable occupancy levels associated with contracts in the Government segment;
- the mix, by state and region, of our revenue, personnel, and assets;
- movements in interest rates, or tax rates;
- changes in, and application of, accounting rules;
- changes in the regulations applicable to us;
- litigation matters;
- the success of large scale capital intensive projects;
- liquidity, including the impact of our debt service costs; and
- attrition and retention risk.

As a result of these factors, our historical financial results are not necessarily indicative of our future results.

We are exposed to various possible claims relating to our business, and our insurance may not fully protect us.

We are exposed to various possible claims relating to our business, and our operations are subject to many hazards. In the ordinary course of business, we may become the subject of various claims, lawsuits, and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees, and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of our products or operations. Some of these claims relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses.

Our insurance policies have deductibles or self-insured retentions which would require us to expend amounts prior to taking advantage of coverage limits. We believe that we have adequate insurance coverage for the protection of our assets and operations. However, our insurance may not fully protect us for certain types of claims such as dishonest, fraudulent, criminal or malicious acts; terrorism, war, hostile or warlike action during a time of peace; automobile physical damage; natural disasters; and certain cyber-crime. A judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. Even a partially uninsured or underinsured claim, if successful and of significant size, could have a material adverse effect on our results of operations or consolidated financial position. The specifications and insured limits under those policies, however, may be insufficient for such claims. We also face the following other risks related to our insurance coverage, including we may not be able to continue to obtain insurance on commercially reasonable terms; the counterparties to our insurance contracts may pose credit risks; and we may incur losses from interruption of our business that exceed our insurance coverage each of which, individually or in the aggregate, could materially and adversely impact our business. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available.

Public health crises such as the COVID-19 pandemic and their impact on business and economic conditions and government requirements could adversely affect our business, financial condition or results of operations.

We are subject to risks related to public health crises, such as the COVID-19 pandemic and the various measures that are implemented to protect public health, which can adversely affect the economy and financial markets. We have implemented business continuity plans to continue to provide specialty rental and hospitality services to our customers and to support our operations, while taking health and safety measures such as incentivizing employee vaccination, implementing worker distancing measures and masking measures and using a remote workforce where possible. There can be no assurance that the continued spread of COVID-19, or any future health public crisis, and efforts to contain such public health crisis (including, but not limited to, vaccination, social distancing and masking policies, restrictions on travel and reduced operations) will not materially impact our results of operations and financial position.

<u>Financial Accounting Risks</u>

If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our reported operating results.

We have goodwill, which represents the excess of the total purchase price of our acquisitions over the fair value of the assets acquired, and other intangible assets. As of December 31, 2023, we had approximately $41.0 million and $66.3 million of goodwill and other intangible assets, net, respectively, in our statement of financial position, which represents approximately 5.9% and 9.5% of total assets, respectively. We review goodwill and intangible assets at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. Impairment may result from significant changes in the manner of use of the acquired asset, negative industry or economic trends and significant underperformance relative to historic or projected operating results. Any impairment charges could adversely affect our reported results of operations and financial condition.

The valuation of our Private Warrants could increase the volatility in our net income (loss) in our consolidated statements of comprehensive income (loss).

The change in fair value of our Private Warrants is the result of changes in stock price and Private Warrants outstanding at each reporting period. Our Private Warrants are required to be carried at fair value, with changes in the valuation impacting net income (loss). The Private Warrants, which expire on March 15, 2024, are valued using a Black-Scholes option-pricing model under which fair value is impacted by various assumptions, including the volatility of stock prices. Significant changes to our stock price or number of Private Warrants outstanding may adversely affect our net income (loss) in our consolidated statements of comprehensive income (loss).

<u>**Social, Political, Regulatory and Litigation Risks**</u>

A failure to maintain food safety or comply with government regulations related to food and beverages may subject us to liability.

Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. Because food safety issues could be experienced at the source or by food suppliers or distributors, food safety could, in part, be out of our control. Regardless of the source or cause, any report of food-borne illness or other food safety issues such as food tampering or contamination at one of our locations could adversely impact our reputation, hindering our ability to renew contracts on favorable terms or to obtain new business, and have a negative impact on our sales. Future food product recalls and health concerns associated with food contamination may also increase our raw materials costs and, from time to time, disrupt its business.

A variety of regulations at various governmental levels relating to the handling, preparation, and serving of food (including, in some cases, requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level. We cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. Furthermore, legislation and regulatory attention to food safety is very high. Additional or amended regulations in this area may significantly increase the cost of compliance or expose us to liabilities.

If we are unable to maintain food safety or comply with government regulations related to food and beverages, the effect could be materially adverse to our business or results of operations.

Unanticipated changes in our tax obligations, the adoption of a new tax legislation, or exposure to additional income tax liabilities could affect profitability.

We are subject to income taxes in the United States. Our tax liabilities are affected by the amounts charged for services, funding, and other intercompany transactions. Tax authorities may disagree with our intercompany charges, or other tax positions and assess additional taxes. We regularly assess the likely outcomes of examinations in order to determine the appropriateness of its tax provision. However, there can be no assurance that we will accurately predict the outcomes of potential examinations, and the amounts ultimately paid upon resolution of examinations could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on its results of operations and cash flows. In addition, our future effective tax rate could be adversely affected by changes to its operating structure, changes in the mix of earnings in countries and/or states with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the discovery of new information in the course of our tax return preparation process.

We are subject to various laws and regulations including those governing our contractual relationships with the U.S. government and U.S. government contractors and the health and safety of our workforce and our customers. Obligations and liabilities under these laws and regulations may materially harm our business.

Our customers include U.S. government contractors, which means that we may, indirectly, be subject to various statutes and regulations applicable to doing business with the U.S. government. These types of contracts customarily contain provisions that give the U.S. government substantial rights and remedies, many of which are not typically found in

commercial contracts and which are unfavorable to contractors, including provisions that allow the government to unilaterally terminate or modify our customers' federal government contracts, in whole or in part, at the government's convenience. Under general principles of U.S. government contracting law, if the government terminates a contract for convenience, the terminated party may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source. In addition, our or our customers' failure to comply with these laws and regulations might result in administrative penalties or the suspension of our customers' government contracts or debarment and, as a result, the loss of the related revenue which would harm our business, results of operations and financial condition. We are not aware of any action contemplated by any regulatory authority related to any possible non-compliance by or in connection with our operations.

In addition, U.S. government contracts and grants normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

- specialized disclosure and accounting requirements unique to U.S. government contracts;

- financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

- public disclosures of certain contract and company information; and

- mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

If we fail to maintain compliance with these requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under its contracts or under the False Claims Act. The False Claims Act's "whistleblower" provisions allow private individuals, including present and former employees, to sue on behalf of the U.S. government. The False Claims Act statute provides for treble damages and other penalties and, if our operations are found to be in violation of the False Claims Act, we could face other adverse action, including suspension or prohibition from doing business with the U.S. government. Any penalties, fines, suspension or damages could adversely affect our financial results as well as our ability to operate our business.

Further, our operations are subject to an array of other governmental regulations in each of the jurisdictions in which we operate. Our activities are subject to regulation by several federal and state government agencies, including OSHA and by federal and state laws. Our operations and activities in other jurisdictions are subject to similar governmental regulations. Similar to conventionally constructed buildings, the workforce housing industry is also subject to regulations by multiple governmental agencies in each jurisdiction relating to, among others, environmental, zoning and building standards, and health, safety and transportation matters. Noncompliance with applicable regulations, implementation of new regulations or modifications to existing regulations may increase costs of compliance, require a termination of certain activities or otherwise have a material adverse effect on our business, results of operations, and financial condition.

We are subject to various anti-corruption laws and we may be subject to other liabilities which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to various anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials by a U.S. person for the purpose of obtaining or retaining business. Our activities create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various laws, including the U.S. Foreign Corrupt Practices Act (the "FCPA"). We have implemented safeguards and policies to discourage these practices by our employees and agents. However, existing safeguards and any future improvements may prove to be ineffective and employees or agents may engage in conduct for which we might be held responsible.

If employees violate our policies or we fail to maintain adequate record-keeping and internal accounting practices to accurately record its transactions, we may be subject to regulatory sanctions. Violations of the FCPA or other anti-

corruption laws may result in severe criminal or civil sanctions and penalties, including suspension or debarment from U.S. government contracting, and we may be subject to other liabilities which could have a material adverse effect on our business, results of operations and financial condition. We are also subject to similar anti-corruption laws in other jurisdictions.

We may be exposed to certain regulatory and financial risks related to climate change and other environmental laws and regulations.

All of our and our customers' operations may be affected by federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. Among other things, these laws and regulations impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste, and impose liabilities for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. In the ordinary course of business, we use and generate substances that are regulated or may be hazardous under environmental laws. We have an inherent risk of liability under environmental laws and regulations, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. From time to time, our operations or conditions on properties that we have acquired have resulted in liabilities under these environmental laws. We may in the future incur material costs to comply with environmental laws or sustain material liabilities from claims concerning noncompliance or contamination. We have no reserves for any such liabilities. Environmental laws and regulations are likely to change in the future under different administrations, possibly resulting in more stringent requirements. Our or any of our customers' failure to comply with applicable environment laws and regulations may result in any of the following:

- issuance of administrative, civil and criminal penalties;
- denial or revocation of permits or other authorizations;
- reduction or cessation of operations; and
- performance of site investigatory, remedial or other corrective actions.

While it is not possible at this time to predict how environmental legislation may change or how new regulations that may be adopted would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions for us or our customers and could have a material adverse effect on our business or demand for our services.

There are a number of legislative and regulatory proposals to address greenhouse gas emissions, which are in various phases of discussion or implementation. For example, on January 27, 2021, President Biden issued an executive order that commits to substantial action on climate change, calling for, among other things, an indefinite suspension of new oil and natural gas leases on public lands pending completion of a comprehensive review and reconsideration of federal energy and natural resource permitting and leasing practices. It remains unclear what additional actions President Biden, or a future administration, will take and what support he will have for any potential legislative changes from Congress. The outcome of U.S. federal, regional, provincial, and state actions to address global climate change could result in a variety of regulatory programs including potential new regulations, additional charges to fund energy efficiency activities, or other regulatory actions. These actions could:

- result in increased costs associated with our operations and our customers' operations;
- increase other costs to our business;
- reduce the demand for carbon-based fuels; and
- reduce the demand for our services.

Any adoption of these or similar proposals by U.S. federal, regional, provincial, or state governments mandating a substantial reduction in greenhouse gas emissions could have far-reaching and significant impacts on the energy industry.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business or demand for our services. See "Business—Regulatory and Environmental Compliance" for a more detailed description of our climate-change related risks.

We may be subject to litigation, judgments, orders or regulatory proceedings that could materially harm our business.

We are subject to claims arising from disputes with customers, employees, vendors and other third parties in the normal course of business. The risks associated with any such disputes may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. If the plaintiffs in any suits against us were to successfully prosecute their claims, or if we were to settle such suits by making significant payments to the plaintiffs, our business, results of operations and financial condition would be harmed. Even if the outcome of a claim proves favorable to us, litigation can be time consuming and costly and may divert management resources. To the extent that our senior executives are named in such lawsuits, our indemnification obligations could magnify the costs.

We are subject to evolving public disclosure, financial reporting and corporate governance expectations and regulations that impact compliance costs and risks of noncompliance.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC and Nasdaq, as well as evolving investor expectations around disclosures, financial reporting, corporate governance and environmental and social practices. These rules and regulations continue to evolve in scope and complexity, and many new requirements have been created in response to laws enacted by the U.S. and foreign governments, making compliance more difficult and uncertain. The increase in costs to comply with such evolving expectations, rules and regulations, as well as any risk of noncompliance, could adversely impact us.

Growth, Development and Financing Risks

We may not be able to successfully acquire and integrate new operations, which could cause our business to suffer.

We may not be able to successfully complete potential strategic acquisitions for various reasons. We anticipate that we will consider acquisitions in the future that meet our strategic growth plans. We cannot predict whether or when acquisitions will be completed, and we may face significant competition for certain acquisition targets. Acquisitions that are completed involve numerous risks, including the following:

- difficulties in integrating the operations, technologies, products and personnel of the acquired companies;

- diversion of management's attention from normal daily operations of the business;

- difficulties in entering markets in which we have no or limited direct prior experience and where our competitors in such markets have stronger market positions;

- difficulties in complying with regulations, such as environmental regulations, and managing risks related to an acquired business;

- an inability to timely complete necessary financing and required amendments, if any, to existing agreements;

- an inability to implement uniform standards, controls, procedures and policies;

- undiscovered and unknown problems, defects, liabilities or other issues related to any acquisition that become known to us only after the acquisition, particularly relating to rental equipment on lease that are unavailable for inspection during the diligence process; and

- potential loss of key customers or employees.

In connection with acquisitions we may assume liabilities or acquire damaged assets, some of which may be unknown at the time of such acquisitions; record goodwill and non-amortizable intangible assets that will be subject to future

impairment testing and potential periodic impairment charges; or incur amortization expenses related to certain intangible assets.

The condition and regulatory certification of any facilities or operations acquired is assessed as part of the acquisition due diligence. In some cases, facility condition or regulatory certification may be difficult to determine due to that facility being on lease at the time of acquisition and/or inadequate certification records. Facility acquisitions may therefore result in a rectification cost which may not have been factored into the acquisition price, impacting ability to deploy and ultimate profitability of the facility acquired.

Acquisitions are inherently risky, and no assurance can be given that our future acquisitions will be successful or will not materially adversely affect our business, results of operations, and financial condition. If we do not manage new markets effectively, some of our new communities and acquisitions may lose money or fail, and we may have to close unprofitable communities. Closing a community in such circumstances would likely result in additional expenses that would cause our operating results to suffer. To successfully manage growth, we will need to continue to identify additional qualified managers and employees to integrate acquisitions within our established operating, financial and other internal procedures and controls. We will also need to effectively motivate, train and manage our employees. Failure to successfully integrate recent and future acquisitions and new communities into existing operations could materially adversely affect our results of operations and financial condition.

Global, national or local economic movements could have a material adverse effect on our business.

We operate in the United States, but our business may be negatively impacted by economic movements or downturns in that market or in global markets generally, including those that could be caused by policy changes by the U.S. administration in areas such as trade and immigration. These adverse economic conditions may reduce commercial activity, cause disruption and volatility in global financial markets, and increase rates of default and bankruptcy. Reduced commercial activity has historically resulted in reduced demand for our products and services. For example, reduced commercial activity in the natural resource development sector in certain markets in which we operate may negatively impact our business. U.S. federal spending cuts or further limitations that may result from presidential or congressional action or inaction may also negatively impact our arrangements with government contractor customers. Disruptions in financial markets could negatively impact the ability of our customers to pay their obligations to us in a timely manner and increase our counterparty risk. If economic conditions worsen, we may face reduced demand and an increase, relative to historical levels, in the time it takes to receive customer payments. If we are not able to adjust our business in a timely and effective manner to changing economic conditions, our business, results of operations and financial condition may be materially adversely affected.

<u>Information Technology and Privacy Risks</u>

Any failure of our management information systems could disrupt our business and result in decreased revenue and increased overhead costs.

We depend on our management information systems to actively manage our facilities and provide facility information, and availability of our services. These functions enhance our ability to optimize facility utilization, occupancy, costs of goods sold, and average daily rate. The failure of our management information systems to perform as anticipated could damage our reputation with our customers, disrupt our business or result in, among other things, decreased revenue and increased overhead costs. For example, an inaccurate utilization rate could cause us to fail to have sufficient inventory to meet consumer demand, resulting in decreased sales. Any such failure could harm our business, results of operations and financial condition. In addition, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from business operations and growth initiatives, and increase our implementation and operating costs, any of which could materially adversely affect our operations and operating results. Furthermore, these technologies may require refinements and upgrades. The development and maintenance of these technologies may require significant investment by us. As various systems and technologies become outdated or new technology is required, we may not be able to replace or introduce them as quickly as needed or in a cost-effective and timely manner. As a result, we may not achieve the benefits we may have been anticipating from any new technology or system.

Like other companies, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, telecommunications failures, computer viruses, security breaches (including cyber-attacks), and other security issues. In addition, because our systems contain information about individuals and businesses, the failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities leading to lower revenue, increased costs, regulatory sanctions, and other potential material adverse effects on our business, results of operations, and financial condition.

Our business could be negatively impacted by security threats, including cybersecurity threats and other disruptions.

We face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the safety of our employees; threats to the security of our facilities and infrastructure or third- party facilities and infrastructure; and threats from terrorist acts. Although we utilize various procedures and controls to monitor these threats and mitigate our exposure to such threats, there can be no assurance that these procedures and controls will be sufficient in preventing security threats from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations or cash flows. Cybersecurity attacks in particular are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. Even if we are fully compliant with legal standards and contractual or other requirements, we still may not be able to prevent security breaches involving sensitive data. Breaches, thefts, losses or fraudulent uses of customer, employee or company data could cause consumers to lose confidence in the security of our website, point of sale systems and other information technology systems and choose not to stay in our communities or contract with us in the future.

While we have a cybersecurity program designed to protect and preserve the integrity of our information systems, the Company also maintains cybersecurity insurance in line with industry standards to manage potential liabilities resulting from specific cyber-attacks. However, it is important to note that although we maintain cybersecurity insurance, there can be no guarantee that our insurance coverage limits will protect against any future claims or that such insurance proceeds will be paid to us in a timely manner.

Risks Related to Our Indebtedness

Our leverage may make it difficult for us to service our debt and operate our business.

As of December 31, 2023, we, through our wholly-owned indirect subsidiary, Arrow Bidco, LLC ("Arrow Bidco"), had $181.4 million of total indebtedness consisting of $0 borrowings under the ABL Facility and $181.4 million of our 2025 Senior Secured Notes.

Our leverage could have important consequences, including:

- making it more difficult to satisfy our obligations with respect to our various debt (including the 2025 Senior Secured Notes) and liabilities;

- requiring us to dedicate a substantial portion of our cash flow from operations to debt payments, thus reducing the availability of cash flow to fund internal growth through working capital and capital expenditures on our existing communities or new communities and for other general corporate purposes;

- increasing our vulnerability to a downturn in our business or adverse economic or industry conditions;

- limiting our flexibility in planning for or reacting to changes in our business and industry;

- restricting us from pursuing strategic acquisitions or exploiting certain business opportunities or causing us to make non-strategic divestitures; and

- limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.

Our ability to meet our debt service obligations, including those under the ABL Facility and the 2025 Senior Secured Notes, or to refinance our debt depends on our future operating and financial performance, which will be affected by our ability to successfully implement our business strategy as well as general economic, financial, competitive, regulatory and other factors beyond our control. If our business does not generate sufficient cash flow from operations, or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our existing or future debt instruments may limit or prevent us from taking any of these actions. If we default on the payments required under the terms of certain of our indebtedness, that indebtedness, together with debt incurred pursuant to other debt agreements or instruments that contain cross-default or cross-acceleration provisions, may become payable on demand, and we may not have sufficient funds to repay all of our debts. As a result, our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

We and our subsidiaries may be able to incur substantial additional indebtedness (including additional secured obligations) in the future. Although the Indenture governing our 2025 Senior Secured Notes and the ABL Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt, including future additional secured obligations, is added to our and our subsidiaries' existing debt levels, the related risks that we now face would increase.

Global capital and credit markets conditions could materially adversely affect our ability to access the capital and credit markets or the ability of key counterparties to perform their obligations to it.

In the future, we may need to raise additional funds to, among other things, refinance existing indebtedness, fund existing operations, improve or expand our operations, respond to competitive pressures or make acquisitions. If adequate funds are not available on acceptable terms, we may be unable to achieve our business or strategic objectives or compete effectively. Our ability to pursue certain future opportunities may depend in part on our ongoing access to debt and equity capital markets. We cannot assure you that any such financing will be available on terms satisfactory to us or at all. If we are unable to obtain financing on acceptable terms, we may have to curtail our growth.

Economic disruptions affecting key counterparties could also have a material adverse effect on our business. We monitor the financial strength of our larger customers, derivative counterparties, lenders, and insurance carriers on a periodic basis using publicly-available information in order to evaluate its exposure to those who have or who it believes may likely experience significant threats to their ability to adequately perform their obligations to it. The information available will differ from counterparty to counterparty and may be insufficient for us to adequately interpret or evaluate our exposure and/or determine appropriate or timely responses.

We are, and may in the future become, subject to covenants that limit our operating and financial flexibility and, if we default under our debt covenants, we may not be able to meet our payment obligations.

The ABL Facility and the Indenture, as well as any instruments that will govern any future debt obligations, contain covenants that impose significant restrictions on the way the Arrow Bidco and its subsidiaries can operate, including restrictions on the ability to:

- incur or guarantee additional debt and issue certain types of stock;

- create or incur certain liens;

- make certain payments, including dividends or other distributions, with respect to our equity securities;

- prepay or redeem junior debt;

- make certain investments or acquisitions, including participating in joint ventures;

- engage in certain transactions with affiliates;

- create unrestricted subsidiaries;

- create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to, and on the transfer of, assets to the issuer or any restricted subsidiary;

- sell assets, consolidate or merge with or into other companies;

- sell or transfer all or substantially all our assets or those of our subsidiaries on a consolidated basis; and

- issue or sell share capital of certain subsidiaries.

Although these limitations will be subject to significant exceptions and qualifications, these covenants could limit our ability to finance future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest. Arrow Bidco's ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If Arrow Bidco defaults on their obligations under the ABL Facility and the 2025 Senior Secured Notes Indenture (as defined below), then the relevant lenders or holders could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing that debt. If the debt under the ABL Facility, the Indenture or any other material financing arrangement that we enter into were to be accelerated, our assets may be insufficient to repay in full the ABL Facility, the 2025 Senior Secured Notes and our other debt.

The ABL Facility also requires our subsidiaries to satisfy specified financial maintenance tests. The ability to meet these tests could be affected by deterioration in our operating results, as well as by events beyond our control, including increases in raw materials prices and unfavorable economic conditions, and we cannot assure you that these tests will be met. If an event of default occurs under the ABL Facility, the lenders thereunder could terminate their commitments and declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be immediately due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions also may be accelerated or become payable on demand. In these circumstances, Target Hospitality's assets may not be sufficient to repay in full that indebtedness and its other indebtedness then outstanding.

The amount of borrowings permitted at any time under the ABL Facility will be subject to compliance with limits based on a periodic borrowing base valuation of the borrowing base assets thereunder. As a result, our access to credit under the ABL Facility will potentially be subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agent in respect of the calculation of such borrowing base value. As a result of any change in valuation, the availability under the ABL Facility may be reduced, or we may be required to make a repayment of the ABL Facility, which may be significant. The inability to borrow under the ABL Facility or the use of available cash to repay the ABL Facility as a result of a valuation change may adversely affect our liquidity, results of operations and financial position.

Restrictions in Arrow Bidco's existing and future debt agreements could limit our growth and our ability to respond to changing conditions.

The ABL Facility contains a number of significant covenants including covenants restricting the incurrence of additional debt. The credit agreement governing the ABL Facility requires Arrow Bidco, among other things, to maintain certain financial ratios or reduce our debt. These restrictions also limit our ability to obtain future financings to withstand a future downturn in its business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under the ABL Facility and the Indenture impose on it. In addition, complying with these covenants may also cause us to take actions that are not favorable to our securityholders and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Credit rating downgrades could adversely affect our businesses, cash flows, financial condition and operating results.

Arrow Bidco's credit ratings will impact the cost and availability of future borrowings, and, as a result, cost of capital. Arrow Bidco's ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our debt obligations. Each rating agency will review these ratings periodically and there can be no assurance that such ratings will be maintained in the future. A downgrade in Arrow Bidco's rating could adversely affect our businesses, cash flows, financial condition and operating results.

<u>**Risks Related to Ownership of Our Common Stock**</u>

We have incurred and expect to continue to incur significantly increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance efforts.

We have incurred and expect to continue to incur significant legal, accounting, insurance, and other expenses as a result of being a public company. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the "Dodd-Frank Act") and the Sarbanes-Oxley Act of 2002, as amended ("SOX"), as well as related rules implemented by the SEC, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act may require additional change. Compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of SOX, will substantially increase our expenses, including legal and accounting costs, and make some activities more time-consuming and costly. It is possible that these expenses will exceed the increases projected by management. These laws, rules, and regulations may also make it more expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult to attract and retain qualified persons to serve on its board of directors or as officers. Although the JOBS Act may, for a limited period of time, somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance, and certain other expenses in the future, which will negatively impact its results of operations and financial condition.

Our principal stockholder has substantial control over our business, which may be disadvantageous to other stockholders.

Arrow Holdings and MFA Global S.a r.l., entities controlled by TDR Capital, together beneficially owned approximately 64% of our outstanding shares of Common Stock as of December 31, 2023. As a result of its ability to control a significant percentage of the voting power of our outstanding Common Stock, TDR Capital may have substantial control over matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. TDR Capital may have interests that are different from those of other stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Information technology ("IT"), digital information and automation are essential components of the Company's operations and growth strategy. The Company recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard information systems and protect the availability, integrity and confidentiality of our data. The Cybersecurity Risk Management & Oversight Committee (consisting of the Senior Vice President of Business Applications & Digital Transformation, Vice President of IT, a member of our IT department, a senior member of our Legal department, and a member of Operations) sets IT risk strategy and makes risk-informed decisions related to our technology, which includes the assessment and response to cybersecurity risk.

The Company has integrated cybersecurity into its broader internal controls framework. The Company maintains a cybersecurity program overseen by the Cybersecurity Risk Management & Oversight Committee and aligns with key industry frameworks including the National Institute of Standards and Technology ("NIST"). In addition, we have set Company-wide policies and procedures concerning transactional workflow approvals, multifactor authentication, antivirus protection, confidential information and the use of the internet, social media, email, and wireless devices. These policies go through an internal review process and are approved by appropriate members of senior management.

The Company has continued to expand investments in IT security, including end user-training, using layered defenses, identifying and protecting critical assets, strengthening monitoring and alerting, and engaging experts. Further, we conduct periodic external penetration tests, vulnerability assessments and maturity testing. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors and intellectual property. Additionally, we perform and document user and administrative access reviews of all domains, networks, applications, and systems at least quarterly.

We view cybersecurity as a shared responsibility. The Company maintains a formal information security training program for all employees that includes training on matters such as phishing and email security best practices. Employees are also required to complete compulsory training on data privacy. Security training is specialized based on employee roles.

Personnel

The Cybersecurity Risk Management & Oversight Committee is responsible for assessing and managing cybersecurity risk, which includes prevention, mitigation, detection, and remediation of cybersecurity incidents. The Cybersecurity Risk Management & Oversight Committee members collectively have relevant expertise in cybersecurity with the appropriate experience, education, and industry standard cybersecurity certifications.

The Cybersecurity Risk Management & Oversight Committee works closely with other members of executive management to ensure that the Company has effective communication and understanding of its cybersecurity risk management.

The members of the Cybersecurity Risk Management & Oversight Committee work together to inform the Audit Committee of the Company's Board of Directors (the "Audit Committee") on cybersecurity risks. These reports include, among other things, current cybersecurity risk posture, status of projects to strengthen the Company's information security systems, the effectiveness of our cybersecurity policies, procedures, and strategies, and any significant cybersecurity incidents that have occurred.

Third Party Engagement

The Company engages third-party expertise as part of the broader internal controls framework. These experts include independent cybersecurity assessors, consultants, and our internal audit team to evaluate and stress-test the Company's networks, policies, cybersecurity technologies and preventative measures. The Company also engages an independent managed detection and response provider as an extension of the Company's cybersecurity team**.**

Oversight of Third-Party Risk

The Company implements stringent processes to oversee and manage risks associated with third-party service providers. Upon initial engagement with third-party providers, the Company researches the vendor's cybersecurity and threat reputation. We then require a completed security questionnaire and any relevant documentation including System and Organization Controls ("SOC") 1 or SOC 2 reports, non-disclosure agreements where applicable, and proof of cybersecurity insurance, if necessary. This documentation is compiled and assessed by the Cybersecurity Risk Management & Oversight Committee and documented in a workflow approval process. Existing vendors are evaluated bi-annually, and any updates to their cyber posture are documented in the same fashion. The internal business owners of cloud-based applications are required to perform and document user access reviews at least quarterly.

Risks from Cybersecurity Threats

We are exposed to, and may be adversely affected by, interruptions to our computer and IT systems and sophisticated cyber-attacks. We have not experienced cybersecurity threats that have materially affected the Company's results of operations or financial condition. For more information about the cybersecurity risks we face, refer to the section titled "*Risk Factors*" in Part I Item 1A of this Annual Report on Form 10-K.

Governance

Our Audit Committee is actively engaged in the oversight of the Company's information security program. The Audit Committee receives reports on these matters from management, which includes discussion of management's actions to identify and respond to threats, key performance indicators reflecting cybersecurity posture, and status of recent cybersecurity related initiatives. In addition, the Audit Committee periodically evaluates our cybersecurity strategy to ensure its effectiveness and, if appropriate, includes a review from third-party experts.

Cybersecurity Risk Management & Oversight Committee's Role Managing Risk

The Cybersecurity Risk Management & Oversight Committee continuously updates its approach on cybersecurity to safeguard the Company's sensitive information and assets based on assessments mentioned above. The program is supported by an organizational structure that reflects support from across the business.

While processes and technologies are in place to minimize the chance of a successful cyber-attack, the Company has established incident response procedures to address a cybersecurity threat should one occur. The Company's cybersecurity incident response plan (the "Response Plan") provides for a timely and consistent response to actual or attempted cybersecurity incidents impacting the Company. The Response Plan includes (1) detection, (2) analysis, which may include timely notice to our Board and public disclosure if deemed material or appropriate, (3) containment, (4) eradication, (5) recovery and (6) post-incident review.

As previously mentioned, we face a number of cybersecurity risks in connection with our business. Although such risks have not materially affected us, including our business strategy, results of operations or financial condition, to date, we have, from time to time, experienced attempted threats to our data and systems. For more information about the cybersecurity risks we face, refer to the section titled "Risk Factors" in Part I Item 1A of this Annual Report on Form 10-K.

Item 2. Properties

Our corporate headquarters are located in The Woodlands, Texas. Our executive, financial, accounting, legal, administrative, management information systems and human resources functions operate from this single, leased office. Except as indicated, we own all of the real property at the locations listed below. Subject to certain exceptions, substantially all of our owned personal property and material real property in the U.S. are encumbered under our ABL Facility and the 2025 Senior Secured Notes. We do not believe that the encumbrances will materially detract from the value of our properties, nor will they materially interfere with their use in the operation of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and Note 8—Debt to the notes to consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information concerning our ABL Facility (as defined below) and the 2025 Senior Secured Notes. For a discussion about how each of our business segments utilizes its respective properties, see Item 1, "Business" of this Annual Report on Form 10-K.

Location	Description
Government	
Dilley, Texas (leased land)	Dilley (STFRC)
Pecos, Texas (owned and leased land)	Pecos Children's Center
Pecos, Texas (leased land)	Pecos Blue Lodge
Orla, Texas	Delaware Lodge
Mentone, Texas (leased land)	Skillman Station Lodge[1]
Pecos, Texas	Lodge 118
Pecos, Texas	Pecos Trail Lodge
Pecos, Texas	Pecos South Lodge[1]
HFS–South	
Pecos, Texas	Pecos South Lodge[1]
Orla, Texas	Orla North Lodge
Orla, Texas	Orla South Lodge
Orla, Texas (leased land)	El Capitan Lodge
Odessa, Texas (owned and leased land)	Odessa West Lodge
Odessa, Texas	Odessa East Lodge
Mentone, Texas (leased land)	Mentone Wolf Lodge
Mentone, Texas (leased land)	Skillman Station Lodge[1]
Midland, Texas	Midland Lodge
Midland, Texas (leased land)	Midland East Lodge
Kermit, Texas (leased land)	Kermit Lodge
Kermit, Texas	Kermit North Lodge
Carlsbad, New Mexico (leased land)	Carlsbad Lodge
Carlsbad, New Mexico (leased land)	Seven Rivers Lodge
Jal, New Mexico (owned and leased land)	Jal Lodge
Big Spring, Texas	Big Spring Lodge
Other	
Canada (leased land)	Cheecham Lodge
Williston, North Dakota	Williams County Lodge
Williston, North Dakota	Judson Executive Lodge
Watford City, North Dakota (leased land)	Watford City Lodge

(1) Location is shared between the HFS–South and Government segments.

Item 3. Legal Proceedings

We are involved in various lawsuits, claims and legal proceedings, most of which arise out of the ordinary course of business. The nature of the Company's business is such that disputes occasionally arise with vendors including suppliers

and subcontractors, and customers over contract specifications and contract interpretations among other things. The company assesses these matters on a case-by-case basis as they arise. Reserves are established, as required, based on its assessment of exposure. We have insurance policies to cover general liability and workers' compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under such pending lawsuits, claims and legal proceedings will not have a material adverse effect on its financial condition results of operations, or liquidity. Because litigation is subject to inherent uncertainties including unfavorable rulings or developments, it is possible that the ultimate resolution of our legal proceedings could involve amounts that are different from our currently recorded accruals, and that such differences could be material.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is listed on the Nasdaq Capital Market under the symbol "TH." Through March 15, 2019, our common stock, warrants and units were quoted under the symbols "EAGL," "EAGLW" and "EAGLU," respectively. Upon consummation of the business combination on March 15, 2019, (i) our public units automatically separated into their component securities and, as a result, no longer trade as a separate security and were delisted; (ii) our Common Stock (into which Platinum Eagle's ordinary shares were converted) continued to trade on Nasdaq under the ticker symbol "TH"; and (iii) the Warrants continued to trade on Nasdaq under the ticker symbol "THWWW".

Holders

As of December 31, 2023, there were eleven holders of record of our Common Stock and one holder of record of our Warrants. The number of holders of record does not include a substantially greater number of "street name" holders or beneficial holders whose Common Stock or Warrants are held of record by banks, brokers and other financial institutions.

Dividend Information

We do not currently pay any cash dividends on our Common Stock. The declaration and amount of any dividends in the future will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors the board of directors deems relevant. We can give no assurances that we will pay a dividend in the future.

Warrants

Platinum Eagle issued warrants to purchase its common stock as components of units sold in the Public Offering (the "Public Warrants", together with the Private Warrants, the "Warrants"). Platinum Eagle also issued, in connection with the Public Offering, the Private Warrants. The Warrants expire at 5:00 pm New York City time on March 15, 2024.

As of December 31, 2023, there were 8,044,287 Warrants outstanding. Of the 8,044,287 outstanding, 1,533,334 are Private Warrants and 6,510,953 are Public Warrants. The Private Warrants are classified as liabilities under ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity* guidance. The Public Warrants are classified as equity based on the guidance outlined in ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*. Each Warrant entitles its holder to purchase Common Stock in accordance with its terms. During the year ended December 31, 2022, holders of Public Warrants exercised 7,101 Public Warrants for shares of Common Stock resulting in the Company receiving cash proceeds of approximately $0.1 million and issuing 7,101 shares of Common Stock. During the year ended December 31, 2023, holders of Public Warrants exercised 17,369 Public Warrants for shares of Common Stock resulting in the Company receiving cash proceeds of approximately $0.2 million and issuing 17,369 shares of Common Stock. See Note 9 and 17 of the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Warrant Exchange

On December 22, 2022, the Company closed on an offer to exchange the Warrants for shares of its Common Stock in a cashless transaction (the "Warrant Exchange"). Pursuant to the terms of the Warrant Exchange, the Company issued 2,996,201 shares of Common Stock. See Note 9 and 17 of the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Performance Graph

The following stock price performance graph should not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The graph below compares the cumulative total return of our Common Stock from December 31, 2018, through December 31, 2023, with the comparable cumulative return of two indices, the Russell Broadbased Total Returns and the Nasdaq US Benchmark TR Index. The graph plots the change in value of an initial investment in each of our Common Stock, the Russell 2000 Index, and the Nasdaq US Benchmark Index over the indicated time periods. We have not paid any cash dividends and, therefore, the cumulative total return calculation for us is based solely upon the change in share price. The share price performance shown on the graph is not necessarily indicative of future price performance.



Unregistered Sales of Equity Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

On November 3, 2022, the Company's Board of Directors approved a stock repurchase program that authorizes the Company to repurchase up to $100 million of its outstanding shares of Common Stock. The stock repurchase program does not obligate the Company to purchase any particular number of shares, and the timing and exact amount of any repurchases will depend on various factors, including market pricing and conditions, business, legal, accounting, and other considerations.

The Company may repurchase its shares in open market transactions from time to time or through privately negotiated transactions in accordance with federal securities laws, at the Company's discretion. The repurchase program, which has no expiration date, may be increased, suspended, or terminated at any time. The program is expected to be implemented

over the course of several years and is conducted subject to the covenants in the agreements governing the Company's indebtedness. No share repurchases were made during the years ended December 31, 2023 and 2022, respectively.

Securities Authorized for Issuance under Equity Compensation Plans

On March 6, 2019, our shareholders approved a long-term incentive award plan (the "Plan") in connection with the business combination. The Plan is administered by the Compensation Committee. Under the Plan, the Compensation Committee may grant an aggregate of 4,000,000 shares of Common Stock in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, and performance compensation awards.

On May 19, 2022, the Company's stockholders approved an amendment to the Plan to increase the number of shares authorized under the plan by 4,000,000 shares.

Please refer to Note 18 in the audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K for details of the forms of Executive Nonqualified Stock Option Award Agreements, the forms of Executive Restricted Stock Unit Agreements, the form of Executive Stock Appreciation Rights Award Agreement, and the forms of Executive Performance Stock Unit Agreements.

As of December 31, 2023, 10,082,940 securities had been granted under the Plan, excluding 116,837 Restricted Stock Units ("RSUs") paid in cash, and including 1,578,537 of Stock Appreciation Right Awards ("SARs"), which are intended to settle in cash.

Information on our equity compensation plans can be found in the table below.

	Equity Compensation Plan Information		
Plan Category	Common shares to be issued upon Exercise of Outstanding Options, Restricted Stock Units, and Performance Stock Units (a)	Weighted Average Exercise Price of Outstanding Options	Common Shares Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Shares Reflected in the first column in this table)
Equity compensation plan approved by Target Hospitality stockholders[1]	3,781,513	$ 6.55	1,207,138
Equity compensation plans not approved by security holders	—	—	—
Total	3,781,513	$ 6.55	1,207,138

(1) The number of common shares reported in Column (a) excludes liability-based stock appreciation right awards of 714,539 and shares associated with grants that were withheld for tax liabilities and grants that were forfeited or expired on or before December 31, 2023, as shares associated with grants that were withheld for tax liabilities and forfeited and expired grants are available for reissuance under the Plan. The amounts and values in Column (a) comprise 1,682,206 equity-based RSUs at a weighted average grant price of $4.65, 1,358,868 equity-based PSUs (assumed at a payout of 100% of Target) at a weighted average grant price of $5.23, and 740,439 stock options at a weighted average exercise price of $6.55. For additional information on the awards outstanding under the Plan, see Note 18 in the audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act , and Section 21E of the Exchange Act. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for the post-combination business. Specifically, forward-looking statements may include statements relating to:

- operational, economic, including inflation, political and regulatory risks;
- our ability to effectively compete in the specialty rental accommodations and hospitality services industry, including growing the HFS and Government segments;
- effective management of our communities;
- natural disasters and other business disruptions including outbreaks of epidemic or pandemic disease;
- the duration of any future public health crisis, related economic repercussions and the resulting negative impact to global economic demand;
- the effect of changes in state building codes on marketing our buildings;
- changes in demand within a number of key industry end-markets and geographic regions;
- changes in end-user demand requirements, including variable occupancy levels associated with contracts in the Government segment;
- our reliance on third party manufacturers and suppliers;
- failure to retain key personnel;
- increases in raw material and labor costs;
- the effect of impairment charges on our operating results;
- our future operating results fluctuating, failing to match performance or to meet expectations;
- our exposure to various possible claims and the potential inadequacy of our insurance;
- unanticipated changes in our tax obligations;
- our obligations under various laws and regulations;
- the effect of litigation, judgments, orders, regulatory or customer bankruptcy proceedings on our business;
- our ability to successfully acquire and integrate new operations;
- global or local economic and political movements, including any changes in policy under the Biden administration or any future administration;
- federal government budgeting and appropriations;
- our ability to effectively manage our credit risk and collect on our accounts receivable;
- our ability to fulfill our public company obligations;
- any failure of our management information systems;
- fluctuations in the fair value of warrant liabilities;
- our ability to refinance debt on favorable terms and meet our debt service requirements and obligations; and
- risks related to Arrow Bidco's obligations under the 2025 Senior Secured Notes;

These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K and our management's current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of Target Hospitality Corp. and is intended to help the reader understand Target Hospitality Corp., our operations and our present business environment. This discussion should be read in conjunction with the Company's audited consolidated financial statements and notes to those statements included in Part II, Item 8 within this Annual Report on Form 10-K. References to "we," "us," "our", "Target Hospitality," or "the Company" refer to Target Hospitality Corp. and its consolidated subsidiaries.

Executive Summary

Target Hospitality Corp. is one of North America's largest providers of vertically integrated specialty rental and value-added hospitality services including: catering and food services, maintenance, housekeeping, grounds-keeping, security, health and recreation facilities, overall workforce community management, concierge services and laundry service. As of December 31, 2023, our network included 28 communities to better serve our customers across the US and Canada.

Economic Update

During the year ended December 31, 2023, the Company continued to experience increasing revenue in the HFS–South segment due to continued improving customer demand and increasing activity in the HFS–South segment as compared to the year ended December 31, 2022. The Company's Government segment continued to benefit from the Pecos Children's Center ("PCC") contract and the new contracts (the Expanded Humanitarian Contract and the New PCC Contract) thereof with our NP Partner that became effective May 16, 2022 and November 16, 2023, respectively. The Company generated positive cash flows from operations of approximately $156.8 million representing a decrease in cash flows from operations of approximately $148.8 million or 49% for the year ended December 31, 2023 compared to the year ended December 31, 2022 driven by the prior period including a significant $194 million upfront payment for expansion efforts related to the Expanded Humanitarian Contract, which did not recur in the current period. The Company also reduced its outstanding debt balance on the Senior Secured Notes by $153.1 million or 46% during the year ended December 31, 2023 and reduced interest expense, net by approximately $13.7 million or 38% during the year ended December 31, 2023 compared to the year ended December 31, 2022. The Company executed amendments to the ABL Facility which extended the termination date on the ABL Facility from September 15, 2023 to February 1, 2028 and increased the capacity of the ABL Facility from $125 million to $175 million. Additionally, the Company conducted the Notes Exchange Offer (as defined in Note 8 of the notes to our audited consolidated financial statements in Part II) and issued approximately $181.4 million in 2025 Senior Secured Notes to eligible holders whose 2024 Senior Secured Notes (as defined below) were accepted for exchange in the Notes Exchange Offer on November 1, 2023. Following the Notes Exchange Offer, approximately $28.1 million aggregate principal amount of 2024 Senior Secured Notes remained outstanding, which were subsequently redeemed on November 21, 2023.

For the year ended December 31, 2023, key drivers of financial performance included:

- Increased consolidated revenue by $61.6 million or 12% compared to the year ended 2022 primarily due to additional revenue generated from growth in the Government segment as well as an increase in customer demand in the HFS–South segment.

- Increased revenue in the HFS–South segment by $16.3 million or 12% as compared to the year ended December 31, 2022 as a result of an increase in customer demand.

- Generated consolidated net income of approximately $173.7 million for the year ended December 31, 2023 as compared to a net income of approximately $73.9 million for the year ended December 31, 2022. This increase in net income is primarily attributable to an increase in gross profit driven by the increase in revenue, a decrease in costs of service, a decrease in interest expense driven by significant debt reduction as well as a decrease in the

estimated fair value of warrant liabilities, partially offset by an increase in loss on extinguishment of debt and an increase in income tax expense due to improved results.

- Generated consolidated Adjusted EBITDA of $344.2 million representing an increase of $79.5 million or 30% as compared to the year ended December 31, 2022, driven primarily by the increase in revenue, and decrease in costs of services as mentioned above, partially offset by an increase in specialty rental costs.

Adjusted EBITDA is a non-GAAP measure. The GAAP measure most comparable to Adjusted EBITDA is Net income (loss). Please see "Non-GAAP Financial Measures" for a definition and reconciliation to the most comparable GAAP measure.

Our Government segment, including the South Texas Family Residential Center and several communities in West, Texas supporting critical United States government humanitarian aid efforts, deliver essential services and accommodations near the southern United States border where there is insufficient housing and infrastructure solutions to appropriately care for asylum-seeking families and unaccompanied minor immigrants. Demand for these communities and services is influenced by immigration activity, where continued increases in migrant populations has increased government spending and demand for appropriate government supported solutions.

Our proximity to customer activities influences occupancy and demand. We have built, own and operate the largest specialty rental and hospitality services network available to customers operating in the HFS–South region. Our broad network often results in us having communities that are the closest to our customers' job sites, which reduces commute times and costs, and improves the overall safety of our customers' workforce. Our communities provide customers with cost efficiencies, as they are able to jointly use our communities and related infrastructure (i.e., power, water, sewer and IT) services alongside other customers operating in the same vicinity. Demand for our services is dependent upon activity levels, particularly our customers' capital spending on natural resource development activities.

Factors Affecting Results of Operations

We expect our business to continue to be affected by the key factors discussed below, as well as factors discussed in the section titled "*Risk Factors*" included elsewhere in this report. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results.

Supply and Demand for Natural Resources

As a provider of vertically integrated specialty rental and hospitality services, we are not directly impacted by commodity price fluctuations. However, these price fluctuations indirectly influence our activities and results of operations because the natural resource development workforce is directly affected by price fluctuations and the industry's expansion or contraction as a result of these fluctuations. Our occupancy volume depends on the size of the workforce within the natural resources industry and the demand for labor. Commodity prices are volatile and influenced by numerous factors beyond our control, including the domestic and global supply of and demand for natural resources, the commodities trading markets, as well as other supply and demand factors that may influence commodity prices.

Availability and Cost of Capital

Capital markets conditions could affect our ability to access the debt and equity capital markets to the extent necessary to fund our future growth. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly, and could limit our ability to raise funds, or increase the price of raising funds, in the capital markets and may limit our ability to expand.

Regulatory Compliance

We are subject to extensive federal, state, local, and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid, and hazardous waste handling and disposal and

the investigation and remediation of contamination. In addition, we may be subject, indirectly, to various statutes and regulations applicable to doing business with the U.S. government as a result of our contracts with U.S. government contractor clients. The risks of substantial costs, liabilities, and limitations on our operations related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise, or be discovered that create substantial compliance or environmental remediation liabilities and costs.

Public Policy

We derive a significant portion of our revenues from our subcontracts with government contractors. The U.S. government and, by extension, our U.S. government contractor customers, may from time to time adopt, implement or modify certain policies or directives that may adversely affect our business. Changes in government policy, presidential administration or other changes in the political landscape relating to immigration policies may similarly result in a decline in our revenues in the Government segment.

Natural Disasters or Other Significant Disruption

An operational disruption in any of our facilities could negatively impact our financial results. The occurrence of a natural disaster, such as earthquake, tornado, severe weather including hail storms, flood, fire, or other unanticipated problems such as public health threats or outbreaks, labor difficulties, equipment failure, capacity expansion difficulties or unscheduled maintenance could cause operational disruptions of varied duration. These types of disruptions could materially adversely affect our financial condition and results of operations to varying degrees dependent upon the facility, the duration of the disruption, our ability to shift business to another facility or find alternative solutions.

Overview of Our Revenue and Operations

We derive the majority of our revenue from specialty rental accommodations and vertically integrated hospitality services. Approximately 64.9% of our revenue was earned from specialty rental with vertically integrated hospitality services, specifically lodging and related ancillary services, whereas the remaining 35.1% of revenues were earned through leasing of lodging facilities for the year ended December 31, 2023. Revenue is recognized in the period in which lodging and services are provided pursuant to the terms of contractual relationships with our customers. In certain of our contracts, rates may vary over the contract term, in these cases, revenue is generally recognized on a straight-line basis over the contract term. We enter into arrangements with multiple deliverables for which arrangement consideration is allocated between lodging and services based on the relative estimated standalone selling price of each deliverable. The estimated price of lodging and services deliverables is based on the prices of lodging and services when sold separately or based upon the best estimate of selling price.

The Company originated a contract in 2013 with TC Energy Pipelines to construct, deliver, cater and manage all accommodations and hospitality services in conjunction with the planned construction of the Keystone XL pipeline project. In January 2021, the project was suspended due to the Keystone XL Presidential Permit being revoked. Then on July 23, 2021, the Company executed the Termination and Settlement Agreement, which effectively terminated the Company's contract with TC Energy that was originated in 2013 and no further revenue will be generated from the contract with TC Energy.

Key Indicators of Financial Performance

Our management uses a variety of financial and operating metrics to analyze our performance. We view these metrics as significant factors in assessing our operating results and profitability and intend to review these measurements frequently for consistency and trend analysis. We primarily review the following profit and loss information when assessing our performance:

Revenue

We analyze our revenues by comparing actual revenues to our internal budgets and projections for a given period and to prior periods to assess our performance. We believe that revenues are a meaningful indicator of the demand and pricing

for our services. Key drivers to change in revenues may include average utilization of existing beds, levels of development activity in the HFS–South segment, the consumer price index impacting government contracts, and government spending on housing programs.

Adjusted Gross Profit

We analyze our adjusted gross profit, which is a Non-GAAP measure, which we define as revenues less cost of sales, excluding impairment and depreciation of specialty rental assets to measure our financial performance. Please see "Non-GAAP Financial Measures" for a definition and reconciliation to the most comparable GAAP measure. We believe adjusted gross profit is a meaningful metric because it provides insight on financial performance of our revenue streams without consideration of company overhead. Additionally, using adjusted gross profit gives us insight on factors impacting cost of sales, such as efficiencies of our direct labor and material costs. When analyzing adjusted gross profit, we compare actual adjusted gross profit to our budgets and internal projections and to prior period results for a given period in order to assess our performance.

We also use Non-GAAP measures such as EBITDA, Adjusted EBITDA, and Discretionary cash flows to evaluate the operating performance of our business. For a more in-depth discussion of the Non-GAAP measures, please refer to the "Non-GAAP Financial Measures" section.

Segments

As discussed in Note 20 (Business Segments) of the notes to our audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K, during 2023 the Company reduced the number of reportable segments from four to two as the additional two previously reportable segments ("TCPL Keystone" and "HFS–Midwest") became quantitatively immaterial and are now combined in the "All Other" category for all periods presented.

We have identified two reportable business segments: HFS–South and Government:

HFS–South

The HFS–South segment reflects our facilities and operations in the HFS–South region from customers in the natural resources development industry and includes our 16 communities located across Texas and New Mexico.

Government

The Government segment includes the facilities and operations of the family residential center and the related support communities in Dilley, Texas (the "South Texas Family Residential Center") provided under a lease and services agreement with a national provider of migrant programming (the "FRCC Partner"). Additionally, this segment also includes facilities and operations provided under a lease and services agreement with our NP Partner, backed by a committed U.S. Government contract, to provide a suit of comprehensive service offerings in support of their humanitarian aid efforts.

All Other

Our other facilities and operations which do not meet the criteria to be a separate reportable segment are consolidated and reported as "All Other" which represents the facilities and operations of one community in Canada, three communities in North Dakota, and the catering and other services provided to communities and other workforce accommodation facilities for the natural resource development industries not owned by us.

Key Factors Impacting the Comparability of Results

The historical results of operations for the periods presented may not be comparable, either to each other or to our future results of operations, for the reasons described below:

Termination of the TCPL Keystone Contract

In January 2021, the TCPL project was suspended due to the Keystone XL Presidential Permit being revoked. Then on July 23, 2021, the Company executed the Termination and Settlement Agreement, which effectively terminated the Company's contract with TC Energy that was originated in 2013. As a result of the Termination and Settlement Agreement, no further activity is expected in the TCPL Keystone segment.

Government Segment Growth

A significant new contract was originated in the Government segment in March of 2021 with our NP Partner, backed by a committed United States Government contract, to provide a suite of comprehensive service offerings in support of their humanitarian aid efforts. During the year ended December 31, 2022, the Company executed the Expanded Humanitarian Contract to provide enhanced infrastructure and comprehensive facility services that support the critical hospitality solutions the Company provides to the NP Partner and the U.S. Government in their humanitarian aid missions. The Expanded Humanitarian Contract provided for a significant scope expansion and term extension for the continuation of services provided under the agreement that originated in March 2021. The Expanded Humanitarian Contract operated with similar structure to the Company's prior and existing government services subcontracts, which are centered around minimum revenue commitments supported by the United States Government. Additionally, the Expanded Humanitarian Contract included occupancy-based variable services revenue that aligned with active community population. The minimum revenue commitments, which consisted of annual recurring lease revenue and nonrecurring infrastructure enhancement revenue, provided for a minimum annual revenue contribution of approximately $390 million and was fully committed over its initial contract term. Inclusive of all potential occupancy-based variable services revenue, the Expanded Humanitarian Contract provided for a maximum initial annual total contract amount of approximately $575 million. On May 15, 2023, the Company executed a six-month extension of the Expanded Humanitarian Contract, which extended the period of performance through November 15, 2023 and increased the contract value, with no change to contract structure or any other existing economic terms. The Expanded Humanitarian Contract terminated as of November 15, 2023. During the year ended December 31, 2023, the Company executed the New PCC Contract, pursuant to an Indefinite Delivery, Indefinite Quantity Task Order between our NP Partner and the U.S. Government, that replaced the Expanded Humanitarian Contract and became effective on November 16, 2023. The New PCC Contract includes a one year base period through November 15, 2024, an option to extend for up to four additional one year periods, and an option to extend for up to six months upon the conclusion of the base period or any of the option periods. Under the New PCC Contract, the Company will maintain similar facility size and operational scope compared to the Expanded Humanitarian Contract. The New PCC Contract operates with similar structure to the Company's prior and existing government services subcontracts, which are centered around minimum revenue commitments supported by the United States Government. Additionally, the New PCC Contract includes occupancy-based variable services revenue that will align with active community population. The minimum revenue commitments, which consist of annual recurring lease revenue, provide for a minimum annual revenue contribution of approximately $178 million. Assuming all option periods are exercised, the 5-year cumulative minimum revenue commitment of the New PCC Contract is expected to be approximately $892 million through 2028. Inclusive of the minimum revenue commitment and all potential occupancy-based variable services revenue, the New PCC Contract provides for a maximum total contract amount of approximately $1.8 billion through 2028, assuming all option periods are exercised.

Results of Operations

The period to period comparisons of our results of operations have been prepared using the historical periods included in our audited consolidated financial statements. The following discussion should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this document.

Consolidated Results of Operations for the years ended December 31, 2023, 2022 and 2021($ in thousands):

	For the Years Ended December 31,			Amount of Increase (Decrease) 2023 vs. 2022	Percentage Change Increase (Decrease) 2023 vs. 2022	Amount of Increase (Decrease) 2022 vs. 2021	Percentage Change Increase (Decrease) 2022 vs. 2021
Revenues:	2023	2022	2021				
Services income	$ 365,627	$ 333,702	$ 203,134	$ 31,925	10%	$ 130,568	64%
Specialty rental income	197,981	168,283	76,909	29,698	18%	91,374	119%
Construction fee income	-	-	11,294	-	0%	(11,294)	(100)%
Total revenues	563,608	501,985	291,337	61,623	12%	210,648	72%
Costs:							
Services	151,574	174,200	120,192	(22,626)	(13)%	54,008	45%
Specialty rental	30,084	27,824	16,186	2,260	8%	11,638	72%
Depreciation of specialty rental assets	68,626	52,833	53,609	15,793	30%	(776)	(1)%
Gross profit	313,324	247,128	101,350	66,196	27%	145,778	144%
Selling, general and administrative	56,126	57,893	46,461	(1,767)	(3)%	11,432	25%
Other depreciation and amortization	15,351	14,832	16,910	519	3%	(2,078)	(12)%
Other expense, net	1,241	36	880	1,205	3347%	(844)	(96)%
Operating income	240,606	174,367	37,099	66,239	38%	137,268	370%
Loss on extinguishment of debt	2,279	-	-	2,279	100%	-	0%
Interest expense, net	22,639	36,323	38,704	(13,684)	(38)%	(2,381)	(6)%
Change in fair value of warrant liabilities	(9,062)	31,735	1,067	(40,797)	(129)%	30,668	2874%
Income (loss) before income tax	224,750	106,309	(2,672)	118,441	111%	108,981	(4,079)%
Income tax expense	51,050	32,370	1,904	18,680	58%	30,466	1600%
Net income (loss)	$ 173,700	$ 73,939	$ (4,576)	$ 99,761	135%	$ 78,515	(1,716)%

Comparison of Years Ended December 31, 2023 and 2022

Total Revenue. Total revenue was $563.6 million for the year ended December 31, 2023 as compared to $502.0 million for the year ended December 31, 2022, and consisted of $365.6 million of services income and $198.0 million of specialty rental income. Total revenue for the year ended December 31, 2022 consisted of $333.7 million of services income and $168.3 million of specialty rental income.

Services income consists primarily of specialty rental and vertically integrated and comprehensive hospitality services including catering and food services, maintenance, housekeeping, grounds-keeping, security, overall workforce community management services, health and recreation facilities, concierge services, and laundry service. The main drivers of the increase in services income revenue year over year was the growth in the Government segment, primarily from fixed minimum contractual revenue commitments that are unaffected by changes in occupancy, combined with a continued increase in customer activity in the HFS–South segment as well as a slight increase in the All Other segment.

Specialty rental income consists primarily of revenues from leasing rooms and other facilities at certain communities that include contractual arrangements with customers that are considered leases under the authoritative accounting guidance for leases. Specialty rental income increased primarily as a result of growth in the Government segment.

Cost of services. Cost of services was $151.6 million for the year ended December 31, 2023 as compared to $174.2 million for the year ended December 31, 2022. The decrease in services costs is primarily due to a decrease in services costs in the Government segment driven by a decrease in occupancy, partially offset by an increase in service costs in the HFS–South segment driven by the increase in customer activity mentioned above, which also led to more communities in operation during the current period, including a new community acquired in January 2023 to support growth in the HFS–South segment. This increase in services costs was also partially driven by communities in the All Other category from an increase in customer activity.

Specialty rental costs. Specialty rental costs were approximately $30.1 million for the year ended December 31, 2023 as compared to $27.8 million for the year ended December 31, 2022. The increase in specialty rental costs is primarily due to an increase in costs related to growth in the Government segment.

Depreciation of specialty rental assets. Depreciation of specialty rental assets was $68.6 million for the year ended December 31, 2023 as compared to $52.8 million for the year ended December 31, 2022. The increase in depreciation expense is primarily attributable to an increase in depreciation on specialty rental assets acquired in 2022 to support growth of the Government segment related to the Expanded Humanitarian Contract.

Selling, general and administrative. Selling, general and administrative was $56.1 million for the year ended December 31, 2023 as compared to $57.9 million for the year ended December 31, 2022. The decrease in selling, general and administrative expenses of $1.8 million was primarily driven by a decrease in stock compensation expense of approximately $8 million largely from the liability-based stock appreciation right awards ("SARs") led primarily by vesting and exercises of approximately 50% of the prior period outstanding awards that occurred during March 2023, which reduced the number of liability-based SAR awards outstanding in the current year and generated lower expense, while a portion of this decrease was driven by a reduction in the estimated value of the SARs year over year. This was partially offset by a $4.6 million increase in transaction fees led by the Notes Exchange Offer, and a $1.3 million increase in insurance expense driven by growth of the business.

Other depreciation and amortization. Other depreciation and amortization expense was $15.4 million for the year ended December 31, 2023 as compared to $14.8 million for the year ended December 31, 2022. The increase in other depreciation and amortization is primarily driven by an increase in depreciation associated with an increase in finance leases.

Other expense, net. Other expense, net was $1.2 million for the year ended December 31, 2023 as compared to less than $0.1 million for the year ended December 31, 2022. This increase in expense is primarily driven by costs incurred on the disposal of assets in the All Other segment category in the current period.

Loss on extinguishment of debt. Loss on extinguishment of debt was $2.3 million for the year ended December 31, 2023 as compared to $0 for the year ended December 31, 2022. The increase in loss on extinguishment of debt is primarily due to the partial redemption of the 2024 Senior Secured Notes on March 15, 2023, which was accounted for as a partial extinguishment of debt and resulted in a charge of approximately $1.7 million related to the write-off of unamortized deferred financing costs and unamortized original issue discount. Approximately $0.4 million of the change related to the write-off of unamortized deferred financing costs for non-continuing lenders in connection with the First Amendment to the ABL Facility on February 1, 2023. The remainder of the change relates to the write-off of approximately $0.2 million of the remaining unamortized deferred financing costs and unamortized original issue discount associated with the redemption on November 21, 2023 of the remaining portion of the 2024 Senior Secured Notes that were not exchanged for the new 2025 Senior Secured Notes in the Notes Exchange Offer. Refer to Note 8 of the notes to our audited consolidated financial statements in Part II, Item 8 within this Annual Report on Form 10-K for further discussion regarding extinguishment of debt and the Notes Exchange Offer.

Interest expense, net. Interest expense, net was $22.6 million for the year ended December 31, 2023 as compared to interest expense, net of $36.3 million for the year ended December 31, 2022. The change in interest expense, net was primarily driven by a decrease in interest expense on the Senior Secured Notes driven by a lower average outstanding debt balance in current year compared to the prior year as approximately $153.1 million of the Senior Secured Notes were paid off during the year ended December 31, 2023, whereas approximately $5.5 million of the Senior Secured Notes were repaid during the year ended December 31, 2022. This change in interest expense was also partially driven by lower interest expense associated with the ABL Facility as it had no outstanding balance in the current year compared to an average outstanding balance in the prior year. Approximately $2.6 million of this decrease was driven by interest income earned on cash equivalents funded by the increase in available cash due to growth of the business, led by the Government segment. These decreases were partially offset by approximately $1.0 million of interest that was capitalized during the year ended December 31, 2022 in connection with capital project activity driven by the expansion in the Government segment associated with the Expanded Humanitarian Contract. Interest was not capitalized during the year ended December 31, 2023 as there were no such expansion activities during that period.

Change in fair value of warrant liabilities. Change in fair value of warrant liabilities represents the fair value adjustments to the outstanding Private Warrant liabilities based on the change in their estimated fair value at each reporting period end. The change in fair value of the warrant liabilities was ($9.1) million for the year ended December 31, 2023 as compared

to $31.7 million for the year ended December 31, 2022. The change in the fair value of the warrant liabilities is the result of changes in market prices deriving the value of the financial instruments. The estimated value of the Private Warrants decreased in the current year, generating an increase to income in the current year. There was also a lower number of average outstanding Private Warrants throughout the current year compared to the prior year as a result of the Warrant Exchange that closed on December 22, 2022 as discussed in Note 17 of the notes to our audited consolidated financial statements in Part II, Item 8 within this Annual Report on Form 10-K.

Income tax expense. Income tax expense was $51.1 million for the year ended December 31, 2023 as compared to $32.4 million for the year ended December 31, 2022. The increase in income tax expense is primarily attributable to an increase in income before income tax as well as an increase in state tax expense based off of gross receipts as a result of the increase in revenues due to improvements in overall operations and growth in the business from the Government segment.

Comparison of the Years Ended December 31, 2022 and 2021

For discussion of the comparison of our operating results for the years ended December 31, 2022 and 2021, please read the "Comparison of Years Ended December 31, 2022 and 2021" section located in the Management Discussion & Analysis section in our Annual Report on From 10-K for the year ended December 31, 2022 filed on March 10, 2023 and is incorporated herein by reference.

Segment Results

The following table sets forth our selected results of operations for each of our reportable segments for the years ended December 31, 2023, 2022 and 2021 ($ in thousands, except for Average Daily Rate amounts).

	For the Years Ended December 31,			Amount of Increase (Decrease) 2023 vs. 2022	Percentage Change Increase (Decrease) 2023 vs. 2022	Amount of Increase (Decrease) 2022 vs. 2021	Percentage Change Increase (Decrease) 2022 vs. 2021
Revenue:	2023	2022	2021				
Government	$ 403,724	$ 360,294	$ 156,250	$ 43,430	12%	$ 204,044	131%
HFS–South	148,677	132,373	116,958	16,304	12%	15,415	13%
All Other	11,207	9,318	18,129	1,889	20%	(8,811)	(49)%
Total revenues	$ 563,608	$ 501,985	$ 291,337	$ 61,623	12%	$ 210,648	72%
Adjusted Gross Profit							
Government	$ 332,480	$ 246,598	$ 94,801	$ 85,882	35%	$ 151,797	160%
HFS–South	51,444	54,558	52,344	(3,114)	(6)%	2,214	4%
All Other	(1,974)	(1,195)	7,814	(779)	65%	(9,009)	(115)%
Total Adjusted Gross Profit	$ 381,950	$ 299,961	$ 154,959	$ 81,989	27%	$ 145,002	94%
Average Daily Rate							
HFS–South	$ 75.22	$ 73.39	$ 74.64	$ 1.83		$ (1.25)	

Note: Adjusted gross profit for the chief operating decision maker's ("CODM") analysis includes the services and rental costs recognized in the financial statements and excludes depreciation on specialty rental assets, certain severance costs, and loss on impairment. Average daily rate is calculated based on specialty rental income and services income received over the period indicated, divided by utilized bed nights.

Comparison of Years Ended December 31, 2023 and 2022

Government

Revenue for the Government segment was $403.8 million for the year ended December 31, 2023 as compared to $360.3 million for the year ended December 31, 2022.

Adjusted gross profit for the Government segment was $332.5 million for the year ended December 31, 2023 as compared to $246.6 million for the year ended December 31, 2022.

Revenue and adjusted gross profit increased as a result of the contracts originated in the Government segment in May of 2022 and November of 2023 as previously mentioned.

Hospitality & Facilities Services–South

Revenue for the HFS–South segment was $148.7 million for the year ended December 31, 2023, as compared to $132.4 million for the year ended December 31, 2022.

Adjusted gross profit for the HFS–South segment was $51.4 million for the year ended December 31, 2023, as compared to $54.6 million for the year ended December 31, 2022.

The increase in revenue of approximately $16.3 million was primarily attributable to an increase in customer demand and more communities in operation during the current period, including a new community acquired in January 2023 to support growth in the HFS–South segment. This increase in revenue was also driven by an increase in average daily rate.

The decrease in adjusted gross profit of approximately $3.2 million was primarily attributable to asset mobilization and integration costs associated with the new community acquired in January 2023, and partially driven by an increase in occupancy and customer activity as mentioned above, which drove more variable cost. This decrease was partially offset by an increase in average daily rate.

Comparison of the Years Ended December 31, 2022 and 2021

For discussion of the comparison of our operating results for the years ended December 31, 2022 and 2021, please read the "Comparison of Years Ended December 31, 2022 and 2021" section located in the Management Discussion & Analysis section in our Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 10, 2023 and is incorporated herein by reference.

Liquidity and Capital Resources

We depend on cash flow from operations, cash on hand and borrowings under our ABL Facility to finance our acquisition strategy, working capital needs, and capital expenditures. As of December 31, 2023, the ABL Facility had unused available borrowing capacity of $175 million. We currently believe that our cash on hand, along with these sources of funds will provide sufficient liquidity to fund debt service requirements, support our growth, acquisition, and diversification strategy discussed in Item 1, "Business" of this Annual Report on Form 10-K, lease obligations, contingent liabilities and working capital investments for at least the next 12 months. However, we cannot assure you that we will be able to obtain future debt or equity financings adequate for our future cash requirements on commercially reasonable terms or at all.

If our cash flows and capital resources are insufficient, we may be forced to reduce or delay additional acquisitions, future investments and capital expenditures, and seek additional capital. Significant delays in our ability to finance planned acquisitions or capital expenditures may materially and adversely affect our future revenue prospects.

We continue to review available acquisition opportunities with the awareness that any such acquisition may require us to incur additional debt to finance the acquisition and/or to issue shares of our Common Stock or other equity securities as acquisition consideration or as part of an overall financing plan. We will continue to evaluate alternatives to optimize our capital structure, which could include the issuance or repurchase of additional unsecured and secured debt, equity securities and/or equity-linked securities. There can be no assurance as to the timing of any such issuance or repurchase. From time to time, we may also seek to streamline our capital structure and improve our financial position through refinancing or restructuring our existing debt or retiring certain of our securities for cash or other consideration. For additional discussion of risks related to our liquidity and capital resources, refer to the section titled "*Risk Factors*" in Part I Item 1A of this Annual Report on Form 10-K.

Capital Requirements

During the year ended December 31, 2023, we incurred approximately $65.6 million in capital expenditures, which decreased by approximately $75.3 million compared to the year ended December 31, 2022 as the prior period included growth projects to increase community capacity, mainly in the Government segment, which was largely completed in the prior year. Our total annual 2023 capital spending, excluding acquired intangibles, was largely driven by growth capital expenditures in the HFS-South segment, with approximately $30.4 million driven by capital expenditures in the Government segment. In 2021, capital expenditures incurred increased from 2020. This increase was primarily driven by growth in the Government segment and maintenance capital expenditures that were delayed in 2020 to conserve cash. Although growth capital expenditures are largely discretionary, our long-lived specialty rental assets require a certain level of maintenance capital expenditures, which have ranged from approximately 0.4% to 4.0% of annual revenue between 2019 and 2023, with an average cost of approximately 2% of annual revenue. Maintenance capital expenditures for specialty rental assets amounted to approximately $14.2 million, $12.3 million, and $11.7 million for the years ended December 31, 2023, 2022 and 2021, respectively. As we pursue growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. However, future cash flows are subject to a number of variables, including the ability to maintain existing contracts, obtain new contracts and manage our operating expenses. The failure to achieve anticipated revenue and cash flows from operations could result in a reduction in future capital spending. We cannot assure you that operations and other needed capital will be available on acceptable terms or at all. In the event we make additional acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or seek additional capital. We cannot assure you that needed capital will be available on acceptable terms or at all.

The following table sets forth general information derived from our audited consolidated statements of cash flows:

($ in thousands)	For the Years Ended December 31,		
	2023	2022	2021
Net cash provided by operating activities	$ 156,801	$ 305,612	$ 104,599
Net cash used in investing activities	(68,180)	(140,228)	(35,915)
Net cash used in financing activities	(166,369)	(7,098)	(52,271)
Effect of exchange rate changes on cash and cash equivalents	4	(19)	14
Net increase (decrease) in cash and cash equivalents	$ (77,744)	$ 158,267	$ 16,427

Comparison of Years Ended December 31, 2023 and 2022

Cash flows provided by operating activities. Net cash provided by operating activities was $156.8 million for the year ended December 31, 2023 compared to $305.6 million for the year ended December 31, 2022. This decrease in net cash provided by operating activities relates primarily to a decrease in cash collection from customers of approximately $156.5 million led by the prior period including a significant $194 million upfront payment for expansion efforts related to the Expanded Humanitarian Contract, which did not recur in the current period, and an increase in cash paid for income taxes of approximately $1.1 million. These net operating cash flow decreases were partially offset by a decrease in interest payments of approximately $3.4 million driven by lower debt, an increase in interest received of approximately $2.5 million, and a net decrease in cash payments for operating expenses and payroll of approximately $3.2 million driven by a decrease in operating expenses from the Government segment as a result of lower occupancy, which drove lower variable operating expenses, partially offset by growth and recovery of the business as well as the cash payments for vested SAR awards made during the year ended December 31, 2023.

Cash flows used in investing activities. Net cash used in investing activities was $68.2 million for the year ended December 31, 2023 compared to $140.2 million for the year ended December 31, 2022. This decrease in net cash used in investing activities was primarily related to a decrease in growth capital expenditures in the Government segment compared to the prior period. The prior period included expansion related activities associated with the Expanded Humanitarian Contract that became effective on May 16, 2022 and drove a significant amount of capital expenditure spend,

which was largely incurred and paid by the end of the third quarter in 2022 as the Company received the upfront payment for the construction in August 2022. This decrease in net cash used in investing activities was partially offset by an increase in growth capital expenditures in the HFS–South segment with the largest single driver being the $18.6 million acquisition of community assets and related intangibles in January 2023, supporting continued customer demand. To a lesser extent, the net decrease in net cash used in investing activities was partially offset by a $5.0 million acquisition of community assets in April 2023 and $1.3 million worth of land acquisitions during 2023, supporting Government segment growth.

Cash flows used in financing activities. Net cash used in financing activities was $166.4 million for the year ended December 31, 2023 compared to $7.1 million for the year ended December 31, 2022. The increase in net cash used in financing activities was driven primarily by approximately $153.1 million of combined repayments related to the 2024 Senior Secured Notes on March 15, 2023 and November 21, 2023, whereas the prior period only included an elective $5.5 million repayment of the 2024 Senior Secured Notes. The current period had payment of deferred financing costs of approximately $5.2 million associated with the First Amendment and Third Amendment to the ABL Facility on February 1, 2023 and October 12, 2023, respectively, and the issuance of the 2025 Senior Secured Notes on November 1, 2023 in connection with the Notes Exchange Offer, whereas the prior period had no such payments. The increase in net cash used in financing activities was also driven by an increase in taxes paid related to net share settlement of equity awards of approximately $6.7 million, an increase in payment of accrued issuance costs from the warrant exchange that closed on December 22, 2022 of approximately $0.7 million, and increased principal payments on vehicle finance leases of approximately $0.4 million. These increases in net cash used in financing activities were partially offset by higher cash proceeds in the current period from the issuance of Common Stock from the exercise of warrants and options of approximately $1.3 million.

Comparison of the Years Ended December 31, 2022 and 2021

For discussion of the comparison of our operating results for the years ended December 31, 2022 and 2021, please read the "Comparison of Years Ended December 31, 2022 and 2021" section located in the Management Discussion & Analysis section in the our Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 10, 2023 and is incorporated herein by reference.

Indebtedness

The Company's finance lease and other financing obligations as of December 31, 2023 consisted of $2.4 million of finance leases. The finance leases pertain to leases entered into during 2019 through 2023, for commercial-use vehicles with 36-month terms (and continue on a month-to-month basis thereafter) expiring through 2026. Refer to Notes 1, 8, and 13 of the notes to our audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K for further discussion regarding finance leases.

The Company's finance lease and other financing obligations as of December 31, 2022, consisted of approximately $2.2 million of finance leases related to commercial-use vehicles with the same terms as described above.

ABL Facility

On March 15, 2019, as amended on February 1, 2023, August 10, 2023, and October 12, 2023, Topaz, Arrow Bidco, Target, Signor and each of their domestic subsidiaries entered into an ABL credit agreement that provides for a senior secured asset-based revolving credit facility in the aggregate principal amount of up to $175 million (the "ABL Facility") with a termination date of February 1, 2028, which termination date is subject to a springing maturity that will accelerate the maturity of the ABL Facility if any of the 2025 Senior Secured Notes remain outstanding on the date that is ninety-one days prior to the stated maturity date thereof. During the year ended December 31, 2021, the Company repaid a net amount of $48 million of borrowings under the ABL Facility from excess cash available, which reduced the outstanding balance to $0 as of December 31, 2021. During the year ended December 31, 2022, $70 million was drawn and $70 million was repaid on the ABL Facility resulting in an outstanding balance of $0 as of December 31, 2022. During the year ended December 31, 2023, no amounts were drawn or repaid on the ABL Facility resulting in an outstanding balance of $0 as of December 31, 2023. Refer to Note 8 of the notes to our audited consolidated financial statements located in Part II, Item 8 within this Annual Report on Form 10-K for additional information on the ABL Facility.

Senior Secured Notes

On March 15, 2019, Arrow Bidco issued $340 million in aggregate principal amount of 9.50% senior secured notes due March 15, 2024 (the "2024 Senior Secured Notes") under an indenture dated March 15, 2019 (the "2024 Notes Indenture"). The 2024 Notes Indenture was entered into by and among Arrow Bidco, the guarantors named therein (the "2024 Senior Secured Note Guarantors"), and Deutsche Bank Trust Company Americas, as trustee and as collateral agent. Interest was payable semi-annually on September 15 and March 15 and began September 15, 2019. During the year ended December 31, 2022, the Company made an elective repayment of approximately $5.5 million on the 2024 Senior Secured Notes, reducing the principal balance outstanding to $334.5 million from an original principal balance of $340 million. On March 15, 2023, Arrow Bidco redeemed $125 million in aggregate principal amount of the outstanding 2024 Senior Secured Notes. The redemption was accounted for as a partial extinguishment of debt. In connection with the Notes Exchange Offer, on November 1, 2023 (the "Notes Exchange Offer Settlement Date"), approximately $181.4 million of 2024 Senior Secured Notes were exchanged by Arrow Bidco and Arrow Bidco issued approximately $181.4 million in aggregate principal amount of the 2025 Senior Secured Notes pursuant to an indenture, dated November 1, 2023, by and among Arrow Bidco, the guarantors from time to time party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (the "2025 Senior Secured Notes Indenture"). Interest is payable semi-annually on March 15 and September 15 of each year, beginning March 15, 2024. Following this issuance and related transactions, approximately $28.1 million aggregate principal amount of 2024 Senior Secured Notes remained outstanding, which were subsequently redeemed on November 21, 2023 resulting in an outstanding balance of $0 as of December 31, 2023. Refer to Note 8 of the notes to our audited consolidated financial statements located in Part II, Item 8 within this Annual Report on Form 10-K for additional discussion of the 2024 Senior Secured Notes, the Notes Exchange Offer, and the 2025 Senior Secured Notes.

Cash requirements

We expect that our principal short-term (over the next 12 months) and long-term needs for cash relating to our operations will be to primarily fund (i) operating activities and working capital, (ii) maintenance capital expenditures for specialty rental assets, (iii) payments due under finance and operating leases, and (iv) debt service interest payments. We plan to fund such cash requirements from our existing sources of liquidity as previously discussed. The table below presents information on payments coming due under the most significant categories of our needs for cash (excluding operating cash flows pertaining to normal business operations, other than operating lease obligations) as of December 31, 2023 ($ in thousands):

	Total	2024	2025	2026	2027
Interest Payments[1]	$ 31,696	$ 17,067	$ 14,629	$ —	$ —
2025 Senior Secured Notes	181,446	—	181,446	—	—
Operating lease obligations, including imputed interest[2]	21,838	12,518	5,429	3,283	608
Total	$ 234,980	$ 29,585	$ 201,504	$ 3,283	$ 608

(1) We will incur and pay interest expense at 10.75% of the face value of $181.4 million annually, or $19.5 million in connection with our 2025 Senior Secured Notes due June 15, 2025. Over the remaining term of the 2025 Senior Secured Notes, interest payments total approximately $31.7 million, which includes any accrued interest due at the maturity date.

(2) Represents interest on operating lease obligations calculated using the appropriate discount rate for each lease as noted in Note 13 of the notes to our audited consolidated financial statements located in Part II, Item 8 within this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). A summary of our significant accounting policies is provided in Note 1 of the notes to our audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K. The

following section is a summary of certain aspects of those accounting policies involving estimates or assumptions that (1) involve a significant level of estimation uncertainty and (2) have had or are reasonably likely to have a material impact on our financial condition or results of operations. It is possible that the use of different reasonable estimates or assumptions could result in materially different amounts being reported in our consolidated final statements. While reviewing this section, refer to Note 1 of the notes to our audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K, including terms defined herein.

Revenue Recognition

For contracts that contain both a lease component and a services or non-lease component, the Company adopted an accounting policy to account for and present the lease component under ASC 842 and the non-lease component under ASC 606. With respect to ASC 842, when estimating a customer's lease term, the Company uses judgment in contemplating the significance of: any penalties a customer may incur should it choose not to exercise any existing options to extend the lease or exercise any existing options to terminate the lease; and economic incentives to the customer in the lease. Factors the Company considers in making this assessment include the uniqueness of the purpose or location of the property, the availability of a comparable replacement property, the relative importance or significance of the property to the continuation of the lessee's line of business and the existence of customer leasehold improvements or other assets whose value would be impaired by the customer vacating or discontinuing use of the leased property. With respect to ASC 606, when estimating the contract term where an extension option is present, the Company uses judgment in determining whether the extension option contains a material right under ASC 606. An over-estimate of the term of the lease by management could result in the write-off of any recorded assets associated with rental revenue and acceleration of depreciation and amortization expense associated with costs we incurred related to the lease. Additionally, an over or under-estimate of the contract term could result in revenue not being recognized in the proper period as well as revenue being under recognized, including for any significant advance payments for future services. The Company had no significant contracts with lease terms or contract terms determined to have been over or under-estimated during the reporting periods included herein.

Principles of Consolidation

Refer to Note 1 of the notes to our audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K for a discussion of principles of consolidation.

Recently Issued and Adopted Accounting Standards

Refer to Note 1 of the notes to our audited consolidated financial statements included in Part II, Item 8 within this Annual Report on Form 10-K for our assessment of recently issued and adopted accounting standards.

Non-GAAP Financial Measures

We have included Adjusted gross profit, EBITDA, Adjusted EBITDA, and Discretionary cash flows which are measurements not calculated in accordance with US GAAP, in the discussion of our financial results because they are key metrics used by management to assess financial performance. Our business is capital-intensive and these additional metrics allow management to further evaluate our operating performance.

Target Hospitality defines Adjusted gross profit, as gross profit plus depreciation of specialty rental assets, loss on impairment, and certain severance costs.

Target Hospitality defines EBITDA as net income (loss) before interest expense and loss on extinguishment of debt, income tax expense (benefit), depreciation of specialty rental assets, and other depreciation and amortization.

Adjusted EBITDA reflects the following further adjustments to EBITDA to exclude certain non-cash items and the effect of what management considers transactions or events not related to its core business operations:

- **Other expense, net:** Other expense, net includes miscellaneous cash receipts, gains and losses on disposals of property, plant, and equipment, COVID-19 related expenses, and other immaterial expenses and non-cash items.

- **Transaction expenses:** Target Hospitality incurred certain transaction costs during 2021, 2022 and 2023, including legal and professional fees, associated with the Proposal (previously defined in the Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 10, 2023 and is incorporated herein by reference) and Warrant restatement in 2021, legal, advisory and underwriter fees, associated with debt related transaction activity and other business development project related transaction activity in 2023 as well as other immaterial items in 2022.

- **Stock-based compensation:** Charges associated with stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy.

- **Change in fair value of warrant liabilities:** Non-cash change in estimated fair value of warrant liabilities.

- **Other adjustments:** System implementation costs, including primarily non-cash amortization of capitalized system implementation costs, claim settlement, business development, accounting standard implementation costs and certain severance costs.

We define Discretionary cash flows as cash flows from operations less maintenance capital expenditures for specialty rental assets.

EBITDA reflects net income (loss) excluding the impact of interest expense and loss on extinguishment of debt, provision for income taxes, depreciation, and amortization. We believe that EBITDA is a meaningful indicator of operating performance because we use it to measure our ability to service debt, fund capital expenditures, and expand our business. We also use EBITDA, as do analysts, lenders, investors, and others, to evaluate companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company's capital structure, debt levels, and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization expense, because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Target Hospitality also believes that Adjusted EBITDA is a meaningful indicator of operating performance. Our Adjusted EBITDA reflects adjustments to exclude the effects of additional items, including certain items, that are not reflective of the ongoing operating results of Target Hospitality. In addition, to derive Adjusted EBITDA, we exclude gains or losses on the sale and disposal of depreciable assets and impairment losses because including them in EBITDA is inconsistent with reporting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale and disposal of depreciable assets and impairment losses represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Target Hospitality also presents Discretionary cash flows because we believe it provides useful information regarding our business as more fully described below. Discretionary cash flows indicate the amount of cash available after maintenance capital expenditures for specialty rental assets for, among other things, investments in our existing business.

Adjusted gross profit, EBITDA, Adjusted EBITDA, and Discretionary cash flows are not measurements of Target Hospitality's financial performance under GAAP and should not be considered as alternatives to gross profit, net income

(loss) or other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as measures of Target Hospitality's liquidity. Adjusted gross profit, EBITDA, Adjusted EBITDA, and Discretionary cash flows should not be considered as discretionary cash available to Target Hospitality to reinvest in the growth of our business or as measures of cash that is available to it to meet our obligations. In addition, the measurement of Adjusted gross profit, EBITDA, Adjusted EBITDA, and Discretionary cash flows may not be comparable to similarly titled measures of other companies. Target Hospitality's management believe that Adjusted gross profit, EBITDA, Adjusted EBITDA, and Discretionary cash flows provide useful information to investors about Target Hospitality and its financial condition and results of operations for the following reasons: (i) they are among the measures used by Target Hospitality's management team to evaluate its operating performance; (ii) they are among the measures used by Target Hospitality's management team to make day-to-day operating decisions, (iii) they are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results across companies in Target Hospitality's industry.

The following table presents a reconciliation of Target Hospitality's consolidated gross profit to Adjusted gross profit:

($ in thousands)	For the Years Ended December 31,		
	2023	2022	2021
Gross Profit	$ 313,324	$ 247,128	$ 101,350
Depreciation of specialty rental assets	68,626	52,833	53,609
Adjusted gross profit	$ 381,950	$ 299,961	$ 154,959

The following table presents a reconciliation of Target Hospitality's consolidated net income (loss) to EBITDA and Adjusted EBITDA:

($ in thousands)	For the Years Ended December 31,		
	2023	2022	2021
Net income (loss)	$ 173,700	$ 73,939	$ (4,576)
Income tax expense	51,050	32,370	1,904
Interest expense, net	22,639	36,323	38,704
Loss on extinguishment of debt	2,279	-	-
Other depreciation and amortization	15,351	14,832	16,910
Depreciation of specialty rental assets	68,626	52,833	53,609
EBITDA	**333,645**	**210,297**	**106,551**
Adjustments			
Other expense, net	1,241	36	878
Transaction expenses	4,875	283	1,198
Stock-based compensation	11,174	19,121	5,082
Change in fair value of warrant liabilities	(9,062)	31,735	1,067
Other adjustments	2,344	3,242	4,400
Adjusted EBITDA	$ 344,217	$ 264,714	$ 119,176

The following table presents a reconciliation of Target Hospitality's Net cash provided by operating activities to Discretionary cash flows:

($ in thousands)	For the Years Ended December 31,					
	2023		**2022**		**2021**	
Net cash provided by operating activities	$	156,801	$	305,612	$	104,599
Less: Maintenance capital expenditures for specialty rental assets		(14,218)		(12,314)		(11,659)
Discretionary cash flows	$	142,583	$	293,298	$	92,940
Purchase of specialty rental assets		(60,808)		(120,287)		(35,488)
Purchase of property, plant and equipment		(3,066)		(20,556)		(427)
Acquired intangible assets		(4,547)		—		—
Proceeds from sale of specialty rental assets and other property, plant and equipment		241		615		—
Net cash used in investing activities	$	(68,180)	$	(140,228)	$	(35,915)
Principal payments on finance and finance lease obligations		(1,404)		(1,008)		(4,172)
Principal payments on borrowings from ABL		—		(70,000)		(76,000)
Proceeds from borrowings on ABL		—		70,000		28,000
Repayment of Senior Notes		(153,054)		(5,500)		—
Payment of issuance costs from warrant exchange		(1,504)		(774)		—
Proceeds from issuance of Common Stock from exercise of warrants		209		80		—
Proceeds from issuance of Common Stock from exercise of stock options		1,396		225		—
Payment of deferred financing costs		(5,194)		—		—
Taxes paid related to net share settlement of equity awards		(6,818)		(121)		(99)
Net cash used in financing activities	$	(166,369)	$	(7,098)	$	(52,271)

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our principal market risks are our exposure to interest rates and commodity risks.

Interest Rates

We are exposed to interest rate risk through our ABL Facility which is subject to the risk of higher interest charges associated with increases in interest rates. As of December 31, 2023, we had $0 of outstanding floating-rate obligations under our credit facilities. These floating-rate obligations expose us to the risk of increased interest expense in the event of increases in short-term interest rates. If floating interest rates increased by 100 basis points, our consolidated interest expense would not be impacted, however, based on our floating-rate debt obligations, which had no outstanding balances as December 31, 2023.

Commodity Risk

Commodity price fluctuations also indirectly influence our activities and results of operations over the long-term because they may affect production rates and investments by natural resource development companies in the development of commodity reserves.

We have limited direct exposure to risks associated with fluctuating commodity prices. However, both our profitability and our cash flows are affected by volatility in commodity prices. We do not currently hedge our exposure to commodity prices.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Target Hospitality Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Target Hospitality Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Determination of Expected Lease End Date for the Expanded Humanitarian Contract

Description of the Matter	As described in Note 2 to the consolidated financial statements, revenue recognized for the year ended December 31, 2023, included approximately $118.2 million of revenue from the amortization of the advanced payment associated with the Expanded Humanitarian Contract with the NP Partner. The advanced payment was amortized over the estimated term of the contract ending November 2023. The term ending November 2023 included an extension option that the Company concluded to be reasonably certain of exercise. Approximately $62.5 million of the $118.2 million of revenue was recognized

as services income under Topic 606, while approximately $55.7 million of the $118.2 million of revenue was recognized as specialty rental income under ASC 842. In May 2023, the NP Partner Expanded Humanitarian Contract was modified to include an additional extension option, through May 2024. The Company concluded the additional lease extension was not reasonably certain of exercise and continued to recognize the advance payment as revenue over the term ending November 2023.

Auditing management's determination of the expected lease end date was complex due to the judgmental nature of assumptions used by management in assessing whether the NP Partner was reasonably certain to exercise the May 2023 extension option, including judgment in contemplating the significance of any penalties the NP Partner may have incurred should it have chosen not to exercise the extension option. Auditing this assessment required a higher degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence relating to the determination of the expected lease end date.

How We Addressed the Matter in Our Audit

To test management's determination of the expected lease end date we performed audit procedures that included, among others, evaluating the reasonableness of significant judgments utilized by management in determining whether the NP Partner was reasonably certain to exercise the May 2023 extension option. For example, we evaluated whether the unamortized portion of the advanced payment represented a penalty to the NP Partner should it have chosen not to exercise the May 2023 extension option, and whether that penalty affected the conclusion regarding whether the NP Partner was reasonably certain to exercise the extension option.

/s/ *Ernst & Young LLP*

We have served as the Company's auditor since 2018.
Houston, Texas
March 13, 2024

Item 8. Financial Statements and Supplementary Data

Target Hospitality Corp.
Consolidated Balance Sheets
($ in thousands)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 103,929	$ 181,673
Accounts receivable, less allowance for credit losses of $550 and $4, respectively	67,092	42,153
Prepaid expenses and other assets	9,479	12,553
Total current assets	180,500	236,379
Specialty rental assets, net	349,064	357,129
Other property, plant and equipment, net	34,631	31,898
Operating lease right-of-use assets, net	19,698	27,298
Goodwill	41,038	41,038
Other intangible assets, net	66,282	75,182
Deferred financing costs revolver, net	2,479	896
Other non-current assets	661	1,907
Total assets	$ 694,353	$ 771,727
Liabilities		
Current liabilities:		
Accounts payable	$ 20,926	$ 17,563
Accrued liabilities	33,652	39,642
Deferred revenue and customer deposits	1,794	120,040
Current portion of operating lease obligations	11,914	12,516
Current portion of finance lease and other financing obligations (Note 8)	1,369	1,135
Current warrant liabilities	675	—
Total current liabilities	70,330	190,896
Other liabilities:		
Long-term debt (Note 8):		
Principal amount	181,446	334,500
Less: unamortized original issue discount	(2,619)	(971)
Less: unamortized term loan deferred financing costs	(734)	(4,681)
Long-term debt, net	178,093	328,848
Long-term finance lease and other financing obligations	1,024	1,088
Long-term operating lease obligations	8,426	11,104
Other non-current liabilities	—	6,309
Deferred revenue and customer deposits	3,675	5,479
Deferred tax liability	53,074	15,172
Asset retirement obligations	2,424	2,247
Warrant liabilities	—	9,737
Total liabilities	317,046	570,880
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common Stock, $0.0001 par, 400,000,000 authorized, 111,091,266 issued and 101,660,601 outstanding as of December 31, 2023 and 109,747,366 issued and 100,316,701 outstanding as of December 31, 2022.	10	10
Common Stock in treasury at cost, 9,430,665 shares as of December 31, 2023 and as of December 31, 2022.	(23,559)	(23,559)
Additional paid-in-capital	142,379	139,287
Accumulated other comprehensive loss	(2,638)	(2,574)
Accumulated earnings	261,115	87,683
Total stockholders' equity	377,307	200,847
Total liabilities and stockholders' equity	$ 694,353	$ 771,727

See accompanying notes which are an integral part of these consolidated financial statements.

Target Hospitality Corp.
Consolidated Statements of Comprehensive Income (Loss)
($ in thousands, except per share amounts)

		For the Years Ended December 31,				
		2023		2022		2021
Revenue:						
Services income	$	365,627	$	333,702	$	203,134
Specialty rental income		197,981		168,283		76,909
Construction fee income		-		-		11,294
Total revenue		563,608		501,985		291,337
Costs:						
Services		151,574		174,200		120,192
Specialty rental		30,084		27,824		16,186
Depreciation of specialty rental assets		68,626		52,833		53,609
Gross profit		313,324		247,128		101,350
Selling, general and administrative		56,126		57,893		46,461
Other depreciation and amortization		15,351		14,832		16,910
Other expense, net		1,241		36		880
Operating income		240,606		174,367		37,099
Loss on extinguishment of debt		2,279		-		-
Interest expense, net		22,639		36,323		38,704
Change in fair value of warrant liabilities		(9,062)		31,735		1,067
Income (loss) before income tax		224,750		106,309		(2,672)
Income tax expense		51,050		32,370		1,904
Net income (loss)		173,700		73,939		(4,576)
Change in fair value of warrant liabilities		(9,062)		-		-
Net income (loss) attributable to common stockholders—diluted		164,638		73,939		(4,576)
Other comprehensive income (loss)						
Foreign currency translation		(64)		(112)		(28)
Comprehensive income (loss)		173,636		73,827		(4,604)
Weighted average number shares outstanding—basic		101,350,910		97,213,166		96,611,022
Weighted average number shares outstanding—diluted		105,319,405		100,057,748		96,611,022
Net income (loss) per share—basic	$	1.71	$	0.76	$	(0.05)
Net income (loss) per share—diluted	$	1.56	$	0.74	$	(0.05)

See accompanying notes which are an integral part of these consolidated financial statements.

Target Hospitality Corp.
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2023, 2022 and 2021
($ in thousands)

	Common Stock		Common Stock in Treasury		Additional Paid In Capital	Accumulated Other Comprehensive Loss	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances at December 31, 2020	101,170,915	$ 10	4,414,767	$ (23,559)	$ 106,551	$ (2,434)	$ 18,320	$ 98,888
Net loss	—	—	—	—	—	—	(4,576)	(4,576)
Stock-based compensation, net	781,768	—	—	—	3,086	—	—	3,086
Tax withholdings related to net share settlement of equity awards	—	—	—	—	(99)	—	—	(99)
Cumulative translation adjustment	—	—	—	—	—	(28)	—	(28)
Balances at December 31, 2021	101,952,683	10	4,414,767	(23,559)	109,538	(2,462)	13,744	97,271
Net income	—	—	—	—	—	—	73,939	73,939
Stock-based compensation, net	320,607	—	—	—	8,245	—	—	8,245
Tax withholdings related to net share settlement of equity awards	—	—	—	—	(121)	—	—	(121)
Cancelled common stock	(5,015,898)	—	5,015,898	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	(112)	—	(112)
Common Stock issued in warrant exchange	2,996,201	—	—	—	21,320	—	—	21,320
Issuance of Common Stock from exercise of warrants	7,101	—	—	—	80	—	—	80
Issuance of Common Stock from exercise of stock options	56,007	—	—	—	225	—	—	225
Balances at December 31, 2022	100,316,701	10	9,430,665	(23,559)	139,287	(2,574)	87,683	200,847
Adoption of ASC 326 (Note 1)	—	—	—	—	—	—	(268)	(268)
Balances at January 1, 2023	100,316,701	10	9,430,665	(23,559)	139,287	(2,574)	87,415	200,579
Net income	—	—	—	—	—	—	173,700	173,700
Stock-based compensation, net	870,917	—	—	—	8,305	—	—	8,305
Tax withholdings related to net share settlement of equity awards	—	—	—	—	(6,818)	—	—	(6,818)
Cumulative translation adjustment	—	—	—	—	—	(64)	—	(64)
Issuance of Common Stock from exercise of warrants	17,369	—	—	—	209	—	—	209
Issuance of Common Stock from exercise of stock options	455,614	—	—	—	1,396	—	—	1,396
Balances at December 31, 2023	101,660,601	$ 10	9,430,665	$ (23,559)	$ 142,379	$ (2,638)	$ 261,115	$ 377,307

See accompanying notes which are an integral part of these consolidated financial statements.

Target Hospitality Corp.
Consolidated Statements of Cash Flows
($ in thousands)

	For the Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income (loss)	$ 173,700	$ 73,939	$ (4,576)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	70,530	54,363	55,883
Amortization of intangible assets	13,447	13,302	14,636
Noncash operating lease expense	17,797	10,782	—
Accretion of asset retirement obligation	177	168	(204)
Amortization of deferred financing costs	2,881	4,689	4,338
Amortization of original issue discount	750	711	638
Change in fair value of warrant liabilities	(9,062)	31,735	1,067
Stock-based compensation expense	11,174	19,242	5,084
(Gain) loss on sale of specialty rental assets and other property, plant and equipment	137	(101)	383
Loss on extinguishment of debt	2,279	—	—
Deferred income taxes	37,902	29,882	469
Provision for credit losses on receivables, net of recoveries	544	407	1,630
Changes in operating assets and liabilities			
Accounts receivable	(25,800)	(13,692)	(2,228)
Related party receivable	—	—	1,224
Prepaid expenses and other assets	3,083	(10,120)	(1,156)
Accounts payable and other accrued liabilities	(10,394)	6,371	9,926
Deferred revenue and customer deposits	(120,050)	91,108	16,040
Operating lease obligation	(13,477)	(8,617)	—
Other non-current assets and liabilities	1,183	1,443	1,445
Net cash provided by operating activities	156,801	305,612	104,599
Cash flows from investing activities:			
Purchase of specialty rental assets	(60,808)	(120,287)	(35,488)
Purchase of property, plant and equipment	(3,066)	(20,556)	(427)
Acquired intangible assets	(4,547)	—	—
Proceeds from the sale of specialty rental assets and other property, plant and equipment	241	615	—
Net cash used in investing activities	(68,180)	(140,228)	(35,915)
Cash flows from financing activities:			
Principal payments on finance and finance lease obligations	(1,404)	(1,008)	(4,172)
Principal payments on borrowings from ABL	—	(70,000)	(76,000)
Proceeds from borrowings on ABL	—	70,000	28,000
Repayment of Senior Notes	(153,054)	(5,500)	—
Payment of issuance costs from warrant exchange	(1,504)	(774)	—
Proceeds from issuance of Common Stock from exercise of warrants	209	80	—
Proceeds from issuance of Common Stock from exercise of options	1,396	225	—
Payment of deferred financing costs	(5,194)	—	—
Taxes paid related to net share settlement of equity awards	(6,818)	(121)	(99)
Net cash used in financing activities	(166,369)	(7,098)	(52,271)
Effect of exchange rate changes on cash and cash equivalents	4	(19)	14
Net increase (decrease) in cash and cash equivalents	(77,744)	158,267	16,427
Cash and cash equivalents—beginning of year	181,673	23,406	6,979
Cash and cash equivalents—end of year	$ 103,929	$ 181,673	$ 23,406
Supplemental Cash Flow Information:			
Cash paid for interest, net of amounts capitalized	$ 29,273	$ 32,653	$ 33,766
Income taxes paid, net of refunds received	$ 5,973	$ 4,865	$ 765
Decrease in accrued capital expenditures	$ —	$ 1,864	$ 862
Decrease in accrual of issuance costs from warrant exchange	$ 1,504	$ —	$ —
Operating lease liabilities arising from obtaining operating lease assets	$ (10,197)	$ (32,501)	$ —
Non-cash investing and financing activity:			
Non-cash capital contribution—warrant liabilities from warrant exchange	$ —	$ 23,598	$ —
Non-cash change in accrued issuance costs from warrant exchange	$ —	$ (1,504)	$ —
Non-cash change in accrued capital expenditures	$ (129)	$ —	$ —
Non-cash change in finance lease obligations	$ (1,632)	$ (1,881)	$ (1,780)

See accompanying notes which are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(Amounts in Thousands, Unless Stated Otherwise)

1. Organization and Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Organization and Nature of Operations

Target Hospitality Corp. ("Target Hospitality" and, together with its subsidiaries, the "Company") was formed on March 15, 2019 and is one of North America's largest providers of vertically integrated specialty rental and value-added hospitality services. The Company provides vertically integrated specialty rental and comprehensive hospitality services including: catering and food services, maintenance, housekeeping, grounds-keeping, security, health and recreation services, overall workforce community management, and laundry service. Target Hospitality serves clients in natural resources development and government sectors principally located in the West Texas, South Texas, New Mexico, and Midwest regions.

The Company, whose securities are listed on the Nasdaq Capital Market, together with its wholly owned subsidiaries, Topaz Holdings LLC, a Delaware limited liability company ("Topaz"), and Arrow Bidco, LLC, a Delaware limited liability company ("Arrow Bidco"), serve as the holding companies for the businesses of Target Logistics Management, LLC and its subsidiaries ("Target" or "TLM") and RL Signor Holdings, LLC ("Signor"). TDR Capital LLP ("TDR Capital" or "TDR") indirectly owns approximately 64% of Target Hospitality and the remaining ownership is broken out among the founders of the Company's legal predecessor, Platinum Eagle Acquisition Corp. ("Platinum Eagle" or "PEAC"), investors who purchased the shares of Platinum Eagle in a private placement transaction, and other public shareholders.

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. If the underlying estimates and assumptions upon which the financial statements are based change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries that it controls due to ownership of a majority voting interest. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company. All intercompany balances and transactions are eliminated.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Receivables and Allowances for Credit Losses

Receivables primarily consist of amounts due from customers from the delivery of specialty rental services. The trade accounts receivable is recorded net of an allowance for credit losses. The allowance for credit losses is based upon the amount of losses expected to be incurred in the collection of these accounts pursuant to the guidance outlined in ASU 2016-13, *Financial Instruments—Credit Losses (ASU 2016-13, Topic 326, or ASC 326)*, which the Company adopted effective January 1, 2023 as further discussed in the "Recently Adopted Accounting Standards" section of this Note. The estimated losses are calculated using the loss rate method based upon a review of outstanding receivables, including specific accounts, related aging, and on historical collection experience. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. Our estimate could require a change based on changing circumstances, including changes in the economy or in the circumstances of individual customers. In addition, specific accounts are written off against the allowance when management determines the account is uncollectible. Activity in the allowance for credit losses was as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
Balances at Beginning of Year	$ 4	$ 43	$ 2,977
Adoption of ASC 326	268	-	-
Provision for credit losses	599	1,052	1,877
Recoveries	(55)	(645)	(247)
Write-offs	(266)	(446)	(4,564)
Balances at End of Year	$ 550	$ 4	$ 43

Provision for credit losses, net of recoveries for the period are included within selling, general and administrative expenses in the accompanying consolidated statements of comprehensive income (loss).

Prepaid Expenses and Other Assets

Prepaid expenses of approximately $5.5 million and $8.6 million at December 31, 2023 and 2022, respectively, primarily consist of insurance, taxes, rent, deposits and permits. Prepaid insurance, rent, and permits are amortized over the related term of the respective agreements. Prepaid taxes are recognized as expense over the related future tax period. Other assets of approximately $4 million and $3.9 million at December 31, 2023 and 2022, respectively, primarily consist of $1.9 million and $1.9 million of deposits as of December 31, 2023 and 2022, respectively, and $2.1 million and $2.0 million of hospitality inventory as of December 31, 2023 and 2022, respectively. Inventory, primarily consisting of food and beverages, is accounted for by the first-in, first-out method and is stated at the lower of cost and net realizable value.

Concentrations of Credit Risk

In the normal course of business, the Company grants credit to its customers based on credit evaluations of their financial condition and generally requires no collateral or other security. Major customers are defined as those individually comprising more than 10.0% of the Company's revenues or accounts receivable. For the year ended December 31, 2023, the Company had one customer who accounted for 62% of revenues. The largest customer accounted for 45% of accounts receivable, while no other customer accounted for more than 10% of the accounts receivable balance as of December 31, 2023.

For the year ended December 31, 2022, the Company had two customers representing 60.6% and 11.1% of total revenues, respectively. The largest customers accounted for 12% and 11% of accounts receivable, respectively, at December 31, 2022.

For the year ended December 31, 2021, the Company had two customers representing 34.7% and 18.9% of total revenues, respectively.

Major suppliers are defined as those individually comprising more than 10.0% of the annual goods purchased. For the years ended December 31, 2023, 2022 and 2021, the Company had one major supplier representing 16.8%, 13.4%, and 15.3% of goods purchased, respectively.

We provide services almost entirely to customers in the government and natural resource development sectors and as such, are almost entirely dependent upon the continued activity of such customers.

Interest Capitalization

Interest costs for the construction of certain long-term assets are capitalized by applying the weighted average interest rate applicable to the borrowings of the Company to the average amount of accumulated expenditures outstanding during the construction period. Such capitalized interest costs are depreciated over the related assets' estimated useful lives.

Specialty Rental Assets

Specialty rental assets (units, site work and furniture and fixtures comprising lodges) are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Costs of improvements and betterments to units are capitalized when such costs extend the useful life of the unit or increase the rental value of the unit. Costs incurred for units to meet a particular customer specification are capitalized and depreciated over the lease term. Maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives and considering the residual value of those assets. The estimated useful life of modular units is 15 years. The estimated useful life of site work (above ground and below ground infrastructure) is 5 years. The estimated useful life of furniture and fixtures is 7 years. Assets leased under finance leases are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Depreciation methods, useful lives and residual values are adjusted prospectively, if a revision is determined to be appropriate.

Other Property, Plant, and Equipment

Other property, plant, and equipment is stated at cost, net of accumulated depreciation and impairment losses. Assets leased under finance leases are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated. Maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives, as follows:

Buildings	5-15 years
Machinery and office equipment	3-5 years
Furniture and fixtures	7 years
Software	3 years

Depreciation methods, useful lives and residual values are reviewed and adjusted prospectively, if appropriate.

Business Combinations

Business combinations are accounted for using the acquisition method. Consideration transferred for acquisitions is measured at fair value at the acquisition date and includes assets transferred, liabilities assumed and equity issued. Acquisition costs incurred are expensed and included in selling, general and administrative expenses. When the Company acquires a business, the financial assets and liabilities assumed are assessed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date.

Any contingent consideration transferred by the acquirer is recognized at fair value at the acquisition date. Any subsequent changes to the fair value of contingent consideration are recognized in profit or loss. If the contingent consideration is classified as equity, it is not re-measured and subsequent settlement is accounted for within equity.

Goodwill

The Company evaluates goodwill for impairment at least annually at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the Company's reporting units that are expected to benefit from the combination. The Company evaluates changes in its reporting structure to assess whether that change impacts the composition of one or more of its reporting units. If the composition of the Company's reporting units' changes, goodwill is reassigned between reporting units using the relative fair value allocation approach.

The Company performs the annual impairment test of goodwill at October 1. In addition, the Company performs impairment tests during any reporting period in which events or changes in circumstances indicate that impairment may have occurred. To test goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, the Company then performs a quantitative impairment test. Otherwise, the quantitative impairment test is not required. Under the quantitative impairment test, the Company would compare the estimated fair value of each reporting unit to its carrying value.

In assessing the fair value of the reporting units, the Company considers the market approach, the income approach, or a combination of both. Under the market approach, the fair value of the reporting unit is based on quoted market prices of companies comparable to the reporting unit being valued. Under the income approach, the fair value of the reporting unit is based on the present value of estimated cash flows. The income approach is dependent on several significant management assumptions, including estimated future revenue growth rates, gross margin on sales, operating margins, capital expenditures, tax rates and discount rates.

If the carrying amount of the reporting unit exceeds the calculated fair value, a loss on impairment is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Additionally, the Company considers the income tax effect from any tax-deductible goodwill on the carrying amount of the reporting unit, if applicable, when measuring the goodwill impairment charge.

Intangible Assets Other Than Goodwill

Intangible assets that are acquired by the Company and determined to have an indefinite useful life are not amortized, but are tested for impairment at least annually. The Company's indefinite-lived intangible assets consist of trade names. The Company calculates fair value by comparing a relief-from-royalty method to the carrying amount of the indefinite-lived intangible asset. This method is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. A loss on impairment would be recorded to the extent the carrying value of the indefinite-lived intangible asset exceeds the fair value.

Other intangible assets that have finite useful lives are measured at cost less accumulated amortization and impairment losses, if any. Subsequent expenditures for intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets. The Company has customer relationship assets with lives ranging from 5 to 9 years. Amortization of intangible assets is included in other depreciation and amortization on the consolidated statements of comprehensive income (loss).

Impairment of Long-Lived and Amortizable Intangible Assets

Fixed assets including rental equipment and other property, plant and equipment and amortizable intangible assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted cash flows, without interest charges, expected to be generated by the asset group. If future undiscounted cash flows, without interest charges, exceed the carrying amount of an asset, no impairment is recognized. If management determines that the carrying value cannot be recovered based on estimated future undiscounted cash flows, without interest charges, over the shorter of the asset's estimated useful life or the expected holding period, an impairment loss would be recorded based on the estimated fair value of the asset.

Assets Held for Sale

Management considers an asset to be held for sale when management approves and commits to a formal plan to actively market the asset for sale and it is probable that the sale will be completed within twelve months. A sale may be considered probable when a signed sales contract and significant non-refundable deposit or contract break-up fee exist. Upon designation as held for sale, management records the carrying value of the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and management stops recording depreciation expense. As of December 31, 2023, no assets were considered held for sale.

Other Non-Current Assets

Other non-current assets primarily consist of capitalized software implementation costs for the implementation of cloud computing systems primarily during 2020 and 2019. The Company capitalizes expenditures related to the implementation of cloud computing software as incurred during the application development stage. Such capitalized costs are amortized to selling, general, and administrative expenses over the term of the cloud computing hosting arrangement, including reasonably certain renewals, beginning when the module or component of the hosting arrangement is ready for its intended use.

Deferred Financing Costs Revolver, net

Deferred financing costs revolver are associated with the issuance of the ABL Facility discussed in Note 8. Such costs are amortized over the contractual term of the line-of-credit through initial maturity using the straight-line method. Amortization expense of deferred financing costs revolver is included in interest expense, net in the consolidated statement of comprehensive income (loss).

Term Loan Deferred Financing Costs

Term loan deferred financing costs are associated with the issuances of the 2024 Senior Secured Notes and the 2025 Senior Secured Notes discussed in Note 8. The Company presents unamortized deferred financing costs as a direct deduction from the principal amount of the 2024 Senior Secured Notes and the 2025 Senior Secured Notes on the consolidated balance sheets. Such costs are deferred and amortized over the term of the debt based on the effective interest rate method.

Original Issuance Discounts

Debt original discounts are associated with the issuances of the 2024 Senior Secured Notes and the 2025 Senior Secured Notes discussed in Note 8 and are recorded as direct deductions to the principal amount of the 2024 Senior Secured Notes and the 2025 Senior Secured Notes on the consolidated balance sheets. Debt discounts are deferred and amortized over the term of the debt based on the effective interest rate method.

Finance and Operating Leases

The Company determines if a contract is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Expense for these short-term leases is recognized on a straight-line basis over the lease

term. For leases with an initial term greater than 12 months, the Company records a right-of-use ("ROU") asset and a corresponding lease obligation. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease obligations represent the Company's obligation to make fixed lease payments as stipulated by the lease. The Company has elected the lessee practical expedient to make an accounting policy election by class of underlying asset to not separate non-lease components from lease components and instead to account for each separate lease component and non-lease components associated with that lease component as a single lease component. As a lessee in a lease contract, the Company recognizes a ROU asset and a lease liability on the consolidated balance sheet. The Company is a lessee in a variety of lease contracts, such as land, building, real estate, modular units, equipment and vehicle leases.

The Company classifies its leases as either an operating lease or a finance lease based on the principle of whether or not the lease is effectively a financed purchase of the leased asset. For operating leases, the Company recognizes lease expense on a straight-line basis over the term of the lease. For finance leases, the Company recognizes lease expense using the effective interest method, which results in the interest component of each lease payment being recognized as interest expense and the lease right-of-use asset being amortized into other depreciation and amortization expense in the accompanying consolidated statement of comprehensive income (loss) using the straight-line method over the term of the lease. Operating lease obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate ("IBR") based on information available at the commencement date in determining the present value of lease payments over the lease term. The IBR is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company determined its IBR for each lease by using the IBR in effect as of the start of the quarter of the lease commencement date. In order to estimate the Company's IBR, the Company first looks to its own unsecured debt offerings, and adjusts the rate for both length of term and secured borrowing using available market data as well as consultations with leading national financial institutions that are active in the issuance of both secured and unsecured notes.

Operating ROU assets are recognized at the lease commencement date, and include the amount of the initial operating lease obligation, any lease payments made at or before the commencement date, excluding any lease incentives received, and any initial direct costs incurred. For leases that have extension options that the Company can exercise at its discretion, management uses judgment to determine if it is reasonably certain that the Company will in fact exercise such option. If the extension option is reasonably certain to occur, the Company includes the extended term's lease payments in the calculation of the respective lease liability. Certain lease contracts may include an option to purchase the leased property, which is at the Company's sole discretion. None of the Company's leases contain any material residual value guarantees or material restrictive covenants. The Company reviews its right-of-use assets for indicators of impairment. If such assets are considered to be impaired, the related assets are adjusted to their estimated fair value and an impairment loss is recognized. The impairment loss recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Based on the Company's review, no operating or finance lease ROU assets were impaired during 2022 or 2023.

The Company's leases include a base lease payment, which is recognized as lease expense on a straight-line basis over the lease term. In addition, certain of the Company's leases may include an additional lease payment for items such as common area maintenance, real estate taxes, utilities, operating expenses, insurance, personal property expense, or other related charges all of which are recognized as variable lease expense, when incurred, in the consolidated statement of comprehensive income (loss). The variable lease expense incurred by the Company was not based on an index or rate.

Lessor Perspective: For lease agreements in which the Company is the lessor, the Company analyzed the lease and non-lease components of its lease agreements and determined that the timing and pattern of transfer for both components are the same. In addition, the leases will continue to qualify as operating leases and the Company will account for and present the lease component under ASC 842 and the non-lease component under ASC 606. Refer to Note 2 for the breakout of revenue under each standard.

Refer to Notes 13 and 14 for additional lease disclosures.

Asset Retirement Obligations

The Company recognizes asset retirement obligations ("AROs") related to legal obligations associated with the operation of the Company's specialty rental assets. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred and accreted over time for the change in present value over the expected timing of settlement. Changes in the expected timing or amount of settlement are recognized in the period of change as an increase or decrease in the carrying amount of the ARO and related asset retirement costs with decreases in excess of the carrying value of the related asset retirement cost being recognized in the consolidated statement of comprehensive income (loss). The Company capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these costs over the remaining useful life. The carrying amount of AROs included in the consolidated balance sheets were $2.4 million and $2.2 million as of December 31, 2023 and 2022, respectively, which represents the present value of the estimated future cost of these AROs of approximately $2.7 million. Accretion expense of approximately $0.2 million, $0.2 million, and ($0.2) million was recognized in specialty rental costs in the accompanying consolidated statements of comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021, respectively.

Foreign Currency Transactions and Translation

The Company's reporting currency is the US Dollar (USD). Exchange rate adjustments resulting from foreign currency transactions are recognized in profit or loss, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive loss, a component of equity.

The assets and liabilities of subsidiaries whose functional currency is different from the USD are translated into USD at exchange rates at the reporting date and revenue and expenses are translated using average exchange rates for the respective period.

Foreign exchange gains and losses arising from a receivable or payable to a consolidated Company entity, the settlement of which is neither planned nor anticipated in the foreseeable future, are considered to form part of a net investment in the Company entity and are included within accumulated other comprehensive loss.

Revenue Recognition

The Company derives revenue from specialty rental and hospitality services, specifically lodging and related ancillary services. Revenue is recognized in the period in which lodging and services are provided pursuant to the terms of contractual relationships with the customers. Certain arrangements contain a lease of lodging facilities to customers. The leases are accounted for as operating leases under the authoritative guidance for leases ("ASC 842") and are recognized as income is earned over the term of the lease agreement.

Upon lease commencement, the Company evaluates leases to determine if they meet criteria set forth in lease accounting guidance for classification as sales-type leases or direct financing leases; if a lease meets none of these criteria, the Company classifies the lease as an operating lease. As previously mentioned, the arrangements that contain a lease of the Company's lodging facilities are accounted for as operating leases, whereby the underlying asset remains on our balance sheet and is depreciated consistently with other owned assets, with income recognized as it is earned over the term of the lease agreement. For contracts that contain both a lease component and a services or non-lease component, the Company has adopted an accounting policy to account for and present the lease component under ASC 842 and the non-lease component under the authoritative guidance for revenue recognition ("ASC 606" or "Topic 606"). Refer to Note 2 for the breakout of revenue under each standard. The Company recognizes minimum rents on operating leases over the term of the customer operating lease. A lease term commences when: (1) the customer has control of the leased space (legal right to use the property); and (2) the Company has delivered the premises to the customer as required under the terms of the lease. The term of a lease includes the noncancellable periods of the lease along with periods covered by: (1) a customer option to extend the lease if the customer is reasonably certain to exercise that option; (2) a customer option to terminate the lease if the customer is reasonably certain not to exercise that option; and (3) an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the Company as the lessor. When assessing the expected lease end date, judgment is required in contemplating the significance of: any penalties a customer may incur should it choose not to exercise any existing options to extend the lease or exercise any existing options to terminate the lease; and economic

incentives for the customer in the lease. Furthermore, when assessing the expected end date of a contract under ASC 606 with an extension option, judgment is required to determine whether the option contains a material right.

Because performance obligations related to specialty rental and hospitality services are satisfied over time, the majority of our revenue is recognized evenly over the contractual term of the arrangement, based on a contractual fixed minimum amount and defined period of performance. Some of our revenue is recognized on a daily basis, for each night a customer stays, at a contractual day rate. Our customers typically contract for accommodation services under committed contracts with terms that most often range from several months to multiple years. Our payment terms vary by type and location of our customer and the service offered. The time between invoicing and when payment is due is not significant.

When lodging and services are billed and collected in advance, recognition of revenue is deferred until services are rendered.

Cost of services includes labor, food, utilities, supplies, leasing and other direct costs associated with operating the lodging units as well as repair and maintenance expenses. Cost of rental includes leasing costs, utilities, and other direct costs of maintaining the lodging units. Costs associated with contracts include sales commissions which are expensed as incurred and reflected in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss).

Additionally, the Company collects sales, use, occupancy and similar taxes, which the Company presents on a net basis (excluded from revenues) in the consolidated statements of comprehensive income (loss).

Fair Value Measurements

A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs are prioritized into three levels that may be used to measure fair value:

Level 1: Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2: Inputs that reflect quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date.

Income Taxes

The Company's operations are subject to U.S. federal, state and local, and foreign income taxes. The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that it is more likely than not that these assets will be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. When a valuation allowance is established or there is an increase in an allowance in a reporting period, tax expense is generally recorded in the Company's consolidated statements of comprehensive income (loss).

In accordance with applicable authoritative guidance, the Company accounts for uncertain income tax positions using a benefit recognition model with a two-step approach; a more-likely-than-not recognition criterion; and a measurement approach that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. If it is not more-likely-than-not that the benefit of the tax position will be sustained on its technical merits, no benefit is recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. The Company classifies interest and penalties related to uncertain tax positions within income tax expense.

Warrant Liabilities

We evaluated the warrants issued by Platinum Eagle, our legal predecessor, to purchase its common stock in a private placement concurrently with its initial public offering (the "Private Warrants") under ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*, and concluded that they do not meet the criteria to be classified in stockholders' equity. Specifically, the provisions in the Private Warrant agreement provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such a provision would preclude the warrant from being classified in equity. Since the Private Warrants meet the definition of a derivative under ASC 815, we recorded these Private Warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statements of comprehensive income (loss) at each reporting date. The fair value adjustments were determined by using a Black-Scholes option-pricing model based on inputs less observable in the marketplace as described in Note 11. The Private Warrants are deemed equity instruments for income tax purposes, and accordingly, there is no tax accounting related to changes in the fair value of the Private Warrants recognized.

Stock-Based Compensation

The Company sponsors an equity incentive plan, the Target Hospitality Corp. 2019 Incentive Award Plan, as amended (the "Plan"), in which certain employees and non-employee directors participate. The Plan is administered by the compensation committee of the board of directors of the Company (the "Compensation Committee"). The Company measures the cost of services received in exchange for an award of equity instruments (typically restricted stock unit awards ("RSUs"), performance stock unit awards ("PSUs") and stock options) based on the grant-date fair value of the awards issued under the Plan that are equity classified. The fair value of the stock options is calculated using the Black-Scholes option-pricing model and the fair value of the PSUs that are based on market conditions ("Market-Based PSUs") are calculated using a Monte Carlo simulation while the fair value of the RSUs and performance-based PSUs not based on market conditions ("Performance-Based PSUs") are calculated based on the Company's share price on the grant-date and the assessment of the probability of achieving defined performance measures for Performance-Based PSUs. The resulting compensation expense is recognized over the period during which an employee or non-employee director is required to provide service in exchange for the awards, usually the vesting period. Similarly, for time-based awards subject to graded vesting, compensation expense is recognized on a straight-line basis over the service period. For Market-Based PSUs, the probability of satisfying a market condition is considered in the estimation of the grant-date fair value for Market-Based PSUs and the compensation cost is not reversed if the market condition is not achieved, provided the requisite service has been provided. Forfeitures are accounted for as they occur. The Plan also includes Stock Appreciation Rights awards ("SARs") issued to certain of the Company's executive officers and other employees. Each SAR represents a contingent right to receive, upon vesting, payment in cash or the Company's Common Stock, as determined by the compensation committee, in an amount equal to the difference between (a) the fair market value of a Common Share on the date of exercise, over (b) the grant date price. Under the authoritative guidance for stock-based compensation, these SARs are considered liability-based awards that are included in accrued liabilities and other non-current liabilities in the consolidated balance sheets at fair value and are remeasured at fair value each reporting period until the date of settlement using the Black-Scholes option pricing model. Changes in the estimated fair value of the SARs along with the resulting cost is recognized as increases or decreases in stock-based compensation expense in the accompanying consolidated statements of comprehensive income (loss) each reporting period over the period during which an employee is required to provide service in exchange for the SARs, usually the vesting period. Forfeitures are accounted for as they occur. Refer to Note 18 for further details of activity related to the Plan.

Treasury Stock

Treasury stock is reflected as a reduction of stockholders' equity at cost. We use the weighted average purchase price to determine the cost of treasury stock that is reissued, if any.

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (ASU 2016 13, Topic 326, or ASC 326)*. This new standard changes how companies account for credit impairment for trade and other receivables as well as changing the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. ASU 2016-13 replaced the prior "incurred loss" model with an "expected loss" model. Under the "incurred loss" model, a loss (or allowance) is recognized only when an event has occurred (such as a payment delinquency) that causes the entity to believe that a loss is probable (i.e., that it has been "incurred"). Under the "expected loss" model, a loss (or allowance) is recognized upon initial recognition of the asset that reflects all future events that leads to a loss being realized, regardless of whether it is probable that the future event will occur. The "incurred loss" model considers past events and current conditions, while the "expected loss" model includes expectations for the future which have yet to occur. ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, was issued in November 2018 and excludes operating leases from the new guidance. In 2019, the FASB voted to delay the effective date for the new standard for financial statements issued to reporting periods beginning after December 15, 2022 and interim periods within those reporting periods. The Company adopted ASC 326, along with its related clarifications and amendments, on the effective date of January 1, 2023, using the modified retrospective approach for trade accounts receivable, which resulted in a cumulative-effect adjustment resulting in a decrease to accumulated earnings of approximately $0.3 million. Results for reporting periods prior to 2023 continue to be presented in accordance with previously applicable GAAP, while results for subsequent reporting periods are presented under ASC 326.

The following table presents the impact of the adoption of ASC 326 on the consolidated balance sheet as of January 1, 2023:

	Balance Pre-Adoption		Adjustments		Balance Post-Adoption	
Accounts receivable, less allowance for credit losses	$	42,153	$	(268)	$	41,885
Accumulated earnings	$	87,683	$	(268)	$	87,415

Recently Issued Accounting Standards

Improvements to Reportable Segment Disclosures. In November 2023, the FASB issued ASU 2023-07, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity's chief operating decision maker ("CODM") and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 and interim disclosures are required for periods within fiscal years beginning after December 15, 2024. Retrospective application is required, and early adoption is permitted. These requirements are not expected to have an impact on our financial statements, but will result in expanded reportable segment disclosures. The Company does not intend to early adopt ASU 2023-07.

Improvements to Income Tax Disclosures. In December 2023, the FASB issued ASU 2023-09, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, may be applied prospectively or retrospectively, and allows for early adoption. These requirements are not expected to have an impact on our financial statements, but will impact our income tax disclosures. The Company does not intend to early adopt ASU 2023-09.

2. Revenue

Total revenue under contracts recognized under ASC 606 was approximately $365.6 million for the year ended December 31, 2023, while $198 million was specialty rental income subject to the guidance of ASC 842 for the year ended December 31, 2023. Total revenue under contracts recognized under ASC 606 was $333.7 million for the year ended December 31, 2022, while $168.3 million was specialty rental income subject to the guidance of ASC 842 for the year ended December 31, 2022. Total revenue under contracts recognized under ASC 606 was $214.4 million for the year ended December 31, 2021, while $76.9 million was specialty rental income subject to the guidance of ASC 842 for the year ended December 31, 2021.

The following table disaggregates our services and construction fee income revenues by our two reportable segments as well as the All Other category: HFS–South, Government, and All Other for the years indicated below:

| | For the Years Ended December 31, | | |
	2023	2022	2021
HFS–South			
Services income	$ 142,666	$ 126,135	$ 108,183
Total HFS–South revenues	142,666	126,135	108,183
Government			
Services income	$ 211,753	$ 198,249	$ 88,115
Total Government revenues	211,753	198,249	88,115
All Other			
Services income	$ 11,208	$ 9,318	$ 6,835
Construction fee income	-	-	11,294
Total All Other revenues	11,208	9,318	18,129
Total services and construction fee income revenues	$ 365,627	$ 333,702	$ 214,427

Refer to Note 20—Business Segments, for a discussion of the change in our reportable segments, which was applied to all comparison periods, including for the above table.

On July 23, 2021, the Company executed a Termination and Settlement Agreement with TC Energy (the "Termination and Settlement Agreement"), which effectively terminated the Company's contract with TC Energy that was originated in 2013. The Termination and Settlement Agreement also released the Company from any outstanding work performance obligations under the 2013 contract (including all change orders, limited notices to proceed, and amendments). Additionally, the Termination and Settlement Agreement resulted in an agreed upon termination fee of approximately $5.0 million that was collected in cash on July 27, 2021. This Termination and Settlement Agreement also resulted in the recognition of approximately $4.9 million of deferred revenue as of the effective date of the Termination and Settlement Agreement. All such revenue is recognized in construction fee income within the All Other category included in the above table as well as in the accompanying consolidated statements of comprehensive income (loss) for the year ended December 31, 2021. No further revenue will be generated from the 2013 contract and as of December 31, 2023, there are no unrecognized deferred revenue amounts or costs for incomplete projects related to this contract following such termination.

During the year ended December 31, 2022, the Company executed a contract with our NP Partner related to the Government segment that became effective on May 16, 2022, which represented a significantly expanded lease and services agreement ("Expanded Humanitarian Contract") to provide enhanced infrastructure and comprehensive facility services that support the critical hospitality solutions the Company provides to the NP Partner and the U.S. Government in their humanitarian aid missions. The Expanded Humanitarian Contract provided for a significant scope expansion and resulted in an advanced payment for the community build-out, and mobilization of asset activities related to the community expansion. The advanced payment was determined to be related to future services to be amortized to revenue over the estimated term of the Expanded Humanitarian Contract. The term of the Expanded Humanitarian Contract included an

initial term of one-year through May of 2023, with an option to extend the term to November of 2023. The Expanded Humanitarian Contract contained both a lease component under ASC 842 and a services or non-lease component under ASC 606. At the commencement of the Expanded Humanitarian Contract, the Company concluded that the term of the Expanded Humanitarian Contract extended to November of 2023, as the option to extend the term to November of 2023 was reasonably certain to be exercised under ASC 842 and contained a material right under ASC 606. As such, the amortization period of the advanced payment was determined to extend to November of 2023. On May 15, 2023, the Company and the NP Partner executed a six-month extension of the Expanded Humanitarian Contract, which extended the period of performance through November 15, 2023, with an option to extend the contract an additional six months through May of 2024. As such, the Company evaluated the option to extend the contract through May of 2024 and concluded that the option was not reasonably certain to be exercised under ASC 842 and that the extension option did not contain a material right under ASC 606. Therefore, the Company concluded that the amortization period related to the advanced payment associated with the Expanded Humanitarian Contract that became effective on May 16, 2022, would not extend beyond November 15, 2023. During the year ended December 31, 2023, the Company recognized approximately $118.2 million of revenue from the amortization of the advanced payment associated with the Expanded Humanitarian Contract, which was fully amortized through November 15, 2023, consistent with the termination date of the Expanded Humanitarian Contract. Approximately $62.5 million of the $118.2 million of revenue amortization was recognized as services income under Topic 606, while approximately $55.7 million of the $118.2 million of revenue amortization was recognized as specialty rental income subject to the guidance of ASC 842. The option to extend the Expanded Humanitarian Contract through May of 2024 was not exercised and the Expanded Humanitarian Contract terminated on November 15, 2023. The NP Partner then executed the New PCC Contract that became effective on November 16, 2023, and includes a term with a one-year base period through November 15, 2024, with an option to extend for up to four additional one-year periods and an option to extend for up to six months upon the conclusion of the base period or any of the option periods. The New PCC Contract did not result in any advanced payments that required an assessment of the amortization period. The New PCC Contract operates with similar structure to the Company's existing and prior government services contracts, which are centered around minimum revenue commitments. Additionally, this New PCC Contract includes occupancy-based variable services revenue that may fluctuate with active community population fluctuations.

Allowance for Credit Losses

The Company maintains allowances for credit losses. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. Our estimate could require a change based on changing circumstances, including changes in the economy or in the circumstances of individual customers.

Contract Assets and Liabilities

We do not have any contract assets.

Contract liabilities primarily consist of deferred revenue that represent payments for room nights that the customer may use in the future as well as an advanced payments for community builds, and mobilization of asset activities related to community expansions that are being recognized over the related contract period. Activity in the deferred revenue accounts as of the dates indicated below was as follows:

	For the Years Ended December 31,		
	2023	2022	2021
Balances at Beginning of Year	$ 125,519	$ 34,411	$ 18,371
Additions to deferred revenue	-	172,760	127,391
Revenue recognized	(120,050)	(81,652)	(111,351)
Balances at End of Year	$ 5,469	$ 125,519	$ 34,411

As of December 31, 2023, the following table discloses the estimated revenues under ASC 606 related to performance obligations that are unsatisfied (or partially unsatisfied) and when we expect to recognize the revenue, and only represents

revenue expected to be recognized from contracts where the price and quantity of the product or service are fixed (in thousands):

	For the Years Ended December 31,			
	2024	2025	2026	Total
Revenue expected to be recognized as of December 31, 2023	$ 117,303	$ 20,207	$ 14,328	$ 151,838

The Company applied some of the practical expedients in ASC 606, including the "right to invoice" practical expedient, and does not disclose consideration for remaining performance obligations for contracts without minimum revenue commitments or for variable consideration related to unsatisfied (or partially unsatisfied) performance obligations. Due to the application of these practical expedients as well as excluding rental income revenue subject to the guidance included in ASC 842, the table above represents only a portion of the Company's expected future consolidated revenues and it is not necessarily indicative of the expected trend in total revenues.

3. Specialty Rental Assets, Net

Specialty rental assets, net at the dates indicated below consisted of the following:

	December 31, 2023	December 31, 2022
Specialty rental assets	$ 751,181	$ 698,095
Construction-in-process	3,665	4,653
Less: accumulated depreciation	(405,782)	(345,619)
Specialty rental assets, net	$ 349,064	$ 357,129

There were no specialty rental assets under finance lease as of as of December 31, 2023 and 2022, respectively. Depreciation expense of these assets is presented in depreciation of specialty rental assets in the accompanying consolidated statements of comprehensive income (loss). During the year ended December 31, 2023, the Company disposed of assets with accumulated depreciation of approximately $8.7 million along with the related gross cost of approximately $9.1 million. These disposals were primarily associated with fully depreciated asset retirement costs as well as a sale of assets. These asset disposals resulted in disposal costs of approximately $1.2 million and a net loss on the sales and disposal of assets of approximately $0.2 million (net of sale proceeds of approximately $0.2 million) and is reported within other expense, net in the accompanying consolidated statement of comprehensive income for the year ended December 31, 2023.

In September of 2022, the Company purchased land and specialty rental assets (modular units, site work, and furniture & fixtures) for approximately $22.3 million, of which approximately $18.7 million is included within this assets group, to support growth of the Government segment discussed in Note 20, which was funded by cash on hand. The acquisition was accounted for as an asset acquisition. The Company allocated the total purchase price to identifiable tangible assets based on their relative fair values, which resulted in the entire purchase price being allocated to land and specialty rental assets as noted above. No personnel were assumed as a part of this transaction.

In January of 2023, the Company purchased a group of assets consisting of land, specialty rental assets (modular units, site work, and furniture & fixtures) and intangibles for approximately $18.6 million, of which approximately $13.2 million is included within this asset group, to support growth of the HFS–South segment discussed in Note 20, which was funded by cash on hand. The acquisition was accounted for as an asset acquisition. The Company allocated the total purchase price to identifiable tangible and intangible assets based on their relative fair values, which resulted in the entire purchase price being allocated to land, specialty rental assets and intangible assets.

In April of 2023, the Company purchased a group of assets consisting of land and specialty rental assets (modular units, site work, and furniture & fixtures) for approximately $5.0 million, of which approximately $4.6 million is included within this asset group, to support growth of the Government segment discussed in Note 20, which was funded by cash on hand. The acquisition was accounted for as an asset acquisition. The Company allocated the total purchase price to identifiable

tangible assets based on their relative fair values, which resulted in the entire purchase price being allocated to land and specialty rental assets.

4. Other Property, Plant and Equipment, Net

Other property, plant, and equipment, net at the dates indicated below, consisted of the following:

	December 31, 2023	December 31, 2022
Land	$ 31,111	$ 28,483
Buildings and leasehold improvements	901	769
Machinery and office equipment	1,820	1,581
Other	8,589	7,341
	42,421	38,174
Less: accumulated depreciation	(7,790)	(6,276)
Total other property, plant and equipment, net	$ 34,631	$ 31,898

Depreciation expense related to other property, plant and equipment was approximately $1.9 million, $1.5 million and $2.3 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in other depreciation and amortization in the consolidated statements of comprehensive income (loss).

Included in other property, plant and equipment, net are certain assets under finance lease. The gross cost of the assets under finance lease was approximately $6.3 million and $5.0 million as of December 31, 2023 and 2022, respectively. The accumulated depreciation related to finance lease assets totaled approximately $3.8 million and $2.6 million as of December 31, 2023 and 2022, respectively. Such amounts under finance lease are included in the other category in the above table as of December 31, 2023 and 2022, respectively.

In June of 2022, the Company purchased land for approximately $15.5 million to support growth of the Government segment discussed in Note 20, which was funded by cash on hand. The land is included in the other property, plant and equipment assets group in the table above.

In September of 2022, the Company purchased land and specialty rental assets (modular units, site work, and furniture & fixtures) for approximately $22.3 million, of which approximately $3.6 million is included within this assets group for the land, to support growth of the Government segment discussed in Note 20, which was funded by cash on hand. The acquisition was accounted for as an asset acquisition. The Company allocated the total purchase price to identifiable tangible assets based on their relative fair values, which resulted in the entire purchase price being allocated to land and specialty rental assets as noted above. No personnel were assumed as a part of this transaction.

In January of 2023, the Company purchased a group of assets consisting of land, specialty rental assets (modular units, site work, and furniture & fixtures) and intangibles for approximately $18.6 million, of which approximately $0.9 million is included within this asset group related to the land portion of the acquisition, to support growth of the HFS–South segment discussed in Note 20, which was funded by cash on hand. The acquisition was accounted for as an asset acquisition. The Company allocated the total purchase price to identifiable tangible and intangible assets based on their relative fair values, which resulted in the entire purchase price being allocated to land, specialty rental assets and intangible assets.

In April of 2023, the Company purchased a group of assets consisting of land and specialty rental assets (modular units, site work, and furniture & fixtures) for approximately $5.0 million, of which approximately $0.4 million is included within this asset group, to support growth of the Government segment discussed in Note 20, which was funded by cash on hand. The acquisition was accounted for as an asset acquisition. The Company allocated the total purchase price to identifiable tangible assets based on their relative fair values, which resulted in the entire purchase price being allocated to land and specialty rental assets.

During 2023, the Company purchased land for approximately $1.3 million, all of which is included within this asset group, to support growth in the Government segment discussed in Note 20, which was funded by cash on hand.

5. Goodwill and Other Intangible Assets, net

The financial statements reflect goodwill from previous acquisitions that is all attributable to the HFS–South business segment and reporting unit.

Changes in the carrying amount of goodwill were as follows:

	HFS–South
Balance at December 31, 2021	$ 41,038
Changes in Goodwill	-
Balance at December 31, 2022	41,038
Changes in Goodwill	-
Balance at December 31, 2023	$ 41,038

In connection with our annual assessment on October 1, we performed a qualitative assessment based on information currently available in determining if it was more likely than not that the fair value of the Company's HFS–South reporting unit was less than the carrying amount. This assessment considered various factors, including changes in the carrying value of the reporting unit, forecasted operating results, other qualitative key events and circumstances, including the macroeconomic environment, the industry, market conditions, cost factors, and events specific to the reporting unit. Based on the results of this qualitative assessment, management concluded that it is not more likely than not that the fair value of the Company's HFS–South reporting unit was less than its carrying amount.

Intangible assets other than goodwill at the dates indicated below consisted of the following:

	December 31, 2023			
	Weighted average remaining lives	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization				
Customer relationships	3.9	$ 133,105	$ (83,505)	$ 49,600
Non-compete agreement	4.1	349	(67)	282
Total		133,454	(83,572)	49,882
Indefinite lived assets:				
Tradenames		16,400	—	16,400
Total intangible assets other than goodwill		$ 149,854	$ (83,572)	$ 66,282

	December 31, 2022			
	Weighted average remaining lives	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization				
Customer relationships	4.6	$ 128,907	$ (70,125)	$ 58,782
Total		128,907	(70,125)	58,782
Indefinite lived assets:				
Tradenames		16,400	—	16,400
Total intangible assets other than goodwill		$ 145,307	$ (70,125)	$ 75,182

During the year ended December 31, 2022, certain customer relationship intangible assets became fully amortized. The aggregate amortization expense for intangible assets subject to amortization was $13.4 million, $13.3 million and $14.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in other depreciation and amortization in the consolidated statements of comprehensive income (loss).

In January of 2023, the Company purchased a group of assets consisting of land, specialty rental assets (modular units, site work, and furniture & fixtures) and intangibles for approximately $18.6 million, of which approximately $4.5 million is included within this intangible asset group comprised of approximately $4.2 million of customer relationships and approximately $0.3 million related to a non-compete agreement. This acquisition was completed in order to support growth of the HFS–South segment discussed in Note 20, which was funded by cash on hand. The acquisition was accounted for as an asset acquisition. The Company allocated the total purchase price to identifiable tangible and intangible assets based on their relative fair values, which resulted in the entire purchase price being allocated to land, specialty rental assets and intangible assets.

The estimated aggregate amortization expense as of December 31, 2023 for each of the next five years and thereafter is as follows:

2024	$ 13,475
2025	13,475
2026	12,879
2027	8,270
2028	778
Thereafter	1,005
Total	$ 49,882

6. Other Non-Current Assets

Other non-current assets include capitalized software implementation costs for the implementation of cloud computing systems. As of the dates indicated below, capitalized implementation costs and related accumulated amortization in other non-current assets on the consolidated balance sheets amounted to the following:

	December 31, 2023	December 31, 2022
Cloud computing implementation costs	$ 7,428	$ 7,198
Less: accumulated amortization	(6,767)	(5,357)
Other non-current assets	$ 661	$ 1,841

The majority of such systems were placed into service beginning January of 2020 at which time the Company began to amortize these capitalized costs on a straight-line basis over the period of the remaining service arrangements of between 2 and 4 years. Such amortization expense amounted to approximately $1.4 million, $1.5 million, and $2.2 million for years ended December 31, 2023, 2022 and 2021, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of comprehensive income (loss).

7. Accrued Liabilities

Accrued liabilities as of the dates indicated below consists of the following:

	December 31, 2023	December 31, 2022
Employee accrued compensation expense	$ 9,583	$ 11,873
Other accrued liabilities	20,656	18,230
Accrued interest on debt	3,413	9,539
Total accrued liabilities	$ 33,652	$ 39,642

Other accrued liabilities in the above table relates primarily to accrued utilities, real estate and sales taxes, state and federal income taxes, liability-based stock compensation awards (see Note 18), and other accrued operating expenses.

8. Debt

Senior Secured Notes 2024

On March 15, 2019, Arrow Bidco issued $340 million in aggregate principal amount of 9.50% senior secured notes due March 15, 2024 (the "2024 Senior Secured Notes") under an indenture dated March 15, 2019 (the "2024 Notes Indenture"). The 2024 Notes Indenture was entered into by and among Arrow Bidco, the guarantors named therein (the "2024 Senior Secured Note Guarantors"), and Deutsche Bank Trust Company Americas, as trustee and as collateral agent. Interest was payable semi-annually on September 15 and March 15 and began September 15, 2019. During the year ended December 31, 2022, the Company made an elective repayment of approximately $5.5 million on the 2024 Senior Secured Notes. On March 15, 2023, Arrow Bidco redeemed $125 million in aggregate principal amount of the outstanding 2024 Senior Secured Notes. The redemption was accounted for as a partial extinguishment of debt. Furthermore, approximately $181.4 million of 2024 Senior Secured Notes were exchanged by Arrow Bidco on November 1, 2023 for new 10.75% Senior Secured Notes due 2025 (the "2025 Senior Secured Notes"). Following this exchange and related transactions, approximately $28.1 million aggregate principal amount of 2024 Senior Secured Notes remained outstanding, which were subsequently redeemed on November 21, 2023 resulting in an outstanding balance of $0 as of December 31, 2023. Refer to the "Notes Exchange Offer" section within this Note 8 for further discussion regarding the exchange and subsequent pay off of the remaining 2024 Senior Secured Notes.

Notes Exchange Offer

On September 29, 2023, Arrow Bidco commenced (i) an offer to exchange (the "Notes Exchange Offer") any and all of its outstanding 2024 Senior Secured Notes for cash and for the 2025 Senior Secured Notes and (ii) a solicitation of consents (the "Consent Solicitation") to certain proposed amendments to the indenture governing the 2024 Senior Secured Notes. The primary purpose of the Notes Exchange Offer was to extend the maturity date of the indebtedness represented by the 2024 Senior Secured Notes from 2024 to 2025. The Notes Exchange Offer and the Consent Solicitation expired on October 30, 2023. Approximately $181.4 million of 2024 Senior Secured Notes were exchanged by Arrow Bidco on November 1, 2023 (the "Notes Exchange Offer Settlement Date") representing a non-cash decrease in cash flows from financing activities. Additionally, in connection with the 2024 Senior Secured Notes that were exchanged, the Company paid accrued interest on the 2024 Senior Secured Notes through the Notes Exchange Offer Settlement Date of approximately $2.2 million.

On the Notes Exchange Offer Settlement Date, Arrow Bidco issued approximately $181.4 million in 2025 Senior Secured Notes pursuant to an indenture, dated November 1, 2023, by and among Arrow Bidco, the guarantors from time to time party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (the "2025 Senior Secured Notes Indenture"), and paid approximately $2.7 million in cash to eligible holders whose 2024 Senior Secured Notes were accepted for exchange in the Notes Exchange Offer, which was capitalized as part of the original issue discount discussed below. The issuance of the 2025 Senior Secured Notes represented a non-cash increase in cash flows from financing activities. The exchange of a portion of the 2024 Senior Secured Notes and corresponding issuance of the 2025 Senior Secured Notes was considered a modification of debt for accounting purposes and generated approximately $3.1 million in third party transaction costs, which were expensed as incurred within selling, general and administrative expenses in the accompanying consolidated statements of comprehensive income for the year ended December 31, 2023. Following these transactions, approximately $28.1 million aggregate principal amount of 2024 Senior Secured Notes remained outstanding, which were subsequently redeemed on November 21, 2023 resulting in an outstanding balance of $0 as of December 31, 2023. This redemption was accounted for as an extinguishment of debt. In connection with the redemption of the remaining 2024 Senior Secured Notes that were not exchanged, the Company paid off approximately $0.5 million of related accrued interest.

Senior Secured Notes 2025

The 2025 Senior Secured Notes will mature on June 15, 2025; provided that if any 2024 Senior Secured Notes remain outstanding on March 15, 2024, then the 2025 Senior Secured Notes will mature on March 15, 2024 at a make-whole price. As discussed above, no 2024 Senior Secured Notes remained outstanding as of December 31, 2023. Interest on the 2025 Senior Secured Notes will accrue at 10.75% per annum, payable semi-annually on March 15 and September 15 of

each year, beginning March 15, 2024. Refer to the table below for a description of the amounts related to the 2025 Senior Secured Notes, which are recognized within long-term debt, net in the accompanying consolidated balance sheet as of December 31, 2023.

	December 31, 2023
Principal amount of 10.75% Senior Secured Notes, due 2025	$ 181,446
Less: unamortized original issue discount	(2,619)
Less: unamortized term loan deferred financing costs	(734)
Long-term debt, net	$ 178,093

If Arrow Bidco undergoes a change of control or sells certain of its assets, Arrow Bidco may be required to offer to repurchase the 2025 Senior Secured Notes. Prior to September 15, 2024, the 2025 Senior Secured Notes will be redeemable at Arrow Bidco's option at a redemption price equal to 100% of the principal amount, plus a customary make whole premium for the 2025 Senior Secured Notes being redeemed, plus accrued and unpaid interest, if any, up to but not including the redemption date. The customary make whole premium, with respect to the 2025 Senior Secured Notes on any applicable redemption date, as calculated by Arrow Bidco, is the greater of (1) 1.00% of the then outstanding principal amount of the Note; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price at September 15, 2024 plus (ii) all required interest payments due on the 2025 Senior Secured Note through September 15, 2024, excluding accrued but unpaid interest to the redemption date, in each case, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 2025 Senior Secured Notes. On and after September 15, 2024, Arrow Bidco, at its option, may redeem any outstanding 2025 Senior Secured Notes, in whole or in part, upon not less than fifteen (15) nor more than sixty (60) days' prior written notice to holders and not less than twenty (20) days' prior written notice to the Trustee (or such shorter timeline as the Trustee may agree), at the redemption prices (expressed as percentages of the principal amount of the 2025 Senior Secured Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to but not including the applicable redemption date (subject to the right of holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date), if redeemed during the 6-month period beginning on the dates set forth below at the redemption prices listed below:

Date	Redemption Price
September 15, 2024	102.000%
March 15, 2025 and thereafter	101.000%

The 2025 Senior Secured Notes are unconditionally guaranteed by Topaz and each of Arrow Bidco's direct and indirect wholly-owned domestic subsidiaries (collectively, the "2025 Note Guarantors"). Target Hospitality is not an issuer or a guarantor of the 2025 Senior Secured Notes. The 2025 Note Guarantors are either borrowers or guarantors under the ABL Facility. To the extent lenders under the ABL Facility release the guarantee of any 2025 Note Guarantor, such 2025 Note Guarantor is also released from obligations under the 2025 Senior Secured Notes. These guarantees are secured by a second priority security interest in substantially all of the assets of Arrow Bidco and the 2025 Note Guarantors (subject to customary exclusions). The guarantees of the 2025 Senior Secured Notes by TLM Equipment, LLC, a Delaware limited liability company ("TLM Equipment LLC") which holds certain of Target Hospitality's assets, are subordinated to its obligations under the ABL Facility (as defined below).

The 2025 Senior Secured Notes Indenture contains covenants that limit Arrow Bidco's and its subsidiaries' ability to, among other things, (i) incur or guarantee additional debt and issue certain types of stock, (ii) create or incur certain liens, (iii) make certain payments, including dividends or other distributions, (iv) prepay or redeem junior debt, (v) make certain investments or acquisitions, including participating in joint ventures, (vi) engage in certain transactions with affiliates and (vii) sell assets, consolidate or merge with or into other companies. These covenants are subject to a number of important limitations and exceptions. In addition, upon the occurrence of specified change of control events, Arrow Bidco must offer to repurchase the 2025 Senior Secured Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, but excluding, the applicable repurchase date. The 2025 Senior Secured Notes Indenture also provides for events of default,

which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all of the then outstanding 2025 Senior Secured Notes to be due and payable immediately.

Arrow Bidco's ultimate parent, Target Hospitality, has no significant independent assets or operations except as included in the guarantors of the 2025 Senior Secured Notes, the guarantees under the 2025 Senior Secured Notes are full and unconditional and joint and several, and any subsidiaries of Target Hospitality that are not subsidiary guarantors of the 2025 Senior Secured Notes are minor. There are also no significant restrictions on the ability of Target Hospitality or any guarantor to obtain funds from its subsidiaries by dividend or loan. See discussion of certain negative covenants above. Therefore, pursuant to the SEC Rules, no individual guarantor financial statement disclosures are deemed necessary.

In connection with the issuance of the 2025 Senior Secured Notes, there was an original issue discount of $2.7 million and the unamortized balance of $2.6 million is presented on the face of the consolidated balance sheet as of December 31, 2023 as a reduction of the principal. The discount is amortized over the life of the 2025 Senior Secured Notes using the effective interest method.

Finance Lease and Other Financing Obligations

The Company's finance lease and other financing obligations as of December 31, 2023 consisted of $2.4 million of finance leases. The finance leases pertain to leases entered into during 2017 through 2023, for commercial-use vehicles with 36-month terms (and continue on a month-to-month basis thereafter) expiring through 2026. Refer to Note 13 for further discussion of finance leases, including the weighted average discount rate applicable to these finance leases.

The Company's finance lease and other financing obligations as of December 31, 2022, primarily consisted of $2.2 million of finance leases related to commercial-use vehicles with the same terms as described above.

ABL Facility

On March 15, 2019 (the "Closing Date"), Topaz, Arrow Bidco, Target, Signor and each of their domestic subsidiaries entered into an ABL credit agreement that provided for a senior secured asset based revolving credit facility in the aggregate principal amount of up to $125 million (the "ABL Facility"), which was increased to $175 million with the Third Amendment discussed below. The historical debt of Arrow Bidco, Target and their respective subsidiaries under the Algeco ABL Facility was settled on March 15, 2019. During the year ended December 31, 2022, $70 million was drawn and $70 million was repaid on the ABL Facility resulting in an outstanding balance of $0 as of December 31, 2022. During the year ended December 31, 2023, no amounts were drawn or repaid on the ABL Facility resulting in an outstanding balance of $0 as of December 31, 2023.

In accordance with the First Amendment to the ABL Facility on February 1, 2023 (the "First Amendment"), the reference interest rate for LIBOR borrowings changed from LIBOR to Term SOFR (commencing as of the effective date of the First Amendment).

Borrowings under the ABL Facility, at the relevant borrower's (the borrowers under the ABL Facility, the "Borrowers") option, bear interest at either (1) Term SOFR or (2) a base rate, in each case plus an applicable margin. The applicable margin is 4.25% to 4.75% with respect to Term SOFR borrowings and 3.25% to 3.75% with respect to base rate borrowings based on achieving certain excess availability levels. The rates of the applicable margin were determined in connection with the Third Amendment to the ABL Facility on October 12, 2023 (the "Third Amendment").

Pursuant to the Third Amendment, the ABL Facility provides borrowing availability of an amount equal to the lesser of (a) $175 million and (b) the Borrowing Base (defined below) (the "Line Cap").

The Borrowing Base is, at any time of determination, an amount (net of reserves) equal to the sum of:

- 85% of the net book value of the Borrowers' eligible accounts receivables, plus

- the lesser of (i) 95% of the net book value of the Borrowers' eligible rental equipment and (ii) 85% of the net orderly liquidation value of the Borrowers' eligible rental equipment, minus

- customary reserves

The ABL Facility includes borrowing capacity available for standby letters of credit of up to $25 million and for "swingline" loan borrowings of up to $15 million. Any issuance of letters of credit or making of a swingline loan will reduce the amount available under the ABL Facility.

In addition, the ABL Facility will provide the Borrowers with the option to increase commitments under the ABL Facility in an aggregate amount not to exceed $25 million plus any voluntary prepayments that are accompanied by permanent commitment reductions under the ABL Facility. As a result of the First Amendment, the termination date of the ABL Facility was extended from September 15, 2023 to February 1, 2028, which extended termination date was subject to a springing maturity that would have accelerated the maturity of the ABL Facility. On August 10, 2023, Arrow Bidco and certain of the Company's other subsidiaries entered into a second amendment (the "Second Amendment") to the ABL Facility. The Second Amendment amended the ABL Facility to, among other things, modify the springing maturity that would have accelerated the maturity of the ABL Facility if any of the 2024 Senior Secured Notes remained outstanding from the date that was six months prior to the stated maturity date thereof to the date that was ninety-one days prior to the stated maturity date thereof. Finally, the Third Amendment amended the ABL Facility to, among other things, set the termination date of the ABL Facility to February 1, 2028, subject to springing maturity triggers that will accelerate the maturity of the ABL Facility if: (i) any of the 2024 Senior Secured Notes remain outstanding on the date that is ninety-one days prior to the stated maturity date thereof or (ii) any of the 2025 Senior Secured Notes remain outstanding on the date that is ninety-one days prior to the stated maturity date thereof.

The obligations under the ABL Facility are unconditionally guaranteed by Topaz and each existing and subsequently acquired or organized direct or indirect wholly-owned U.S. organized restricted subsidiary of Arrow Bidco (together with Topaz, the "ABL Guarantors"), other than certain excluded subsidiaries. The ABL Facility is secured by (i) a first priority pledge of the equity interests of Topaz, Arrow Bidco, Target, and Signor (the "Borrowers) and of each direct, wholly-owned US organized restricted subsidiary of any Borrower or any ABL Guarantor, (ii) a first priority pledge of up to 65% of the voting equity interests in each non-US restricted subsidiary of any Borrower or ABL Guarantor and (iii) a first priority security interest in substantially all of the assets of the Borrower and the ABL Guarantors (in each case, subject to customary exceptions).

As stated in the Third Amendment, the ABL Facility requires the Borrowers to maintain a (i) minimum fixed charge coverage ratio of not less than 1.00:1.00 and (ii) maximum total leverage ratio of 2.50:1.00.

The ABL Facility also contains a number of customary negative covenants. Such covenants, among other things, limit or restrict the ability of each of the Borrowers, their restricted subsidiaries, and where applicable, Topaz, to:

- incur additional indebtedness, issue disqualified stock and make guarantees;

- incur liens on assets;

- engage in mergers or consolidations or fundamental changes;

- sell assets;

- pay dividends and distributions or repurchase capital stock;

- make investments, loans and advances, including acquisitions;

- amend organizational documents and master lease documents;

- enter into certain agreements that would restrict the ability to pay dividends;

- repay certain junior indebtedness; and

- change the conduct of its business.

The aforementioned restrictions are subject to certain exceptions including (i) the ability to incur additional indebtedness, liens, investments, dividends and distributions, and prepayments of junior indebtedness subject, in each case, to compliance with certain financial metrics and certain other conditions and (ii) a number of other traditional exceptions that grant the ABL Borrowers continued flexibility to operate and develop their businesses. The ABL Facility also contains certain customary representations and warranties, affirmative covenants and events of default.

The carrying value of debt outstanding as of the dates indicated below consist of the following:

	December 31, 2023	December 31, 2022
Finance lease and other financing obligations (Note 13)	$ 2,393	$ 2,223
10.75% Senior Secured Notes due 2025, face amount	181,446	—
Less: unamortized original issue discount	(2,619)	—
Less: unamortized term loan deferred financing costs	(734)	—
9.50% Senior Secured Notes due 2024, face amount	—	334,500
Less: unamortized original issue discount	—	(971)
Less: unamortized term loan deferred financing costs	—	(4,681)
Total debt, net	180,486	331,071
Less: current maturities	(1,369)	(1,135)
Total long-term debt	$ 179,117	$ 329,936

Interest expense, net

The components of interest expense, net (which includes interest expense incurred) recognized in the consolidated statements of comprehensive income (loss) for the periods indicated below consist of the following, including the components of interest expense, net on the 2024 and 2025 Senior Secured Notes (collectively, the "Notes"):

	For the Years Ended December 31,		
	2023	2022	2021
Interest incurred on finance lease and other financing obligations	$ 212	$ 72	$ 58
Interest expense incurred on ABL Facility and Notes	22,935	33,464	33,670
Amortization of deferred financing costs on ABL Facility and Notes	2,881	4,605	4,338
Amortization of original issue discount on Notes	750	711	638
Interest capitalized	—	(983)	—
Interest income	(4,139)	(1,546)	—
Interest expense, net	$ 22,639	$ 36,323	$ 38,704

Deferred Financing Costs and Original Issue Discount

In connection with the Notes Exchange Offer and issuance of the 2025 Senior Secured Notes in 2023, the Company incurred and deferred approximately $0.8 million of deferred financing costs and approximately $2.7 million of original issue discount, which are included in the carrying value of the 2025 Senior Secured Notes as of December 31, 2023. The Company incurred and deferred approximately $16.3 million of deferred financing costs and approximately $3.3 million of original issue discount in connection with the issuance of the 2024 Senior Secured Notes in 2019, which are included in the carrying value of the Notes as of December 31, 2022. The Company presents unamortized deferred financing costs and unamortized original issue discount as a direct deduction from the principal amount of the 2025 Senior Secured Notes and the 2024 Senior Secured Notes on the consolidated balance sheets as of December 31, 2023 and 2022, respectively. Accumulated amortization expense related to the deferred financing costs was approximately $13.5 million and $11.2 million as of December 31, 2023 and 2022, respectively. Accumulated amortization of the original issue discount was approximately $3.1 million and $2.3 million as of December 31, 2023 and 2022, respectively. As previously mentioned, the partial redemption of the 2024 Senior Secured Notes on March 15, 2023 was accounted for as a partial extinguishment of debt and consequently, a portion of the unamortized deferred financing costs and unamortized original issue discount

were expensed through loss on extinguishment of debt on the consolidated statement of comprehensive income as of the prepayment date. The Company recognized a charge of approximately $1.7 million in loss on extinguishment of debt related to the write-off of unamortized deferred financing costs and unamortized original issue discount during the first quarter of 2023. As previously mentioned, the exchange of a portion of the 2024 Senior Secured Notes and the issuance of the 2025 Senior Secured Notes on November 1, 2023 was accounted for as a modification of debt and consequently, the unamortized deferred financing costs and unamortized original issue discount at the time of the modification of approximately $1.0 million associated with the portion of 2024 Senior Secured Notes that were exchanged for the 2025 Senior Secured Notes will be deferred and amortized over the term of the 2025 Senior Secured Notes. Alternatively, the remaining unamortized deferred financing costs and unamortized original issue discount associated with the portion of the 2024 Senior Secured Notes that were redeemed on November 21, 2023 (not exchanged) were expensed through loss on extinguishment of debt on the consolidated statement of comprehensive income as of the redemption date. The Company recognized a charge of approximately $0.2 million in loss on extinguishment of debt related to the write-off of unamortized deferred financing costs and unamortized original issue discount during 2023 related to the Notes Exchange Offer and the redemption of the remaining balance of the 2024 Senior Secured Notes on November 21, 2023.

The Company also incurred deferred financing costs associated with the ABL Facility in the amount of approximately $6.1 million and $3.9 million, which are capitalized and presented on the consolidated balance sheets as of December 31, 2023 and 2022, respectively, within deferred financing costs revolver, net. These costs are amortized over the contractual term of the line-of-credit through the initial maturity date using the straight-line method.

In connection with the First Amendment, which was considered a modification for accounting purposes, any unamortized deferred financing costs from the ABL Facility that pertained to non-continuing lenders were expensed through loss on extinguishment of debt on the consolidated statement of comprehensive income as of the amendment date. As such, the Company recognized a charge of approximately $0.4 million in loss on extinguishment of debt related to the write-off of unamortized deferred financing costs pertaining to non-continuing lenders during the first quarter of 2023. As the borrowing capacity of each of the continuing lenders on the amended ABL Facility was greater than the borrowing capacity of the ABL Facility before the amendment, the unamortized deferred financing costs at the time of the modification of approximately $0.4 million associated with the continuing lenders was deferred and amortized over the remaining term of the ABL Facility. Additionally, the Company incurred and paid approximately $1.4 million and $1.0 million of deferred financing costs as a result of the First Amendment and Third Amendment, respectively, which are capitalized and presented on the consolidated balance sheet as of December 31, 2023 within deferred financing costs revolver, net. These costs are amortized over the contractual term of the line-of-credit through the maturity date using the straight-line method.

Accumulated amortization related to revolver deferred financing costs for the ABL Facility was approximately $5.3 million and $4.8 million as of December 31, 2023 and 2022, respectively.

Refer to the components of interest expense table in Note 8 for the amounts of the amortization expense related to the deferred financing costs and original issue discount recognized for each of these debt instruments for the years ended December 31, 2023, 2022 and 2021, respectively.

Future maturities

The aggregate annual principal maturities of debt and finance lease obligations for each of the next five years, based on contractual terms are listed in the table below. Refer to Note 13 for additional information on our finance lease obligations, including contractual terms.

The schedule of future maturities as of December 31, 2023 consists of the following:

2024	$	1,369
2025		182,285
2026		185
Total	$	183,839

9. Warrant Liabilities

On January 17, 2018, Harry E. Sloan, Joshua Kazam, Fredric D. Rosen, the Sara L. Rosen Trust and the Samuel N. Rosen 2015 Trust, purchased from Platinum Eagle an aggregate of 5,333,334 Private Warrants at a price of $1.50 per warrant (for an aggregate purchase price of $8.0 million) in a private placement that occurred simultaneously with the completion of its initial public offering. Each Private Warrant entitles the holder to purchase one share of common stock at $11.50 per share. The purchase price of the Private Warrants was added to the proceeds from Platinum Eagle's initial public offering and was held in the Trust Account until the formation of the Company on March 15, 2019. The Private Warrants (including the shares of Common Stock issuable upon exercise of the Private Warrants) were not transferable, assignable or salable until 30 days after the formation of the Company on March 15, 2019, and they may be exercised on a cashless basis and are non-redeemable so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees.

The Company evaluated Private Warrants under ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*, and concluded that they do not meet the criteria to be classified in stockholders' equity and should be classified as liabilities. Since the Private Warrants meet the definition of a derivative under ASC 815, the Company recorded the Private Warrants as liabilities on the balance sheet at their estimated fair value.

Subsequent changes in the estimated fair value of the Private Warrants are reflected in the change in fair value of warrant liabilities in the accompanying consolidated statements of comprehensive income (loss). The change in the estimated fair value of the Private Warrants resulted in a loss (gain) of approximately ($9.1) million, $31.7 million, and $1.1 million during the years ended December 31, 2023, 2022, and 2021, respectively.

On December 22, 2022, holders exchanged 3,800,000 Private Warrants for shares of Common Stock resulting in the estimated fair value of these exchanged Private Warrants being reclassified to additional paid-in-capital within the stockholders' equity section in the accompanying consolidated balance sheet as more fully discussed in the "Warrant Exchange" section included in Note 17. As of December 31, 2023 and 2022, the Company had 1,533,334 Private Warrants issued and outstanding, respectively, which expire on March 15, 2024. As of December 31, 2023, the Private Warrants were classified as current warrant liabilities in the accompanying consolidated balance sheet.

The Company determined the following estimated fair values for the outstanding Private Warrants as of the dates indicated below:

	December 31, 2023	December 31, 2022
Warrant liabilities	$ 675	$ 9,737
Total	$ 675	$ 9,737

10. Income Taxes

The components of the provision for income taxes are comprised of the following for the years ended December 31:

	2023	2022	2021
Domestic			
Current	$ 13,147	$ 2,488	$ 1,365
Deferred	37,903	29,882	469
Foreign			
Current	—	—	70
Deferred	—	—	—
Total income tax expense	$ 51,050	$ 32,370	$ 1,904

Income tax results differed from the amount computed by applying the U.S. statutory income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31:

	2023	2022	2021
Statutory income tax expense (benefit)	$ 47,198	$ 22,325	$ (561)
State tax expense	3,956	2,797	1,120
Effect of tax rates in foreign jurisdictions	(46)	(28)	30
Change in fair value of warrant liabilities	(1,903)	6,664	224
Valuation allowances	510	310	452
Compensation	306	383	500
Other	1,029	(81)	139
Reported income tax expense	$ 51,050	$ 32,370	$ 1,904

Income tax expense was $51.1 million, $32.4 million and $1.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. The effective tax rate for the years ended December 31, 2023, 2022, and 2021 was 22.7%, 30.4% and (71.3)%, respectively. The fluctuation in the rate for the years ended December 31, 2023, 2022 and 2021, respectively, results primarily from the relationship of year-to-date income (loss) before income tax, the fluctuation in the permanent add-back related to the change in fair value of warrant liabilities on the Company's warrants, the impact of state tax expense based off of gross receipts, and a compensation deduction limitation during each of the years ended December 31, 2023, 2022 and 2021.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and carryforwards.

Significant components of the deferred tax assets and liabilities for the Company are as follows:

	2023	2022
Deferred tax assets (liabilities)		
Stock-based compensation	$ 3,191	$ 4,793
Deferred revenue	1,216	1,621
Intangible assets	8,859	9,157
Tax loss carryforwards	2,588	30,649
Operating lease obligations	4,437	5,152
Interest carryforwards	-	4,997
Other—net	727	23
Deferred tax assets gross	21,018	56,392
Valuation allowance	(5,023)	(4,486)
Net deferred income tax asset	15,995	51,906
Deferred tax liabilities		
Rental equipment and other plant, property and equipment	(63,536)	(60,771)
Operating lease right-of-use assets	(4,297)	(5,955)
Software	(95)	(352)
Prepaid expenses	(1,141)	-
Deferred tax liability	(69,069)	(67,078)
Net deferred income tax liability	$ (53,074)	$ (15,172)

Tax loss carryovers for foreign income tax purposes totaled approximately $9 million at December 31, 2023 as shown in the below table. Approximately $9 million of these foreign income tax loss carryovers expire between 2024 and 2044. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation

allowance has been established against the deferred tax assets to the extent it is not more likely than not they will be realized.

		2023	Expiration	Valuation Allowance
Canada	$	8,432	2032-2044	100 %
Mexico		546	2024-2033	100 %
Total	$	8,978		

Unrecognized Tax Positions

No amounts have been accrued for uncertain tax positions as of December 31, 2023 and 2022. However, management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations, and interpretations thereof and other factors. The Company does not have any unrecognized tax benefits as of December 31, 2023 and 2022 and does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. Additionally, no interest or penalty related to uncertain taxes has been recognized in the accompanying consolidated financial statements.

The Company is subject to taxation in US, Canada, Mexico and state jurisdictions. The Company's tax returns are subject to examination by the applicable tax authorities prior to the expiration of the statute of limitations for assessing additional taxes, which generally ranges from two to five years. Therefore, as of December 31, 2023, tax years for 2017 through 2023 generally remain subject to examination by the tax authorities. In addition, in the case of certain tax jurisdictions in which the Company has loss carryforwards, the tax authority in some of these jurisdictions may examine the amount of the tax loss carryforward based on when the loss is utilized rather than when it arises.

11. Fair Value of Financial Instruments

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Company has assessed that the fair value of cash and cash equivalents, trade receivables, trade payables, other current liabilities, and other debt approximates their carrying amounts largely due to the short-term maturities or recent commencement of these instruments. The fair value of the ABL Facility is primarily based upon observable market data, such as market interest rates, for similar debt. The fair value of the Notes is based upon observable market data.

Level 1 & 2 Disclosures:

The carrying amounts and fair values of financial assets and liabilities, which are either Level 1 or Level 2, are as follows:

	December 31, 2023		December 31, 2022	
Financial Assets (Liabilities) Not Measured at Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ABL Facility (See Note 8)—Level 2	$ —	$ —	$ —	$ —
Senior Secured Notes (See Note 8)—Level 1	$ (178,093)	$ (187,797)	$ (328,848)	$ (335,403)

Recurring fair value measurements

Level 3 Disclosures:

There were 1,533,334 Private Warrants outstanding as of December 31, 2023 and 2022, respectively. Based on the fair value assessment that was performed, the Company determined a fair value price per Private Warrant of $0.44 and $6.35 as of December 31, 2023 and 2022, respectively. The fair value is classified as Level 3 in the fair value hierarchy due to the use of pricing inputs that are less observable in the marketplace combined with management judgment required for the

assumptions underlying the calculation of value. The Company determined the estimated fair value of the Private Warrants using the Black-Scholes option-pricing model. The table below summarizes the inputs used to calculate the fair value of the warrant liabilities at each of the dates indicated below:

	December 31, 2023		December 31, 2022	
Exercise Price	$	11.50	$	11.50
Stock Price	$	9.73	$	15.14
Dividend Yield		0.00%		0.00%
Expected Term (in Years)		0.20		1.20
Risk-Free Interest Rate		5.31%		4.56%
Expected Volatility		56.00%		70.00%
Per Share Value of Warrants	$	0.44	$	6.35

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2022:

	Private Placement Warrants	
Balance at December 31, 2021	$	1,600
Change in fair value of warrant liabilities		31,735
Additional paid-in-capital reclass for warrant exchange (Note 17)		(23,598)
Balance at December 31, 2022	$	9,737

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2023:

	Private Placement Warrants	
Balance at December 31, 2022	$	9,737
Change in fair value of warrant liabilities		(9,062)
Balance at December 31, 2023	$	675

There were no transfers of financial instruments between the three levels of the fair value hierarchy during the years ended December 31, 2023 and 2022, respectively.

12. Commitments and Contingencies

The Company is involved in various lawsuits or claims in the ordinary course of business. Management is of the opinion that there is no pending claim or lawsuit which, if adversely determined, would have a material impact on the financial condition of the Company.

Refer to Note 13 for disclosure regarding future minimum lease payments over the next five years at December 31, 2023, by year and in the aggregate, under non-cancelable operating leases.

13. Leases

Lessee Accounting

The Company has both finance and operating leases. The finance leases are solely comprised of the Company's commercial-use vehicles, maturing in dates ranging from 2024 to 2026, including expected renewal options. Including all renewal options available to the Company, the lease maturity date may extend on a month-to-month basis for an unlimited period of time. Operating leases consist of land, building, office, certain community units, and equipment leases, maturing in dates ranging from 2024 to 2027, including expected renewal options. Including all renewal options available to the Company, the lease maturity date extends to 2118.

Leases were included on the Company's consolidated balance sheet as follows:

	December 31, 2023	December 31, 2022
Finance Lease:		
Right-of-use assets, net[1]	$ 2,422	$ 2,313
Current portion of finance lease obligations[2]	$ 1,369	$ 1,135
Long-term finance lease obligations[3]	1,024	1,088
Total lease obligation	$ 2,393	$ 2,223
Weighted average remaining lease term	2.0 Years	2.2 Years
Weighted average discount rate	10.31%	6.30%
Operating Leases:		
Right-of-use assets, net[4]	$ 19,698	$ 27,298
Current portion of operating lease obligations	$ 11,914	$ 12,516
Long-term operating lease obligations	8,426	11,104
Total lease obligations[4]	$ 20,340	$ 23,620
Weighted average remaining lease term	2.2 Years	2.8 Years
Weighted average discount rate	8.53%	5.37%

(1) Finance lease right-of-use assets, net are included in other property, plant and equipment, net on the Company's consolidated balance sheets.

(2) Current portion of finance lease obligations are included in current portion of finance lease and other financing obligations on the Company's consolidated balance sheets. As of December 31, 2023 and 2022, this financial statement line item is solely comprised of the current portion of finance lease obligations given the current portion of other financing obligations is $0.

(3) Long-term finance lease obligations are included in long-term finance lease and other financing obligations on the Company's consolidated balance sheets. As of December 31, 2023 and 2022, this financial statement line item is solely comprised of the long-term finance lease obligations given the long-term other financing obligations is $0.

(4) The difference between the operating lease right-of-use assets, net and operating lease obligations, current and long-term, as of December 31, 2022 primarily relates to approximately $3.7 million of unamortized prepaid delivery and installation costs that were paid at or before lease commencement and capitalized to the right-of-use assets in accordance with ASC 842.

The components of lease expense were as follows:

	2023		2022	
Finance lease cost:				
Amortization of right-of-use asset	$	1,454	$	2,647
Interest on lease obligations		212		72
Total finance lease cost	$	1,666	$	2,719
Operating lease cost	$	18,921	$	11,927
Short-term lease cost	$	222	$	8,308
Variable lease cost[1]	$	2,493	$	1,789

(1) Consists primarily of common area maintenance, real estate taxes, utilities, operating expenses and insurance for real estate leases; insurance and personal property expense for equipment leases; and certain vehicle related charges for finance leases. For 2023, the amount of variable lease costs disclosed above also includes approximately $0.1 million of lease costs related to base rent associated with long-term immaterial leases with a present value of total minimum lease payments less than $25,000 with an average remaining lease term of approximately 1.4 years as of December 31, 2023. For 2022, the amount of variable lease costs disclosed above also includes approximately $0.3 million of lease costs related to base rent associated with long-term immaterial leases with a present value of total minimum lease payments less than $25,000 and long-term leases that terminated within 3 months of the implementation date (January 1, 2022) with an average lease term of approximately 1.6 years as of the implementation date.

Supplemental cash flow information related to leases was as follows:

	2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from finance leases	$	212	$	72
Operating cash flows from operating leases[1]	$	14,602	$	15,605
Financing cash flows from finance leases	$	1,404	$	1,008

(1) For 2022, includes approximately $5.9 million of prepaid delivery and installation costs that were paid at or before lease commencement and capitalized to the right-of-use assets in accordance with ASC 842. For 2023, includes approximately $1.1 million of interest, while 2022 includes approximately $1.0 million of interest.

Future maturities of the Company's finance and operating lease obligations at December 31, 2023 were as follows:

	Finance Lease		Operating Leases	
2024	$	1,432	$	12,518
2025		975		5,429
2026		253		3,283
2027		—		608
Total lease payments		2,660		21,838
Less: interest[1]		(267)		(1,498)
Present value of lease obligations	$	2,393	$	20,340

(1) Calculated using the appropriate discount rate for each lease.

Rent expense included in services costs in the consolidated statement of comprehensive income (loss) for cancelable and non-cancelable operating leases was $13.9 million for the year ended December 31, 2021. Rent expense included in the selling, general, and administrative expenses in the consolidated statement of comprehensive income (loss) for cancelable and non-cancelable operating leases was $0.4 million for the year ended December 31, 2021.

14. Rental Income

Lessor Accounting

Certain arrangements contain a lease of lodging facilities ("Lodges") to customers. Rental income from these leases for 2023, 2022 and 2021 was approximately $198.0 million, $168.3 million and $76.9 million, respectively. Each Lodge is leased exclusively to one customer and is accounted for as an operating lease under the authoritative guidance for leases. Revenue related to these lease arrangements is reflected as specialty rental income in the consolidated statements of comprehensive income (loss).

Scheduled future minimum lease payments to be received by the Company as of December 31, 2023 for each of the next five years is as follows:

2024	$ 115,448
2025	34,300
2026	25,657
Total	$ 175,405

The leased assets consists primarily of specialty rental assets with a gross cost of approximately $209.2 million and $199.8 million as of December 31, 2023 and 2022, respectively, with accumulated depreciation of approximately $113.9 million and $90.8 million as of December 31, 2023 and 2022, respectively. The leased assets have a balance net of accumulated depreciation of approximately $95.3 million and $109.0 million as of December 31, 2023 and 2022, respectively, and are included within specialty rental assets, net in the accompanying consolidated balance sheets. Such assets are depreciated consistent with the depreciation methods discussed in Note 1 for specialty rental assets. The corresponding depreciation expense was $23.1 million in 2023, $14.0 million in 2022, and $15.7 million in 2021 and is recognized within depreciation of specialty rental assets in the accompanying consolidated statements of comprehensive income (loss).

15. Related Parties

During the years ended December 31, 2023, 2022 and 2021, respectively, the Company incurred $0, $0, and $0.6 million in commissions owed to related parties, included in selling, general and administrative expense in the accompanying consolidated statements of comprehensive income (loss). The underlying commission agreement driving these charges expired in 2021 and was not renewed; therefore, no amounts were accrued for these commissions on the consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Prior to the closing of the formation of the Company, Mr. Diarmuid Cummins (the "Advisor") provided certain consulting and advisory services (the "Services") to Target's former parent and certain of its affiliated entities (collectively, "Algeco"), including Target. The Advisor was compensated for these Services by Algeco. Following the formation of the Company, the Advisor continued to provide these Services to Algeco and to the Company and is serving as an observer on the board of directors of the Company. The Advisor is currently compensated for these services by Chard Camp Catering Services Ltd. ("Chard"), a wholly-owned subsidiary of the Company. In June 2019, Chard and Algeco Global Sarl ("Algeco Global") entered into a reimbursement agreement, as amended in July 2019, (the "Agreement"), pursuant to which Algeco Global agreed to reimburse Chard for 100% of the total compensation paid by it to the Advisor, from and after January 1, 2019, with such amounts to be paid monthly. The Company and Algeco Global are each majority owned by TDR Capital. The initial term of the Agreement ran through December 31, 2019 and automatically extended for an additional 12 month term. The reimbursement income generated from this agreement for the year ended December 31, 2020 amounted to approximately $1.1 million and was included in the other expense (income), net line within the consolidated statement of comprehensive income (loss). The agreement terminated on December 31, 2020 and was not renewed; therefore, no amounts were reimbursed and no reimbursement income was recognized within the consolidated statement of comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021, respectively, and no amounts are recorded as a related party receivable on the consolidated balance sheets as of December 31, 2023 and 2022, respectively. The related party receivable amount of approximately $1.2 million that was reported on the consolidated balance sheet as of December 31, 2020 was paid in full in March of 2021 and is reflected as an operating cash inflow and

included as a component of net cash provided by operating activities within the accompanying consolidated statement of cash flows for the year ended December 31, 2021. No further income or cash flows are expected from this reimbursement arrangement.

16. Earnings (Loss) per Share

Basic earnings (loss) per share ("EPS" or "LPS") is calculated by dividing net income or loss attributable to Target Hospitality by the weighted average number of shares of Common Stock outstanding during the period. Diluted EPS or LPS is computed similarly to basic net earnings or loss per share, except that it includes the potential dilution that could occur if dilutive securities were exercised. We apply the treasury stock method in the calculation of diluted earnings (loss) per share. The following table reconciles net income (loss) attributable to common stockholders and the weighted average shares outstanding for the basic calculation to the net income (loss) attributable to common stockholders and the weighted average shares outstanding for the diluted calculation for the periods indicated below ($ in thousands, except per share amounts):

| | For the Years Ended | | |
	December 31, 2023	December 31, 2022	December 31, 2021
Numerator			
Net income (loss) attributable to Common Stockholders—basic	$ 173,700	$ 73,939	$ (4,576)
Change in fair value of warrant liabilities	(9,062)	-	-
Net income (loss) attributable to Common Stockholders—diluted	$ 164,638	$ 73,939	$ (4,576)
Denominator			
Weighted average shares outstanding—basic	101,350,910	97,213,166	96,611,022
Dilutive effect of outstanding securities:			
Warrants	1,469,598	-	-
PSUs	500,690	466,563	-
SARs	218,655	-	-
Stock options	494,536	518,409	-
RSUs	1,285,016	1,859,610	-
Weighted average shares outstanding—diluted	105,319,405	100,057,748	96,611,022
Net income (loss) per share—basic	$ 1.71	$ 0.76	$ (0.05)
Net income (loss) per share—diluted	$ 1.56	$ 0.74	$ (0.05)

5,015,898 shares of the 8,050,000 shares of common stock held by the Founders, were placed into escrow subject to release pursuant to the terms of the earnout agreement entered into in connection with the formation of the Company by and between Harry E. Sloan, Jeff Sagansky, Eli Baker and the Company (the "Earnout Agreement"). Upon being placed into escrow, the voting and economic rights of the shares were suspended for the period they were in escrow. Given that the Founders were not entitled to vote or participate in the economic rewards available to the other shareholders with respect to these shares, these shares were not included in the basic and diluted LPS calculations for the year ended December 31, 2021. In accordance with the Earnout Agreement, as of the expiration date of the earnout period (March 15, 2022), the 5,015,898 Founder Shares in escrow had not been released and were cancelled and returned to the Company to be held in treasury. As such, these cancelled shares were reclassed from Common Stock to common stock in treasury and continued to be excluded from the computations of basic and diluted EPS for the years ended December 31, 2023 and 2022.

When liability-classified warrants are in the money and the impact of their inclusion on diluted EPS is dilutive, diluted EPS also assumes share settlement of such instruments through an adjustment to net income available to common stockholders for the fair value (gain) loss on common stock warrant liabilities and inclusion of the number of dilutive shares in the denominator. The Public and Private Warrants representing 8,061,656 and 16,166,650 of the Company's common stock for the years ended December 31, 2022 and 2021, respectively, were excluded from the computation of diluted EPS and LPS because they are considered anti-dilutive. Public and Private Warrants representing a total of

8,044,287 shares of the Company's Common Stock for the year ended December 31, 2023 were included in the computation of diluted EPS because their effect is dilutive as noted in the above table.

As discussed in Note 18, stock-based compensation awards were outstanding for the years ended December 31, 2023, 2022 and 2021, respectively. These stock-based compensation awards were excluded from the computation of diluted LPS for the year ended December 31, 2021 because their effect would have been anti-dilutive. For the year ended December 31, 2022, certain stock-based compensation awards were included in the computation of diluted EPS because their effect is dilutive as noted in the above table. For the year ended December 31, 2023, stock-based compensation awards were included in the computation of diluted EPS because their effect is dilutive as noted in the above table. However, approximately 716,025 of contingently issuable PSUs were excluded from the computation of diluted EPS for the year ended December 31, 2023 as not all necessary conditions for issuance of these PSUs were satisfied, which includes 91,025 of PSUs that did not meet all of the Company's Diversification EBITDA and TSR criteria (see Note 18) and 625,000 of PSUs issued in 2022 that did not meet all of the specified share price thresholds as discussed in Note 18.

Shares of treasury stock have been excluded from the computation of LPS and EPS.

17. Stockholders' Equity

Common Stock

As of December 31, 2023, Target Hospitality had 111,091,266 shares of Common Stock, par value $0.0001 per share issued and 101,660,601 outstanding. Each share of Common Stock has one vote, except the voting rights related to the 5,015,898 of Founder Shares that were placed in escrow were suspended subject to release pursuant to the terms of the Earnout Agreement. As of the expiration date of the earnout period (March 15, 2022), the 5,015,898 Founder Shares in escrow had not been released and were cancelled and returned to the Company to be held in treasury pursuant to the terms of the Earnout Agreement. As such, these cancelled Founder Shares were reclassed from Common Stock to common stock in treasury during the year ended December 31, 2022 as presented in the accompanying consolidated statements of changes in stockholders' equity.

Preferred Shares

Target Hospitality is authorized to issue 1,000,000 preferred shares with par value of $0.0001 per share. As of December 31, 2023, no preferred shares were issued or outstanding.

Public Warrants

On January 17, 2018, PEAC sold 32,500,000 units at a price of $10.00 per unit (the "Units") in its initial public offering (the "Public Offering"), including the issuance of 2,500,000 Units as a result of the underwriters' partial exercise of their overallotment option. Each Unit consisted of one Class A ordinary share of PEAC, par value $0.0001 per share (the "Public Shares"), and one-third of one warrant to purchase one ordinary share (the "Public Warrants").

Each Public Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $11.50 per share. No fractional shares will be issued upon exercise of the Public Warrants. If upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will upon exercise, round down to the nearest whole number, the number of shares to be issued to the Public Warrant holder. Each Public Warrant became exercisable 30 days after the formation of the Company.

As of December 31, 2021, the Company had 10,833,316 Public Warrants issued and outstanding with the same terms as described above. During the year ended December 31, 2022, holders of Public Warrants exercised 7,101 Public Warrants for shares of Common Stock resulting in the Company receiving cash proceeds of approximately $0.1 million and issuing 7,101 shares of Common Stock. During the year ended December 31, 2022, holders exchanged 4,297,893 Public Warrants for shares of common stock as part of the Warrant Exchange discussed below. As of December 31, 2022, the Company had 6,528,322 Public Warrants issued and outstanding.

During the year ended December 31, 2023, holders of Public Warrants exercised 17,369 Public Warrants for shares of Common Stock resulting in the Company receiving cash proceeds of approximately $0.2 million and issuing 17,369 shares of Common Stock. As of December 31, 2023, the Company had 6,510,953 Public Warrants issued and outstanding, which expire on March 15, 2024.

Warrant Exchange

On November 18, 2022, the Company commenced an offer to exchange the Public and Private Warrants for shares of its common stock in a cashless transaction (the "Warrant Exchange"). In the offer, each warrant holder had the opportunity to receive 0.37 shares of Common Stock, par value $0.0001 per share, of the Company in exchange for each warrant tendered by the holder and exchanged pursuant to the offer.

The Warrant Exchange offer expired on December 16, 2022 and a total of 8,097,893 of the outstanding Public and Private Warrants were tendered and accepted for exchange, which consisted of 4,297,893 Public Warrants and 3,800,000 Private Warrants. Pursuant to the terms of the Warrant Exchange, the Company issued 2,996,201 shares of Common Stock on December 22, 2022. In lieu of issuing fractional shares of Common Stock, the Company paid $319 in cash to holders of warrants who would otherwise have been entitled to receive fractional shares, after aggregating all such fractional shares of such holder, in an amount equal to such fractional part of a share multiplied by the last sale price of a share of the Company's Common Stock on December 16, 2022. In connection with the Warrant Exchange, the Company capitalized $2.3 million of offering expenses within additional paid-in capital in December 2022, which resulted in a reduction to additional paid-in capital.

In connection with the Warrant Exchange, the 3,800,000 Private Warrants exchanged for Common Stock as discussed above, were marked to their estimated fair value of approximately $23.6 million through the Warrant Exchange closing date on December 22, 2022 with the change in the estimated fair value during the year ended December 31, 2022 recognized as change in fair value of warrant liabilities in the accompanying consolidated statement of comprehensive income (loss) for the year ended December 31, 2022. On the closing date of the Warrant Exchange, the estimated fair value of the exchanged Private Warrants of approximately $23.6 million were reclassified to additional paid-in-capital within the stockholders' equity section from warrant liabilities, which resulted in a reduction to warrant liabilities and an increase to additional paid-in-capital in the accompanying consolidated balance sheet as of December 31, 2022.

Common Stock in Treasury

On August 15, 2019, the Company's board of directors approved the 2019 Share Repurchase Program ("2019 Plan"), authorizing the repurchase of up to $75.0 million of our Common Stock from August 30, 2019 to August 15, 2020. During the year ended December 31, 2019, the Company repurchased 4,414,767 shares of our Common Stock for an aggregated price of approximately $23.6 million. As of August 15, 2020, the 2019 Plan had a remaining capacity of approximately $51.4 million. The 2019 Plan terminated on August 15, 2020 and was not renewed.

On November 3, 2022, the Company's Board of Directors approved a stock repurchase program that authorizes the Company to repurchase up to $100 million of its outstanding shares of common stock. The stock repurchase program does not obligate the Company to purchase any particular number of shares, and the timing and exact amount of any repurchases will depend on various factors, including market pricing and conditions, business, legal, accounting, and other considerations.

The Company may repurchase its shares in open market transactions from time to time or through privately negotiated transactions in accordance with federal securities laws, at the Company's discretion. The repurchase program, which has no expiration date, may be increased, suspended, or terminated at any time. The program is expected to be implemented over the course of several years and is conducted subject to the covenants in the agreements governing the Company's indebtedness. No share repurchases were made during the years ended December 31, 2023 and 2022, respectively.

18. Stock-Based Compensation

On March 15, 2019, the Company's board of directors approved the Plan, under which 4,000,000 of the Company's shares of Common Stock were reserved for issuance pursuant to future grants of share awards. The expiration date of the Plan, on and after which date no awards may be granted, is March 15, 2029.

On March 4, 2020, the Compensation Committee adopted a new form of Executive Nonqualified Stock Option Award Agreement (the "Stock Option Agreement") and a new form of Executive Restricted Stock Unit Agreement (the "RSU Agreement" and together with the Stock Option Agreement, the "Award Agreements") with respect to the granting of nonqualified stock options and restricted stock units, respectively, granted under the Plan. The new Award Agreements will be used for all awards to executive officers made on or after March 4, 2020.

The Award Agreements have material terms that are substantially similar to those in the forms of award agreements last approved by the Compensation Committee and disclosed by the Company, except for the following: under the new Award Agreements, if the participant's employment or service terminates due to Retirement (as defined in the Plan), and the participant has been continuously employed by the Company for at least twelve months following the grant date, then any portion of the participant's awarded securities scheduled to become vested within twelve months after the participant's termination date shall be vested on his or her termination date.

On February 25, 2021, the Compensation Committee adopted a new form Executive Restricted Stock Unit Agreement (the "RSU Agreement") and a form Executive Stock Appreciation Rights Award Agreement (the "SAR Agreement" and together with the RSU Agreement, the "RSU and SAR Agreements") with respect to the granting of restricted stock units and stock appreciation rights, respectively, under the Plan. The new RSU and SAR Agreements will be used for all awards to executive officers made on or after February 25, 2021.

The RSU Agreement has material terms that are substantially similar to those in the form Executive Restricted Stock Unit Agreement last approved by the Compensation Committee and previously disclosed by the Company, except for the following: (x) 50% of the restricted stock units (each an "RSU") will vest on the second grant date anniversary and 50% of the RSUs will vest on the third grant date anniversary and (y) if the participant's employment or service terminates due to Retirement (as defined in the Plan), and the participant has been continuously employed by the Company for at least twelve months following the grant date, then a pro-rata portion of the participant's RSUs scheduled to vest on the next following vesting date shall vest on his or her termination date based on completed calendar months since either (a) the grant date or (b) the initial vesting date, as applicable.

The SAR Agreement has material terms that are substantially similar to those in the form Executive Nonqualified Stock Option Award Agreement last approved by the Compensation Committee and previously disclosed by the Company, except for the following: (x) the change in the equity instrument to a stock appreciation right ("SAR"), which may be settled in shares or cash, (y) 50% of the SARs will vest on the second grant date anniversary and 50% of the SARs will vest on the third grant date anniversary, and (z) if the participant's employment or service terminates due to Retirement (as defined in the Plan), then (a) if the participant has been continuously employed by the Company for at least twelve months following the grant date, then a pro-rata portion of the SARs scheduled to become vested on the next vesting date shall be vested on the participant's termination date based on completed calendar months since either (i) the grant date or (ii) the initial vesting date, as applicable; (b) following the application of clause (a), the unvested portion of the SARs shall expire upon such termination of employment or service and (c) the participant may exercise the vested portion of the SARs, but only within such period of time ending on the earlier of (i) two years following such termination of employment or service, or (ii) the Expiration Date (as defined in the SAR Agreement).

On February 24, 2022, the Compensation Committee adopted a new form Executive Restricted Stock Unit Agreement (the "RSU Agreement") and a new form Executive Performance Stock Unit Agreement (the "PSU Agreement" and together with the RSU Agreement, the "RSU and PSU Agreements") with respect to the granting of RSUs and PSUs, respectively, under the Plan. The new RSU and PSU Agreements will be used for all awards to executive officers made on or after February 24, 2022.

The RSU Agreement has material terms that are substantially similar to those in the form Executive Restricted Stock Unit Agreement last approved by the Compensation Committee and previously disclosed by the Company, except for the following: (x) the RSUs will vest in four equal installments on each of the first four anniversaries of the grant date and (y) if approval by the Company's shareholders of the proposed increase in the number of shares available for issuance under the Plan at the 2022 annual meeting of the Company's shareholders was not received, then all payments under the RSU Agreement would have been made in cash. However, such approval to increase the number of shares available for issuance under the Plan was received at the 2022 annual meeting as noted below.

Each PSU awarded under the PSU Agreement represents the right to receive one share of the Company's Common Stock, or, at the Compensation Committee's sole discretion, cash or part cash and part common stock with the cash amount equal to the fair market value of the common stock as of the date on which the restricted period ends. PSUs vest and become unrestricted on the third anniversary of the grant date. The number of PSUs that vest range from 0% to 150% of the Target Level (as defined in the PSU Agreement) depending upon the achievement of specified three-year cumulative operating cash flow amounts as determined based on the net cash flow from operations disclosed in the Company's Annual Reports on Form 10-K for the period from January 1, 2022 through December 31, 2024. Vesting of PSUs is contingent upon the executive's continued employment through the vesting date, unless the executive's employment is terminated by reason of death, without Cause, for Good Reason, or in the event of a Change in Control (each term as defined in the Plan).

On May 19, 2022, the Company's stockholders approved an amendment to the Plan to increase the number of shares authorized under the plan by 4,000,000 shares. As a result of this, the Company reclassified all of the outstanding liability-based RSUs and PSUs from accrued liabilities and other non-current liabilities to additional paid-in capital based on the change in the ability to settle these awards in shares upon vesting as a result of the additional shares added to the Plan. The reclassified amount of these awards at the date of this change was approximately $2.4 million and is included in the accompanying consolidated statements of changes in stockholders' equity for the year ended December 31, 2022.

On May 24, 2022 and July 12, 2022, the Compensation Committee adopted another form of PSU Award Agreement with respect to awarding PSUs. The award agreement is substantially similar to the PSU agreement adopted on February 24, 2022 except for the number of PSUs that vest are determined based upon the achievement of specified share prices over the period between the grant date and June 30, 2025. Participants will earn a corresponding number of PSUs upon the achievement of specified share price thresholds, the first of which is $12.50 per share. If all Performance Goals (as defined in the Agreement) are met during the performance period then the participant will be entitled to receive a maximum number of PSUs awarded.

On February 28, 2023, the Compensation Committee adopted a new form Executive RSU Agreement and a new form Executive PSU Agreement with respect to the granting of RSUs and PSUs, respectively, under the Plan. The new Award Agreements will be used for all awards to executive officers made on or after March 1, 2023.

The new form Executive RSU Agreement has material terms that are substantially similar to those in the form Executive Restricted Stock Unit Agreement last approved by the Compensation Committee and previously disclosed by the Company.

Each PSU awarded under the new form Executive PSU Agreement represents the right to receive one share of the Company's common stock, par value $0.0001 per share. PSUs vest and become unrestricted on the third anniversary of the grant date. The number of PSUs that vest pursuant to the new form Executive PSU Agreement is based on the Company's Total Shareholder Return (the "TSR Based Award") performance and the Company's Diversification EBITDA (as defined in the new form Executive PSU Agreement) (the "Diversification EBITDA Based Award"), each measured based on the applicable Performance Period specified in the new form Executive PSU Agreement. The number of PSUs that vest pursuant to the TSR Based Award range from 0% to 200% of the Target Level (as defined in the new form Executive PSU Agreement) depending upon the achievement of a specified percentile rank during the applicable Performance Period. The number of PSUs that vest pursuant to the Diversification EBITDA Based Award range from 0% to 200% of the Target Level (as defined in the new form Executive PSU Agreement) depending upon the Company's Qualifying EBITDA (as defined in the new form Executive PSU Agreement) during the applicable Performance Period. Vesting of PSUs is contingent upon the executive's continued employment through the vesting date, unless the executive's

employment is terminated by reason of death, without Cause, for Good Reason, or in the event of a Change in Control (each term as defined in the Plan).

Restricted Stock Units

Beginning on May 21, 2019, the Compensation Committee began granting time-based RSUs to the Company's executive officers, certain other employees, and directors. Each RSU represents a contingent right to receive, upon vesting, one share of the Company's Common Stock or its cash equivalent, as determined by the Compensation Committee. These RSU awards granted to executive officers and other employees generally vest in four equal installments on each of the first four anniversaries of the grant date, except for the RSUs granted on February 25, 2021 discussed below, whereby 50% vest on the second grant date anniversary and 50% vest on the third grant date anniversary. The RSU awards granted to non-employee directors of the board, except as otherwise noted below, generally vest over one year on the anniversary of the date of grant or the date of the first annual meeting of the stockholders following the grant date, whichever is sooner. The following summarizes the RSU activity during the years ended December 31, 2021, 2022, and 2023:

On February 25, 2021, the Compensation Committee granted time-based RSUs to the Company's executive officers and certain other employees. The number of RSUs granted to named executive officers and certain other employees totaled 1,134,524. Also, in August 2021, 30,899 of additional time-based RSUs were granted to certain of the Company's other employees.

Additionally, on May 18, 2021, the Company awarded an aggregate of 326,926 time-based RSUs to each of the Company's non-employee directors, which vest on the first grant date anniversary or, if earlier, the date of the 2022 Annual Meeting of the Stockholders. Also, on August 4, 2021 and September 20, 2021, the Company awarded 22,087 and 17,351 time-based RSUs, respectively, to two new non-employee directors, which have the same vesting schedule as those issued on May 18, 2021.

Due to certain non-employee director resignations and as permitted by the Plan, effective December 31, 2021, the Board approved the accelerated vesting of 115,386 RSUs granted on May 18, 2021.

On January 3, 2022, the Compensation Committee awarded 10,861 time-based RSUs to one of the Company's non-employee directors, which vested in full during the six months ended June 30, 2022.

On February 24, 2022, the Compensation Committee awarded an aggregate of 1,085,548 time-based RSUs to the Company's executive officers and certain other employees.

On May 19, 2022, the Compensation Committee awarded an aggregate of 159,766 time-based RSUs to the Company's non-employee directors, which vest in full on May 19, 2023 or, if earlier, the date of the first Annual Meeting of the Stockholders of the Company following the Grant Date.

On September 6, 2022, the Compensation Committee awarded 4,969 time-based RSUs to an employee of the Company.

For the year ended December 31, 2022, as approved by the Compensation Committee, 116,837 of the employee related vested RSUs were paid in cash in the amount of $0.4 million based on the closing price of the Company's Common Stock on the vesting date.

On March 1, 2023, the Compensation Committee awarded an aggregate of 214,901 time-based RSUs to the Company's executive officers and certain other employees.

On April 17, 2023, the Compensation Committee awarded 2,383 time-based RSUs to one of the Company's employees.

On May 18, 2023, the Compensation Committee awarded an aggregate of 57,616 time-based RSUs to certain of the Company's non-employee directors, which vest in full on the first anniversary of the grant date or, if earlier, the date of the first annual meeting of the stockholders of the Company following the grant date.

On June 19, 2023, the Compensation Committee awarded a newly appointed non-employee director 6,875 RSUs which vest in full on May 18, 2024, or, if earlier, the date of the 2024 annual meeting of the stockholders of the Company. Due to a certain non-employee director resignation and as permitted by the Plan, effective June 19, 2023, the Board approved the accelerated vesting of 7,888 RSUs granted on May 18, 2023.

On July 10, 2023, an aggregate of 6,074 time-based RSUs were awarded to certain of the Company's employees.

For the years ended December 31, 2021, 2022, and 2023, respectively, certain of the Company's employees surrendered RSUs owned by them to satisfy their statutory minimum federal and state tax obligations associated with the vesting of RSUs issued under the Plan.

The table below represents the changes in RSUs for the year ended December 31, 2023:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Balance at December 31, 2022	2,658,581	$ 2.98
Granted	287,849	15.14
Vested	(1,162,729)	3.40
Forfeited	(101,495)	4.91
Balance at December 31, 2023	1,682,206	$ 4.65

The total fair value of RSUs vested during the years ended December 31, 2023, 2022 and 2021 was $17.7 million, $2.0 million, and $2.1 million, respectively. The weighted-average grant date fair value per RSU of RSUs granted during the years ended December 31, 2023, 2022 and 2021 was $15.14, $3.40, and $2.10, respectively. RSUs granted during the years ended December 31, 2023, 2022 and 2021 were 287,849; 1,261,129; and 1,531,787; respectively.

Stock-based compensation expense for these RSUs recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2023 was approximately $5.2 million, with an associated tax benefit of approximately $1.3 million. Stock-based compensation expense for these RSUs recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 was approximately $5.4 million, with an associated tax benefit of approximately $1.4 million. Stock-based compensation expense for these RSUs recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2021 was approximately $3.1 million, with an associated tax benefit of approximately $0.7 million. At December 31, 2023, unrecognized compensation expense related to RSUs totaled approximately $6.5 million and is expected to be recognized over a remaining term of approximately 2.39 years.

Performance Stock Units

On February 24, 2022, the Company awarded an aggregate of 245,017 time and performance-based PSUs to certain of the Company's executive officers and management, which vest upon satisfaction of continued service with the Company until the third anniversary of the Grant Date and attainment of Company cash flow performance criteria as previously defined.

On May 24, 2022, the Company and the Company's President and Chief Executive Officer, James B. Archer, entered into the Executive Performance Stock Unit Agreement (the "Archer PSU Agreement") in connection with Mr. Archer's previously disclosed intention to continue to serve as President and Chief Executive Officer of the Company and as a member of the Company's Board of Directors. Each PSU awarded under the Agreement represents the right to receive one share of the Company's common stock. The PSUs awarded pursuant to the Archer PSU Agreement vest and become unrestricted on June 30, 2025. The number of PSUs that vest are determined based upon the achievement of specified share prices over the period between the grant date and June 30, 2025 (the "Performance Period"). Mr. Archer will earn a corresponding number of PSUs upon the achievement of specified share price thresholds, the first of which is $12.50 per share. If all Performance Goals (as defined in the Archer PSU Agreement) are met during the Performance Period, Mr. Archer will be entitled to receive a maximum of 500,000 PSUs. Vesting is contingent upon Mr. Archer's continued

employment through the vesting date, unless Mr. Archer's employment is terminated by reason of death or Disability, without Cause, for Good Reason, or in the event of a Qualifying Termination in connection with a Change in Control (each term as defined in the Plan, as amended, or Mr. Archer's employment agreement with the Company, as amended). These PSUs were valued using a Monte Carlo simulation with the following assumptions on the grant date: the expected volatility was approximately 53.82%, the term was 3.10 years, the dividend rate was 0.0% and the risk-free interest rate was approximately 2.65%, which resulted in a calculated fair value of approximately $2.21 per PSU as of the grant date.

On July 12, 2022, the Compensation Committee granted 750,000 PSUs aimed at retaining, motivating and incentivizing certain of the Company's executive officers, including its named executive officers ("NEOs"), under and pursuant to the Plan.

The form of agreement with respect to the granting of the PSUs has material terms that are substantially similar to those in the Archer PSU Agreement. Such PSUs represent the right to receive one share of the Company's common stock, par value $0.0001 per share. PSUs vest and become unrestricted on June 30, 2025. The number of PSUs that vest is determined based upon the achievement of specified share prices over the Performance Period. The executives will each earn a corresponding number of PSUs upon the achievement of specified share price thresholds, the first of which is $12.50 per share. If all Performance Goals (as defined in the applicable award agreement) are met during the Performance Period, the executives will be entitled to receive the maximum PSUs granted to them. Vesting is contingent upon the applicable executive's continued employment through the vesting date, unless the applicable executive's employment is terminated by reason of death or Disability, without Cause, for Good Reason, or in the event of a Qualifying Termination in connection with a Change in Control (each term as defined in the Plan, or each executive's employment agreement, as amended, with the Company). These PSUs were valued using a Monte Carlo simulation with the following assumptions on the grant date: the expected volatility was approximately 55.76%, the term was 2.97 years, the dividend rate was 0.0% and the risk-free interest rate was approximately 3.05%, which resulted in a calculated fair value of approximately $6.96 per PSU as of the grant date.

On March 1, 2023, the Company awarded an aggregate of 91,025 time and performance-based PSUs to certain of the Company's employees, which vest upon satisfaction of continued service with the Company until the third anniversary of the Grant Date and attainment of Company performance criteria. These PSUs were valued using a Monte Carlo simulation with the following assumptions on the grant date: the expected volatility was approximately 45.86%, the term was 2.84 years, the correlation coefficient was 0.6210, the dividend rate was 0.0% and the risk-free interest rate was approximately 4.60%, which resulted in a calculated fair value of approximately $20.66 per PSU as of the grant date.

The table below represents the changes in PSUs for the year ended December 31, 2023:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Balance at December 31, 2022	1,495,017	$ 4.72
Granted	91,025	17.82
Forfeited	(227,174)	6.90
Balance at December 31, 2023	1,358,868	$ 5.23

The weighted-average grant date fair value per PSU of PSUs granted during the years ended December 31, 2023 and 2022 was $17.82 and $4.72, respectively. PSUs granted during the years ended December 31, 2023 and 2022 were 91,025 and 1,495,017; respectively.

Stock-based compensation expense for these PSUs recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2023 was approximately $2.6 million with an associated tax benefit of $0.8 million. Stock-based compensation expense for these PSUs recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 was approximately $1.5 million with an associated tax benefit of $0.3 million. At December 31, 2023, unrecognized compensation expense related to PSUs totaled approximately $4.3 million and is expected to be recognized over a remaining term of approximately 1.60 years.

Stock Option Awards

On May 21, 2019, the Compensation Committee granted 482,792 time-based stock option awards to certain employees.

On September 3, 2019 the Compensation Committee made an additional grant of 171,429 time-based stock options to our Chief Financial Officer.

Additionally, on March 4, 2020 the Compensation Committee granted 1,140,873 time-based stock option awards to certain employees. Each option represents the right upon vesting, to buy one share of the Company's common stock, par value $0.0001 per share, for $4.51 to $10.83 per share. The stock options vest in four equal installments on each of the first four anniversaries of the grant date and expire ten years from the grant date.

The table below represents the changes in stock options for the year ended December 31, 2023:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Contractual Life (Years)	Intrinsic Value
Outstanding Options at December 31, 2022	1,510,661	$ 6.13	6.86	$ 13,615
Forfeited	(19,841)	4.51	-	-
Exercised	(750,381)	5.76	-	8,268
Outstanding Options at December 31, 2023	740,439	$ 6.55	5.17	$ 2,570

492,426 shares were exercisable at December 31, 2023 with a weighted average exercise price per share of $7.58 and an intrinsic value of $1.28 million. The total fair value of stock option awards vested during the years ended December 31, 2023, 2022 and 2021 was $0.8 million, $0.8 million, and $0.8 million, respectively.

Stock-based compensation expense for these stock option awards recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2023 was approximately $0.5 million with an associated tax benefit of approximately $0.1 million. Stock-based compensation expense for these stock option awards recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 was approximately $0.8 million with an associated tax benefit of approximately $0.2 million. Stock-based compensation expense for these stock option awards recognized in selling, general and administrative expense in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2021 was approximately $0.8 million with an associated tax benefit of approximately $0.2 million. At December 31, 2023, unrecognized compensation expense related to stock options totaled approximately $0.1 million and is expected to be recognized over a remaining term of approximately 0.18 years.

The fair value of each option award at the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Assumptions
Weighted average expected stock volatility (range)	25.94–30.90%
Expected dividend yield	0.00%
Expected term (years)	6.25%
Risk-free interest rate (range)	0.82–2.26
Exercise price (range)	$ 4.51–10.83

The volatility assumption used in the Black-Scholes option-pricing model is based on peer group volatility as the Company does not have a sufficient trading history as a stand-alone public company to calculate volatility. Additionally, due to an insufficient history with respect to stock option activity and post vesting cancellations, the expected term assumption is based on the simplified method permitted under SEC rules, whereby, the simple average of the vesting period for each tranche of award and its contractual term is aggregated to arrive at a weighted average expected term for the award. The

risk-free interest rate used in the Black-Scholes model is based on the implied US Treasury bill yield curve at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a dividend on its shares of common stock.

Stock-based payments are subject to service based vesting requirements and expense is recognized on a straight-line basis over the vesting period. Forfeitures are accounted for as they occur.

Stock Appreciation Right Awards

On February 25, 2021, the Compensation Committee granted SARs to certain of the Company's executive officers and other employees. Each SAR represents a contingent right to receive, upon vesting, payment in cash or the Company's Common Stock, as determined by the Compensation Committee, in an amount equal to the difference between (a) the fair market value of a Common Share on the date of exercise, over (b) the grant date price. The number of SARs granted to certain named executive officers and certain other employees totaled 1,578,537 (including 26,906 granted on August 5, 2021).

As approved by the Compensation Committee, 755,436 of the employee related exercised SARs shown in the table below were paid in cash in the amount of $10.0 million based on the difference between (a) the fair market value of a share of Common Stock on the date of exercise, over (b) the grant date price; during the first quarter of 2023.

During the third quarter of 2023, as approved by the Compensation Committee, 13,453 of the employee related exercised SARs shown in the table below were paid in cash in the amount of $0.1 million based on the difference between (a) the fair market value of a share of Common Stock on the date of exercise, over (b) the grant price.

The following table summarizes SARs outstanding at December 31, 2023:

	Number of Units	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding SARs at December 31, 2022	1,537,776	$ 1.82	8.17
Forfeited	(54,348)	1.79	-
Exercised	(768,889)	1.82	-
Outstanding SARs at December 31, 2023	714,539	$ 1.82	7.17

Under the authoritative guidance for stock-based compensation, these SARs are considered liability-based awards. The Company recognized a liability, associated with its SARs of approximately $5.4 million as of December 31, 2023, all of which is included in accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2023. The liability associated with these SAR awards recognized as of December 31, 2022 was approximately $12.6 million as of December 31, 2022, of which approximately $6.3 million is included in accrued liabilities and approximately $6.3 million is included in other non-current liabilities in the accompanying consolidated balance sheet as of December 31, 2022. These SARs were valued using the Black-Scholes option pricing model with the following assumptions on the grant date: the expected volatility was approximately 43.5%, the term was 6.25 years, the dividend yield was 0.0% and the risk-free rate was approximately 1.07%, which resulted in a calculated fair value of approximately $0.78 per SAR as of the grant date. The fair value of these liability awards will be remeasured at each reporting period until the date of settlement. At December 31, 2023, these SARs were valued using the Black-Scholes option pricing model with the following assumptions for awards granted on February 25, 2021 and August 5, 2021, respectively: the expected volatility was approximately 35.78% and 53.39%, the term was 0.08 years and 0.30 years, the dividend yield was 0.0% and 0.0%, the risk-free rate was approximately 5.52% and 5.33%, and the exercise price was $1.79 and $3.54, which resulted in a calculated fair value of approximately $7.95 and $6.25 per SAR, respectively, as of December 31, 2023. At December 31, 2022, these SARs were valued using the Black-Scholes option pricing model with the following assumptions for awards granted on February 25, 2021 and August 5, 2021, respectively: the expected volatility was approximately 46.86% and 47.27%, the term was 0.65 years and 1.10 years, the dividend yield was 0.0% and 0.0%, the risk-free rate was approximately 4.70% and 4.65%, and the exercise price was $1.79 and $3.54, which resulted in a calculated fair value of approximately $13.40 and $11.78 per SAR, respectively, as of December 31, 2022.

The estimated weighted-average fair value of each SAR as of December 31, 2023 and December 31, 2022 was $7.96 and $13.61, respectively. Increases and decreases in stock-based compensation expense are recognized over the vesting period, or immediately for vested awards. For the year ended December 31, 2023, the Company recognized compensation expense related to these awards of approximately $2.9 million in selling, general and administrative expense in the consolidated statement of comprehensive income (loss). For the year ended December 31, 2022, the Company recognized compensation expense related to these awards of approximately $11.4 million in selling, general and administrative expense in the consolidated statement of comprehensive income (loss). For the year ended December 31, 2021, the Company recognized compensation expense related to these awards of approximately $1.2 million in selling, general and administrative expense in the consolidated statement of comprehensive income (loss). At December 31, 2023, unrecognized compensation expense related to SARs totaled approximately $0.8 million and is expected to be recognized over a remaining term of approximately 0.18 years. At December 31, 2023 and December 31, 2022, the intrinsic value of the SARs was $5.6 million and $20.5 million, respectively.

The volatility assumption used in the Black-Scholes option-pricing model is based on peer group volatility as the Company does not have a sufficient trading history as a stand-alone public company to calculate volatility. Additionally, due to an insufficient history with respect to stock appreciation right activity and post vesting cancellations, the expected term assumption on the grant date is based on the simplified method permitted under SEC rules, whereby, the simple average of the vesting period for each tranche of award and its contractual term is aggregated to arrive at a weighted average expected term for the award. The risk-free interest rate used in the Black-Scholes model is based on the implied US Treasury bill yield curve at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a dividend on its shares of common stock.

Stock-based payments are subject to service based vesting requirements and expense is recognized on a straight-line basis over the vesting period. Forfeitures are accounted for as they occur.

19. Retirement Plans

We offer a defined contribution 401(k) retirement plan to substantially all of our U.S. employees. Participants may contribute from 1% to 90% of eligible compensation, inclusive of pretax and/or Roth deferrals (subject to Internal Revenue Service limitations), and we make matching contributions under this plan on the first 5% of the participant's compensation (100% match of the first 3% employee contribution and 50% match on the next 2% contribution). Our matching contributions fully vest upon participation. We recognized expense of $1.1 million, $0.9 million and $0.7 million related to matching contributions under our various defined contribution plans during the years ended December 31, 2023, 2022 and 2021, respectively.

20. Business Segments

The Company has six operating segments, none of which qualify for aggregation. Four of the segments were disclosed as reportable segments in 2022, based on the 10% tests. The aggregate external revenues of these reportable segments exceeded 75% of the Company's consolidated revenues. The remaining operating segments were combined in the "All Other" category. In 2023, two of the four operating segments ("TCPL Keystone" and "HFS–Midwest") that were disclosed as reportable segments in 2022 became quantitatively immaterial as they did not exceed the threshold for any of the 10% tests and are now combined in the "All Other" category in 2023. As such, in 2023 and for all comparison periods, the Company has two reportable segments and the aggregate external revenues of these two reportable segments exceed 75% of the Company's consolidated revenues in all periods presented.

As of June 30, 2021, the Company changed the names of select reportable segments to appropriately align with its diversified hospitality and facilities service offerings. The segments formerly known as Permian Basin and Bakken Basin are now referred to as HFS–South and HFS–Midwest, respectively. As mentioned above, the HFS–Midwest segment is now combined in the "All Other" category in 2023. All other reportable segment names remain unchanged.

The Company is organized primarily on the basis of geographic region and customer industry group and operates in two reportable segments. These reportable segments are also operating segments. Resources are allocated, and performance is assessed by our CEO, whom we have determined to be our Chief Operating Decision Maker (CODM).

Our remaining operating segments have been consolidated and included in an "All Other" category.

The following is a brief description of our reportable segments and a description of business activities conducted by All Other.

HFS–South—Segment operations consist primarily of specialty rental and vertically integrated hospitality services revenue from customers in the natural resources and development industry located primarily in Texas and New Mexico.

Government—Segment operations consist primarily of specialty rental and vertically integrated hospitality services revenue from customers with Government contracts located in Texas.

All Other—Segment operations consist primarily of revenue from specialty rental and vertically integrated hospitality services revenue from customers primarily in the natural resources and development industry located outside of the HFS–South segment.

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies" for the Company in Note 1. The Company evaluates performance of their segments and allocates resources to them based on revenue and adjusted gross profit. Adjusted gross profit for the CODM's analysis includes the services and specialty rental costs in the financial statements and excludes depreciation, loss on impairment, and certain severance costs.

The table below presents information about reported segments for the years ended December 31:

2023

	HFS–South		Government		All Other		Total
Revenue	$	148,677	$	403,724	$	11,207 (a) $	563,608
Adjusted gross profit	$	51,444	$	332,480	$	(1,974)	$	381,950
Capital expenditures	$	33,729	$	30,363	$	514	
Total Assets	$	184,453	$	207,409	$	30,987	$	422,849

2022

	HFS–South		Government		All Other		Total
Revenue	$	132,373	$	360,294	$	9,318 (a) $	501,985
Adjusted gross profit	$	54,558	$	246,598	$	(1,195)	$	299,961
Capital expenditures	$	8,686	$	130,871	$	339	
Total Assets	$	176,637	$	217,029	$	34,722	$	428,388

2021

	HFS–South		Government		All Other		Total
Revenue	$	116,958	$	156,250	$	18,129 (a) $	291,337
Adjusted gross profit	$	52,344	$	94,801	$	7,814	$	154,959
Capital expenditures	$	8,835	$	27,525	$	207	

(a) Revenues from operating segments below the quantitative thresholds are reported in the "All Other" category previously described.

A reconciliation of total segment adjusted gross profit to total consolidated income (loss) before income taxes for years ended as of the dates indicated below, is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Total reportable segment adjusted gross profit	$ 383,924	$ 301,156	$ 147,145
Other adjusted gross profit	(1,974)	(1,195)	7,814
Depreciation and amortization	(83,977)	(67,665)	(70,519)
Selling, general, and administrative expenses	(56,126)	(57,893)	(46,461)
Other income (expense), net	(1,241)	(36)	(880)
Loss on extinguishment of debt	(2,279)	-	-
Interest expense, net	(22,639)	(36,323)	(38,704)
Change in fair value of warrant liabilities	9,062	(31,735)	(1,067)
Consolidated income (loss) before income taxes	$ 224,750	$ 106,309	$ (2,672)

A reconciliation of total segment assets to total consolidated assets as of December 31, 2023 and 2022, respectively, is as follows:

	2023	2022
Total reportable segment assets	$ 391,862	$ 393,666
Other assets	32,871	36,399
Other unallocated amounts	269,620	341,662
Total Assets	$ 694,353	$ 771,727

Other unallocated assets are not included in the measure of segment assets provided to or reviewed by the CODM for assessing performance and allocating resources, and as such, are not allocated. Other unallocated assets consist of the following as reported in the consolidated balance sheets of the Company as of the dates indicated below:

	December 31, 2023	December 31, 2022
Total current assets	$ 180,500	$ 236,379
Other intangible assets, net	66,282	75,182
Operating lease right-of-use assets, net	19,698	27,298
Deferred financing costs revolver, net	2,479	896
Other non-current assets	661	1,907
Total other unallocated amounts of assets	$ 269,620	$ 341,662

For 2023, 2022, and 2021, revenues from the Company's Government segment were from two customers and represented approximately $403.7 million, $360.3 million, and $156.3 million of the Company's consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively. Revenues from one customer within the Government segment represented approximately 62%, 61%, and 35% of the Company's consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively. Revenues from another customer within the Government segment represented approximately 9.9%, 11%, and 19% of the Company's consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

There were no single customers from the HFS–South segment for the years ended December 31, 2023, 2022 and 2021 that represented 10% or more of the Company's consolidated revenues. There were no revenues generated from transactions between reportable operating segments for the years ended December 31, 2023, 2022, and 2021, respectively.

21. Subsequent Events

On November 3, 2022, the Company's Board of Directors approved a stock repurchase program that authorizes the Company to repurchase up to $100 million of its outstanding shares of Common Stock. Commencing on January 5, 2024 through March 8, 2024, the Company repurchased 1,895,463 shares of Common Stock for an aggregated price of approximately $17.8 million. This repurchase program may be suspended from time to time, modified, extended or discontinued at certain times. Purchases under the repurchase program may be made from time to time in open market or privately negotiated transactions, and will be subject to market conditions, applicable legal requirements, contractual obligations and other factors. Any shares of common stock repurchased will be held as treasury shares.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements on any matters of accounting principles or financial statement disclosure between us and our independent auditors during our two most recent fiscal years or any subsequent interim period.

Item 9A. Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, the Company's management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon this evaluation, the Company's management and our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of December 31, 2023 at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this assessment the Company's management and our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our internal controls over financial reporting were effective.

Attestation Report of the Registered Public Accounting Firm

The attestation of Ernst & Young LLP, our independent registered public accounting firm, on our internal control over financial reporting is set forth in this annual report on page 117 and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

During the three months ended December 31, 2023, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Target Hospitality Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Target Hospitality Corp.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Target Hospitality Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company, and our report dated March 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ *Ernst & Young LLP*

Houston, Texas
March 13, 2024

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Defaults upon Senior Securities

None.

Part III

Item 10. Directors, Executives, Officers and Corporate Governance

The information required by Item 10 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders. The Board of Directors of the Company (the "Board") has documented its governance practices by adopting several corporate governance policies. These governance policies, including the Company's Corporate Governance Guidelines, Corporate Code of Business Conduct and Ethics and Financial Code of Ethics for Senior Officers, as well as the charters for the committees of the Board (Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee) may also be viewed at the Company's website. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers applies to our principal executive officer, principal financial officer, principal accounting officer and certain other senior officers. We intend to disclose any amendments to or waivers from our Code of Ethics for the Chief Executive Officer and Senior Financial Officers by posting such information on our website at www.targethospitality.com,within four business days following the date of the amendment or waiver. Copies of such documents will be sent to shareholders free of charge upon written request to the corporate secretary at the address shown on the cover page of this report.

Item 11. Executive Compensation

The information required by Item 11 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management Related Shareholder Matters

The information required by Item 12 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 hereby is incorporated by reference to such information as set forth in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 15. Exhibits

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger, among Platinum Eagle Acquisition Corp., Topaz Holdings Corp., Arrow Bidco, LLC and Algeco Investments B.V., dated as of November 13, 2018 (incorporated by reference to the corresponding exhibit to Platinum Eagle's Registration Statement on Form S-4 (File No. 333-228363), filed with the SEC on November 13, 2018).
2.2	Agreement and Plan of Merger, among Platinum Eagle Acquisition Corp., Topaz Holdings Corp., Signor Merger Sub Inc. and Arrow Holdings S.a.r.l., dated as of November 13, 2018 (incorporated by reference to the corresponding exhibit to Platinum Eagle's Registration Statement on Form S-4 (File No. 333-228363), filed with the SEC on November 13, 2018).
2.3	Amendment to Agreement and Plan of Merger, among Platinum Eagle Acquisition Corp., Topaz Holdings LLC, Arrow Bidco, LLC, Algeco Investments B.V. and Algeco US Holdings LLC, dated as of January 4, 2019 (incorporated by reference to the corresponding exhibit to Amendment No. 2 to Platinum Eagle's Registration Statement on Form S-4 (File No. 333-228363), filed with the SEC on January 4, 2019).
2.4	Amendment to Agreement and Plan of Merger, among Platinum Eagle Acquisition Corp., Topaz Holdings LLC, Signor Merger Sub LLC, Arrow Parent Corp. and Arrow Holdings S.a.r.l., dated as of January 4, 2019 (incorporated by reference to the corresponding exhibit to Amendment No. 2 to Platinum Eagle's Registration Statement on Form S-4 (File No. 333-228363), filed with the SEC on January 4, 2019).
2.5	Asset Purchase Agreement, dated as of June 19, 2019, by and among Superior Lodging, LLC, Superior Lodging Orla South, LLC, Superior Lodging Kermit, LLC, WinCo Disposal, LLC, the Members of WinCo Disposal, LLC, Superior Lodging, LLC, as the representative of the Sellers and Target Logistics Management, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 21, 2019).
3.1	Certificate of Incorporation of Target Hospitality Corp. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
3.2	Certificate of Validation of Platinum Eagle Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 10, 2020).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Target Hospitality Corp. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 23, 2022).
3.4	Second Amended and Restated Bylaws of Target Hospitality Corp. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 28, 2022).
3.5	Third Amended and Restated Bylaws of Target Hospitality Corp. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 3, 2023).

4.1	Form of Specimen Common Stock Certificate of Target Hospitality Corp. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
4.2	Form of Warrant Certificate of Target Hospitality Corp. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
4.3	Warrant Agreement between Platinum Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of January 11, 2018 (incorporated by reference to Exhibit 4.1 to Platinum Eagle's Current Report on Form 8-K, filed with the SEC on January 18, 2018).
4.4	Indenture dated March 15, 2019, by and among Arrow Bidco, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
4.5	First Supplemental Indenture, dated as of November 1, 2023, by and between Arrow Bidco, LLC and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on November 3, 2023).
4.6	Indenture, dated November 1, 2023, by and among Arrow Bidco, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 3, 2023).
4.7	Description of the Company's Securities (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022).
10.1	ABL Credit Agreement dated March 15, 2019, by and among Arrow Bidco, LLC, Topaz Holdings LLC, Target Logistics Management, LLC, RL Signor Holdings, LLC and each of their domestic subsidiaries, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.2	First Amendment to the ABL Credit Agreement, dated February 1, 2023, by and among Arrow Bidco, LLC, Topaz Holdings LLC, the other Loan Parties thereto, Bank of America, N.A. as administrative agent, collateral agent and swingline lender each Fronting Bank party thereto and each of the New Revolver Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 2, 2023).
10.3	Second Amendment to the ABL Credit Agreement, dated August 10, 2023, by and among Arrow Bidco, LLC, Topaz Holdings LLC, the other Loan Parties thereto, Bank of America, N.A. as administrative agent, collateral agent and swingline lender each Fronting Bank party thereto and each of the New Revolver Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 11, 2023).
10.4	Third Amendment to the ABL Credit Agreement, dated October 12, 2023, by and among Arrow Bidco, LLC, Topaz Holdings LLC, the other Loan Parties party thereto, the Incremental Revolver Lenders party and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 13, 2023).

10.5	Amended and Restated Registration Rights Agreement dated March 15, 2019 by and among the Company, Arrow Seller, the Algeco Seller and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.6	Amended and Restated Private Placement Warrant Purchase Agreement among Platinum Eagle Acquisition Corp., Platinum Eagle Acquisition LLC, Harry E. Sloan and the other parties thereto, dated as of January 16, 2018 (incorporated by reference to Exhibit 10.14 to Platinum Eagle's Current Report on Form 8-K, filed with the SEC on January 18, 2018).
10.7+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.8+	Target Hospitality 2019 Incentive Award Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.9+	Employment Agreement with James B. Archer (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.10+	Amendment to Employment Agreement with James B. Archer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 10, 2021).
10.11+	Employment Agreement with Heidi D. Lewis (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.12+	Amendment to Employment Agreement with Heidi D. Lewis.(incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 13, 2020).
10.13+	Second Amendment to Employment Agreement with Heidi D. Lewis (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022).
10.14+	Employment Agreement with Troy Schrenk (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.15+	Amendment to Employment Agreement with Troy Schrenk (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 1, 2021).
10.16+	Second Amendment to Employment Agreement with Troy Schrenk (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on December 10, 2021).
10.17+	Employment Agreement with Eric Kalamaras (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on August 15, 2019).
10.18+	Amendment to Employment Agreement with Eric Kalamaras (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on December 10, 2021).
10.19+	Employment Agreement with Jason Vlacich (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A, filed with the SEC on August 15, 2019).

10.20+	Amendment to Employment Agreement with Jason Vlacich (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022).
10.21+	Employment Agreement with J. Travis Kelley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 5, 2021).
10.22+	Amendment to Employment Agreement with J. Travis Kelley (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022).
10.23+	Form of Executive Nonqualified Stock Option Award Agreement (2019 Awards) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 24, 2019).
10.24+	Form of Executive Restricted Stock Unit Agreement (2019 Awards) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 24, 2019).
10.25+	Form of Executive Restricted Stock Unit Agreement (2020 Awards) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on March 6, 2020).
10.26+	Form of Executive Nonqualified Stock Option Award Agreement (2020 Awards) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 6, 2020).
10.27+	Form of Restricted Stock Unit Agreement (Non-Employee Directors 2020) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 21, 2020).
10.28+	Form of Restricted Stock Unit Agreement (Executives—2020 Salary Reduction) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 2, 2020).
10.29+	Form of Restricted Stock Unit Agreement (Non-Employee Directors—2020 Retainer Reduction) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 2, 2020).
10.30+	Form of Salary Program Termination Agreement (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 2, 2020).
10.31+	Form of Director Retainer Program Termination Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on October 2, 2020).
10.32+	Executive Restricted Stock Units Termination Agreement, dated August 5, 2020, by and between the Company and James B. Archer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 7, 2020).
10.33+	Form of Executive Restricted Stock Unit Agreement (2021 Awards) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on March 1, 2021.

10.34+	Form of Executive Stock Appreciation Rights Award Agreement (2021 Awards) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on March 1, 2021).
10.35+	Form of Restricted Stock Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 19, 2021).
10.36+	Form of Executive Restricted Stock Unit Agreement (2022 Awards) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 28, 2022).
10.37+	Form of Executive Performance Unit Agreement (2022 Awards) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 28, 2022).
10.38+	Form of Restricted Stock Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 23, 2022).
10.39+	Executive Performance Stock Unit Agreement, by and between the Target Hospitality Corp. and James B. Archer, dated May 24, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 25, 2022).
10.40+	Form of Executive Performance Stock Unit Agreement (Executives) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2022).
10.41+	Form of Executive Restricted Stock Unit Agreement (2023 Awards) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 6, 2023).
10.42+	Form of Executive Performance Unit Agreement (2023 Awards) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on March 6, 2023).
14.1	Code of Ethics for the Chief Executive Officer and Senior Financial Officers, effective March 15, 2019 (incorporated by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 21, 2019).
19*	Securities Trading Policy of Target Hospitality Corp.
21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023).
23.1*	Consent of Ernst & Young LLP
31.1*	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act
32.1**	Certification of Chief Executive Officer Pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

32.2**	Certification of Chief Financial Officer Pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
97*	Compensation Recovery Policy of Target Hospitality Corp.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File—the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

* Filed herewith

** The certifications furnished in Exhibit 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

+ Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of the Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Target Hospitality Corp.

Dated: March 13, 2024

By: /s/ James B. Archer
Name: James B. Archer
Title: President & Chief Executive Officer

Signature	**Title:**	**Date:**
/s/ James B. Archer **James B. Archer**	Director, President and Chief Executive Officer (Principal Executive Officer)	March 13, 2024
/s/ Jason P. Vlacich **Jason P. Vlacich**	Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)	March 13, 2024
/s/ Stephen Robertson **Stephen Robertson**	Chairman of the Board	March 13, 2024
/s/ Pamela H. Patenaude **Pamela H. Patenaude**	Director	March 13, 2024
/s/ Alejandro Hernandez **Alejandro Hernandez**	Director	March 13, 2024
/s/ Linda Medler **Linda Medler**	Director	March 13, 2024
/s/ Martin Jimmerson **Martin L. Jimmerson**	Director	March 13, 2024
/s/ John C. Dorman **John C. Dorman**	Director	March 13, 2024

